14

06012223

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Seng Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 0 6 2006
THOMSON
FINANCIAL

FILE NO. 82- 1747 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dle

DATE: 4/5/06

HANG SENG BANK



AR/S
12-31-05

OUR ROADMAP FOR GROWTH

Annual Report 2005

OUR ROADMAP FOR GROWTH

Hang Seng Bank creates increasing shareholder value through sustainable business growth, focusing particularly on southern China and the Yangtze River Delta region.

This year's theme – Our Roadmap For Growth – reflects our strategy for future business success. Building on our strengths, we have set major business priorities and established challenging targets.

Central to achieving our objectives is a continuing emphasis on superior service. By helping our customers move forward with their individual roadmaps for growth we can ensure we move forward with our own, creating long-term benefits for our key stakeholders.

CONTENTS

A WORLD-CLASS

BANK

CORPORATE PROFILE

Founded in 1933, Hang Seng Bank is Hong Kong's largest locally incorporated bank in terms of market capitalisation (HK$193.5 billion at 31 December 2006).

In Hong Kong, we operate over 150 branches and automated banking centres, serving more than one third of the local population. We have a network of 12 outlets in mainland China, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). We also have a branch in Macau and a representative office in Taipei.

Hang Seng is a principal member of the HSBC Group, which is among the world's largest banking and financial services organisations.



OUR PERFORMANCE

RESULTS IN BRIEF

	2005	2004 restated*	Change
For the year	HK$m	HK$m	%
Operating profit excluding loan impairment charges and other credit risk provisions	11,686	11,821	-1.1
Operating profit	11,068	12,598	-12.1
Profit before tax	13,358	13,283	0.6
Profit attributable to shareholders	11,342	11,364	-0.2
Per share	HK$	HK$	%
Earnings per share	5.93	5.94	-0.2
Dividends per share	5.20	5.20	–
At year-end	HK$m	HK$m	%
Shareholders' funds	42,571	40,929	4.0
Total assets	580,820	546,947	6.2
	HK$	HK$	%
Net asset value per share	22.87	21.85	4.7
Ratios	%	%	
For the year			
Return on average shareholders' funds	27.5	28.5	
Cost efficiency ratio	28.0	26.4	
Average liquidity ratio	45.1	47.2	
At year-end			
Total capital ratio**	12.8	12.0	
Tier 1 capital ratio**	10.4	10.8	

* Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in note 4 "Changes in accounting policies".

** The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

DELIVERING

VALUE

FIVE-YEAR FINANCIAL SUMMARY

	2001	2002	2003	2004 restated	**2005**
For the year	HK$bn	HK$bn	HK$bn	HK$bn	**HK$bn**
Operating profit	11.1	10.7	10.7	12.6	**11.1**
Profit before tax	11.5	11.2	11.1	13.3	**13.4**
Profit attributable to shareholders	10.1	9.9	9.5	11.4	**11.3**
At year-end	HK$bn	HK$bn	HK$bn	HK$bn	**HK$bn**
Shareholders' funds	45.1	43.1	39.6	40.9	**42.6**
Issued and paid up capital	9.6	9.6	9.6	9.6	**9.6**
Total assets	474.8	474.7	503.0	546.9	**580.8**
Per share	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	5.29	5.19	4.99	5.94	**5.93**
Dividends per share	4.90	5.40#	4.90	5.20	**5.20**
Ratios	%	%	%	%	**%**
Post-tax return on average shareholders' funds	23.0	23.1	23.4	28.5	**27.5**
Post-tax return on average total assets	2.1	2.1	2.0	2.2	**2.0**
Capital ratios					
– Total ratio*	15.3	14.2	13.2	12.0	**12.8**
– Tier 1 ratio*	12.3	11.9	11.3	10.8	**10.4**
Cost efficiency ratio	26.3	25.4	25.4	26.4	**28.0**

Including special interim dividend of HK$0.50 per share for 2002.

* The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

RESULTS
HK$bn


14
12
10
8
6
4
2
0
01 02 03 04 05
Profit Attributable to Shareholders
Operating Profit

TOTAL ASSETS AND SHAREHOLDERS' FUNDS
HK$bn In Percentage


600
500
400
300
200
100
0
30
25
20
15
10
5
0
01 02 03 04 05
Total Assets
Shareholders' Funds
Post-tax Return on Average Shareholders' Funds

PER SHARE EARNINGS AND DIVIDENDS
HK$


10.00
8.00
6.00
4.00
2.00
0.00
01 02 03 04 05
Dividends Per Share
Special Interim Dividend Per Share
Earnings Per Share

MAJOR EVENTS 2005

1 JAN


SGS
恒生銀行有限公司
Hang Seng Bank Limited
ISO 14001:1996

JAN

Hang Seng becomes the first Hong Kong financial institution to receive ISO 14001 certification for its sound environmental practices.

To further tap the business potential of the Pearl River Delta region, Hang Seng opens its first Shenzhen sub-branch.

Hang Seng begins offering Hong Kong dollar withdrawal services via its Hong Kong ATM network to China UnionPay cardholders from mainland China.

Hang Seng extends the combined age of the property and mortgage loan tenor from 40 to 60 years for key residential estates and extends its 95% "Top Up" Mortgage Plan to secondary market properties.

2 FEB


恒生銀行
JAL
恒生日航卡

FEB

Hang Seng and Japan Airlines jointly launch a credit card.

3 MAR

MAR

Hang Seng Insurance Company Limited and Hang Seng Life Limited respectively celebrate their 40th and 10th anniversaries.



Hang Seng begins offering mortgage services for residential properties that have been rehabilitated under the Urban Renewal Authority and Hong Kong Housing Society schemes.

4 APR

APR

Hang Seng's Fuzhou branch relocates to larger premises to capitalise on growing business opportunities in Fujian Province.

Hang Seng and Industrial Bank jointly establish a credit card centre on the Mainland.

5 MAY

MAY

Hang Seng announces a first interim dividend of HK$1.10 per share.

6 JUN

JUN

Hang Seng makes its debut subordinated notes issue with a HK$2.5 billion offering, the largest-ever outstanding Hong Kong dollar subordinated notes issue.

The Hang Seng FTSE / Xinhua China 25 Index Exchange-traded Fund is launched and listed on the Stock Exchange of Hong Kong.


2838

Hang Seng launches two new Capital-guaranteed China Equity Funds.

Hang Seng extends its 95% "Top Up" Mortgage Plan to Government Home Ownership Scheme flats that are eligible for sale on the open market.

Hang Seng expands its personal loan services with the launch of an e-Loan Centre.



JUL

Hang Seng launches a Commercial Card for small and medium-sized enterprise (SME) customers.

7 JUL

8 AUG

AUG

Hang Seng opens a Dongguan representative office, further strengthening the Bank's presence in the Pearl River Delta region.


恒生银行
恒生银行东莞代表处

Hang Seng announces a second interim dividend of HK$1.10 per share.

Hang Seng expands its Cash Dollars Credit Card Reward scheme to better meet customer needs.



SEP

Hang Seng opens a Beijing branch to build on opportunities created by the further liberalisation of financial markets on the Mainland.

Hang Seng launches two Capital-guaranteed MidCap Funds.

Hang Seng's investment quota under its Mainland QFII securities investment business permit is doubled to US$100 million.

Hang Seng launches an RMB forward foreign exchange contracts service at its Shanghai, Guangzhou, Shenzhen and Fuzhou branches.

9 SEP

10 OCT

OCT

The number of Hang Seng outlets in Shanghai increases to four with the opening of Xujiahui sub-branch.


恒生銀行
上海徐家汇支行
开幕志庆
上海徐家汇支行
开幕志庆

Hang Seng announces an expanded range of products and services designed specifically for SMEs.

NOV

Hang Seng announces a third interim dividend of HK$1.10 per share.



Hang Seng is among the first group of banks to launch retail RMB non-deliverable forward contracts in Hong Kong.

11 NOV

12 DEC

DEC

Hang Seng offers business customers RMB deposit accounts.

Hang Seng's Fuzhou branch receives approval to expand its services to domestic enterprises and Mainland residents.

MAJOR AWARDS AND RATINGS



Named **Best Domestic Bank in Hong Kong** by *The Asset* for the sixth consecutive year.

Ranked as the **Strongest Bank in Asia** in *The Asian Banker 300.*

Named **Best Hong Kong Company** in terms of **Commitment to Strong Dividend Policy** by *FinanceAsia* in its Asia's Best Companies 2005 poll.

Ranked as the **220th Largest Listed Company in the World** in terms of **Market Capitalisation** in the 2005 FT Global 500.

Won the **Excellence in Wealth Management Award** at *The Asian Banker's* Excellence in Retail Financial Services Awards 2005.

2004 Annual Report won an **Honors Award** at the 2005 International ARC Awards Competition.



Highly Commended in the categories of **Best Annual Report and Other Corporate Literature**; **Best Corporate Governance**; and **Best Website** at *Investor Relations Magazine's* Hong Kong & Taiwan Awards 2005.

Awarded a **Certificate of Merit for Outstanding Achievements and Performance in Customer Service** at the 2005 Hong Kong Awards for Industries.

Moody's Investors Service **affirmed Hang Seng's A1 long-term and Prime 1 short-term foreign currency deposit ratings** and **Aa3 long-term and Prime 1 short-term local currency deposit ratings**, as well as its **bank financial strength rating of B** – the highest rating among Moody's rated Hong Kong banks.

Standard & Poor's **affirmed Hang Seng's AA- long-term and A-1+ short-term local currency counterparty ratings** and **raised its long-term and short-term foreign currency counterparty ratings to A+ and A-1** respectively. Standard & Poor's also **assigned a B+ bank fundamental strength rating**, the highest such rating assigned to Hong Kong banks.

Hang Seng's HK$2.5 billion subordinated notes issue was assigned **ratings of A1 and A+** by Moody's and Standard & Poor's respectively.

Fitch **affirmed Hang Seng's individual rating of A/B and support rating of 1**.

Standard & Poor's **affirmed Hang Seng Insurance Co Ltd's and Hang Seng Life Ltd's A+ insurer financial strength and counterparty credit rating**.

A.M. Best **affirmed Hang Seng Insurance Co Ltd's and Hang Seng Life Ltd's A+ (Superior) financial strength rating**.



FTSE **affirmed Hang Seng's status as a constituent company of the FTSE4Good Index Series,** designed to recognise companies that meet global corporate responsibility standards.

Named a **Caring Company** by the Hong Kong Council of Social Service for the third consecutive year.





OUR VISION



Michael Smith
Chairman



CHARTING FUTURE GROWTH

“Our vision is to increase shareholder value by becoming the leading regional bank in Greater China.”



CHAIRMAN'S STATEMENT

> "Hang Seng's 2005 results reflect an increasingly competitive operating environment and rising interest rates."

Hang Seng's 2005 results reflect an increasingly competitive operating environment and rising interest rates which exerted significant pressure on Treasury investments and trading performance and affected the sale of investment funds. However, these downward influences on income were offset by improvements in deposit spreads earned and net free funds contribution, while the stronger property and employment markets helped to sustain borrower demand.

Our operating profit excluding loan impairment charges and other credit risk provisions declined 1.1 per cent to HK$11,686 million.

Attributable profit was HK$11,342 million, compared with HK$11,364 million in 2004 which included a HK$812 million release of general provisions. Our 2005 attributable profit benefited from a HK$1.2 billion revaluation surplus on our investment properties. Earnings per share were HK$5.93.

Our return on average shareholders' funds was 27.5 per cent.

At 31 December 2005, our total and tier 1 capital ratios stood at 12.8 per cent and 10.4 per cent respectively, compared with 12 per cent and 10.8 per cent a year earlier.

The Directors have declared a fourth interim dividend of HK$1.90 per share, bringing the total distribution for 2005 to HK$5.20 per share, the same as in 2004.

At a customer group level, Personal Financial Services recorded an operating profit excluding loan impairment charges of HK$7,436 million, an increase of 10.7 per cent. This reflects an 18 per cent rise in net interest income and a 17.9 per cent expansion of our insurance business, as well as growth in card advances, residential mortgages (excluding Government Home Ownership Scheme mortgages) and other consumer lending.

Increases in advances to customers and net interest income also helped Commercial Banking's operating profit excluding loan impairment charges to grow by 11.3 per cent to HK$1,647 million. However, it was necessary to make several large loan impairment charges which brought pre-tax profit down by 49.2 per cent.

Market liquidity together with limited corporate demand for loans put pressure on corporate lending margins in 2005. This had an impact on Corporate and Institutional Banking's operating profit excluding loan impairment charges, which was down 19.1 per cent at HK$554 million.

The interest rate environment created difficult operating conditions for Treasury. A sustained rise in funding costs and a flattening of yield curves for all major currencies saw operating profit excluding loan impairment charges decline by 50.3 per cent to HK$1,183 million.

Operating costs rose 7.4 per cent to HK$4,546 million following investment in future growth. We hired more staff to support the expansion of our Personal Financial Services and Commercial Banking businesses.

We increased our mainland China network of outlets to 12 with new openings in Shenzhen, Shanghai and Dongguan. Our number of full-time equivalent staff on the Mainland rose by 32.7 per cent to reach 377. These developments will help us win more business in this rapidly growing market.

Our 15.98 per cent investment in Industrial Bank contributed HK$358 million to our profits.

LEADERSHIP

I became Chairman of Hang Seng on 22 April 2005 following Mr David Eldon's retirement. Since then, I have had the pleasure of welcoming several new colleagues to the Board and to our senior management team.

On 25 May 2005, Mr Raymond Or became Vice-Chairman and Chief Executive of Hang Seng after Mr Vincent Cheng took up the position of Chairman of The Hongkong and Shanghai Banking Corporation Limited.

On the same day, Mr Peter Wong, Group General Manager and Executive Director, Hong Kong and Mainland China, The Hongkong and Shanghai Banking Corporation Limited, was appointed as a non-executive Director of Hang Seng.

Mr Mok Wai Kin, former Managing Director and Chief Operating Officer, is on pre-retirement leave until 1 April 2006 after more than 39 years of distinguished service. Mrs Dorothy Sit, formerly Head of Personal Financial Services, Hong Kong, at The Hongkong and Shanghai Banking Corporation Limited, has been appointed Chief Operating Officer.

Mr Patrick Chan, formerly Deputy General Manager and Chief Financial Officer, was promoted to Executive Director and Chief Financial Officer with effect from 7 December 2005.

A strong team is crucial to achieving our goals. On behalf of the Directors, I wish to thank all staff for their continuing dedication to service excellence and business success. As part of our strategy to retain and motivate valuable talent, performance-related pay rises of up to 8 per cent were awarded in January 2006.

I would also like to express the Board's appreciation to our shareholders and customers for their strong support and for sharing our firm belief in Hang Seng's excellent prospects for future growth.

“I would also like to express the Board's appreciation to our shareholders and customers for their strong support and for sharing our firm belief in Hang Seng's excellent prospects for future growth.”

> “Hang Seng has always placed strong emphasis on enhancing shareholder value in a sustainable way. Our roadmap furthers this commitment by establishing a sound strategy and targets that will help us steer our business forward.”

VISION FOR GROWTH

Our vision is to increase shareholder value by becoming the leading regional bank in Greater China, focusing particularly on southern China and the Yangtze River Delta region. With this as our central objective, we have developed a roadmap for growth that establishes high business targets and a plan for achieving them. More details of our goals and strategy can be found in the Chief Executive's Report.

This does not involve a dramatic change in course. Hang Seng's competitive advantages such as premium customer service, brand strength and prudent financial management are central to our new strategy. However, we will optimise these advantages and be more progressive in pursuing our targets and reviewing business lines, service offerings and human resources.

Hong Kong's economy is expected to continue on an upward trend in 2006, albeit at a slower pace. With the expected growth in trade, Hong Kong's close economic ties with the Mainland will benefit merchandise and service exports. On the domestic front, improving employment conditions will boost consumer purchasing power.

However, it will not be plain sailing. Oil price movements, US interest rate trends and a build up of labour and rental cost pressures all have the potential to create new challenges to economic growth.

But we will capitalise on the opportunities and rely on our core strengths to successfully navigate any change in the economic climate.

Hang Seng has always placed strong emphasis on enhancing shareholder value in a sustainable way. Our roadmap furthers this commitment by establishing a sound strategy and targets that will help us steer our business forward.



Michael Smith
Chairman
Hong Kong, 6 March 2006



CHIEF EXECUTIVE'S REPORT



The economic environment in 2005 created both opportunities and challenges for Hang Seng's business.

The upward trend in interest rates improved spreads on deposits but compressed those on Treasury investments and money market portfolios, leading to a 55.2 per cent drop in Treasury's pre-tax profit to HK$1,072 million.

Against a backdrop of keen competition in the banking sector, we further refined our strategy of providing premium service and customised financial solutions. This particularly benefited Personal Financial Services, which recorded a 13.4 per cent increase in pre-tax profit to HK$7,686 million.

We maintained momentum in our wealth management business by introducing new life insurance plans and promoting investment products that offer customers attractive returns in a rising interest rate environment.

However, competitive conditions fuelled by market liquidity and slow loan demand continued to squeeze corporate lending margins. Corporate and Institutional Banking's pre-tax profit fell 37.8 per cent to HK$507 million.

Raymond Or
Vice-Chairman and
Chief Executive

Economic confidence within the business community improved during the year. We increased our focus on middle-market enterprises by appointing dedicated customer relationship managers. We also deepened relationships with small and medium-sized enterprises (SMEs) by strengthening in-branch teams and investing in business banking outlets. This helped us increase Commercial Banking's trade services volume and customer advances by 6.8 per cent and 15.5 per cent respectively.

Improving property and employment markets also helped drive borrower demand. We capitalised on this to expand lending, particularly in higher-yielding areas such as consumer finance. However, although the overall quality of our loan portfolio improved, a small number of large Commercial Banking loan impairment charges saw Commercial Banking's pre-tax profit decline by 49.2 per cent to HK$1,078 million.

We made good progress with the development of our mainland China business, adding two new sub-branches and one representative office, upgrading our Beijing representative office to a branch and expanding the size and services of our branch in Fuzhou.

Our total operating income grew by HK$3,421 million, or 17.3 per cent, to HK$23,246 million.

Pre-tax profit was up 0.6 per cent at HK$13,358 million.

Operating profit excluding loan impairment charges and other credit risk provisions and attributable profit were HK$11,686 million and HK$11,342 million respectively, representing declines of 1.1 per cent and 0.2 per cent.

FINANCIAL HIGHLIGHTS

The upward trend in interest rates and continuing consumer demand helped net interest income grow by HK$1,063 million, or 10.6 per cent, to HK$11,068 million.

Widening deposit spreads, the increased contribution of net free funds and the beneficial effects of a HK$24.9 billion rise in average interest-earning assets outweighed the impact of increasingly compressed spreads on Treasury investments and money market portfolios and the fall in mortgage portfolio yields.

Net interest margin improved by 11 basis points to 2.19 per cent, compared with an industry average of 1.68 per cent. This increase reflects the combined effects of a 6 basis point fall in net interest spread and a 17 basis point improvement in the contribution from net free funds.

Net fee income declined 16.1 per cent to HK$2,874 million.

Rising interest rates saw investors shift from capital-guaranteed funds to higher-yielding market-linked instruments, leading to a 34 per cent fall in related fee income. Increases in the number of credit cards and cardholder spending helped card services income rise by HK$107 million, or 17.9 per cent.

Net trading income fell 48 per cent to HK$579 million. This was attributable

> “We made good progress with the development of our mainland China business.”

CHIEF EXECUTIVE'S REPORT (continued)

mainly to the inclusion of net interest expenses of HK$306 million, revaluation losses of HK$145 million on forward foreign exchange contracts linked to money market transactions and a change in classification of HK$89 million in life insurance related income.

Income from wealth management was HK$3,488 million, slightly up on the HK$3,472 million achieved in 2004. Investment services income fell by 10.1 per cent, but momentum was maintained by the HK$235 million, or 17.9 per cent, increase in insurance income.

We introduced new life insurance products, including the 3-Year Express Wealth Life Insurance Plan and All Years Reward Life Insurance Plan, that offer the combined benefits of life cover and savings returns. These products helped drive strong growth of HK$3,445 million, or 77.9 per cent, in net earned insurance premiums. Annualised premiums for new life insurance policies rose by 66.4 per cent.

Our Private Banking business produced significant results. Customer number and funds under management both increased and investment services and advisory fees income grew by 52.8 per cent.

"We aim to become the preferred bank for SMEs in Hong Kong."

Total funds under management, including discretionary and advisory, rose by 18.1 per cent to HK$106.2 billion.

We continued to invest for future growth. Operating expenses rose by HK$314 million, or 7.4 per cent, attributable mainly to increases in salaries and headcount and the further enhancement of our e-Banking services.

At 28 per cent, our cost efficiency ratio compared favourably with the local industry average of 42 per cent for 2005.

We maintained a strong liquidity position. Our average liquidity ratio was 45.1 per cent, compared with 47.2 per cent in 2004.

We raised HK$4.5 billion in subordinated debt during 2005. This helped to balance our capital structure and will be used to fund future business growth.

At 31 December 2005, our total capital ratio was 12.8 per cent, as compared with 12 per cent a year earlier. Our tier 1 capital ratio was 10.4 per cent, down 0.4 percentage points.

Shareholders' funds (excluding proposed dividends) rose by HK$1,642 million to HK$38,938 million, attributable mainly to the increase in retained profits and premises revaluation reserves.

At year-end, total assets stood at HK$580.8 billion, an increase of HK$33.9 billion, or 6.2 per cent.

Advances to customers rose by 3.6 per cent. The improving economy helped us grow lending to the wholesale, retail and manufacturing sectors by 35.3 per cent. Lending to the property development and investment sectors rose 8.4 per cent.

The buoyant labour market helped sustain demand from individuals. Card advances increased by 18.4 per cent. Personal loans grew by 51.8 per cent as we continued to promote consumer finance.

In a very competitive environment, the success of several new mortgage products helped us increase our residential mortgage lending by 1.7 per cent compared with market growth of 0.9 per cent. In December 2005, our market share for new mortgage loans approved and those drawn down stood at 17.2 per cent and 18.8 per cent respectively. During the last quarter of 2005, we were the leading bank for new residential mortgage business in Hong Kong.

Gross advances for use outside Hong Kong enjoyed strong growth of 31.1 per cent to reach HK$15,876 million, driven largely by increased Mainland lending.

At 31 December 2005, total loan impairment allowances as a percentage of gross advances to customers were 0.4 per cent, the same as a year earlier. Loan impairment allowances as a percentage of gross impaired loans were 38.9 per cent, down from 40.3 per cent. Gross impaired advances as a percentage of gross advances to customers improved to 0.5 per cent, compared with 0.7 per cent at the end of 2004. We will continue to enhance our credit risk management systems to help ensure good asset quality.

Customer deposits, including certificates of deposit and other debt securities in issue, increased by 3.4 per cent as customers looked to benefit from rising interest rates.

At the end of 2005, our advances-to-deposits ratio was 54.4 per cent, compared with 54.3 per cent a year earlier.

We made encouraging progress with our RMB business in Hong Kong. By year-end, a series of promotional offers had helped us grow our RMB deposits. Our market share was 11.6 per cent, a year-on-year increase of 3.1 percentage points.

OUR ROADMAP

With economic growth forecast to be more modest in 2006, our roadmap will ensure we continue to move forward as the competition increases. We have identified business priorities that offer good growth opportunities and set challenging targets.

In Personal Financial Services, we will further build our wealth management business by improving cross-selling and developing innovative products to attract new customers, particularly in the affluent and mass affluent segments. We aim to double Private Banking's profits within five years.

We will expand our personal lending and credit card businesses. We will increase our market share among younger customers by introducing services designed specifically to meet their needs.

We will strive to raise Commercial Banking's contribution to total pre-tax profit to 20 per cent within the next five years. Our large customer base provides an excellent platform from which to grow our lending and corporate wealth management business. We aim to become the preferred bank for SMEs in Hong Kong by increasing our investment in developing specialised product and service offerings for such companies.

We will develop a more balanced and diversified Treasury income base. Operating within prudent risk management parameters, we will work to grow income from customer-driven business and proprietary trading.

We have set a pre-tax profit contribution target of 10 per cent within the next five years for our

> “We will be more progressive in implementing our business strategies while maintaining good cost efficiency.”

CHIEF EXECUTIVE'S REPORT (continued)

"We will stay focused on our objectives and further build on our strengths to create increasing value for shareholders."

Mainland business. We will increase our service capabilities by opening new outlets, particularly sub-branches, in key strategic cities. Along with recruiting new staff, this will help us attract more Personal Financial Services and Commercial Banking business.

We plan to invest over HK$1 billion during the next three years to expand our Mainland service scope and our network to more than 30 outlets.

We will deepen our co-operation with Industrial Bank in various lines of business. We will also consider investments in insurance, asset-management and securities businesses should suitable opportunities arise.

At an operational level, we will be more progressive in implementing our business strategies while maintaining good cost efficiency.

In reaction to keener competition and rising pressure on costs and margins, we will take a more critical approach in assessing resource allocation, business operations and service offerings. However, we will continue to balance the interests and expectations of shareholders, customers and staff with our responsibilities to the community as a good corporate citizen.

We will hire more staff and invest in brand rejuvenation and branch renovations to better serve existing customers and attract new ones, particularly among the younger generations. We will also make increased use of relevant new technology.

Uncertainties such as US interest rate movements and oil prices may make the journey ahead a demanding one.

However, our strong management team has the experience necessary to negotiate any economic bumps in the road. We will stay focused on our objectives and further build on our strengths to create increasing value for shareholders.



Raymond Or
Vice-Chairman and Chief Executive
Hong Kong, 6 March 2006

WEALTH
MANAGEMENT

PARTNERING
WITH SMEs

MAINLAND
OPERATIONS

CORPORATE
SOCIAL
RESPONSIBILITY

MOVING FORWARD TOGETHER

Superior customer service is central to Hang Seng's strategy for future growth.

An individualised approach to customer needs and tailor-made financial solutions are two of our most important competitive strengths.

By helping our customers succeed with their roadmaps for growth we can move forward with our own and continue to create sustainable benefits for our stakeholders.


"With the help of Hang Seng's professional services to grow our wealth, we have more time to enjoy the finer things in life."



WEALTH MANAGEMENT

ELVINA AND KEN KWAN

As an investment banker, Ken Kwan understands the importance of making well-informed financial decisions. That's why he and his wife Elvina, a pharmacist, chose Hang Seng for their wealth management needs.

"My parents have been Hang Seng customers for decades and Elvina and I have a joint account. Our experience of Hang Seng's premium service made the Bank the natural choice for our investment portfolio.

"Hang Seng's relationship managers take the time to understand our needs. They keep us up-to-date with how our investments are performing as well as what the markets are doing.

"With Hang Seng's help, we can look forward to a secure financial future."

PURSUING CHALLENGING CAREERS ▶

MOVING UP CORPORATE LADDER ▶

INVESTING FOR THE FUTURE ▶

ENJOYING LIFE TO THE FULL ▶


“Hang Seng delivers customised financial solutions that allow us to focus on growing our business.”



PARTNERING WITH SMEs

DENIS AU YEUNG

Denis Au Yeung, Director of Finance and Accounting at a [illegible] business, appreciates the value of Hang Seng's made-to-measure Business Banking services.

In just [illegible] years, the company has grown from a small enterprise with six staff to one employing a workforce of around 22,000 and operating across [illegible] locations in Hong Kong and mainland China.

"Hang Seng has proved a valuable long-term business partner, providing us with customised financial solutions to meet our evolving needs. This individualised service has enabled us to focus on serving our customers.

"As our business grows, Hang Seng is always there to offer support."

STARTED WITH SIX STAFF IN 1993	STRONG FOCUS ON SERVICE	NOW EMPLOYS 22,000 STAFF	A LEADING COURIER COMPANY IN MAINLAND CHINA

BUSINESS OPERATIONS

BUSINESS IN HONG KONG



The progress made by Hang Seng's Hong Kong operations in 2005 reflects the combined strength of our brand, superior personalised services and customer group segmentation strategy in a highly competitive environment.

Personal Financial Services and Commercial Banking both recorded good growth in operating profit excluding loan impairment charges and other credit risk provisions, underpinned by the further development of our insurance business and the expansion of our consumer and commercial loan portfolios.

Despite rising interest rates, the stronger local economy and improvements in the employment and property markets served to sustain borrower demand, helping us grow advances to customers by 3.6 per cent to HK$260.7 billion.

Customer deposits, including certificates of deposit and other debt securities in issue, rose by 3.4 per cent to HK$479.1 billion. With the upward trend in interest rates, customers shifted their deposits from current and savings accounts to time deposits, structured investment deposits and other instruments. Certificates of deposit and other debt securities in issue (including those reported as trading liabilities) grew by HK$7.6 billion, or 47.2 per cent, to HK$23.6 billion.

PERSONAL FINANCIAL SERVICES

Personal Financial Services' pre-tax profit increased 13.4 per cent and accounted for 57.5 per cent of our total pre-tax profit. Net interest income grew by 18 per cent, benefiting from the increase in customer deposits and a widening of deposit spreads, as well as the expansion of our wealth management business.

Wealth management-related income rose by HK$16 million, with the 17.9 per cent growth in insurance-related income compensating for the 10.1 per cent reduction in income from investment services.

Insurance

The introduction of several new life insurance products, together with greater investment in marketing campaigns, increases in cross-selling and more effective use of delivery channels saw insurance income rise by HK$235 million to HK$1,545 million.

Net earned insurance premiums were up HK$3,445 million, or 77.9 per cent, reflecting significant growth in premiums earned from life insurance policies. Life insurance gained market share and achieved an increase of 66.4 per cent in annualised premiums.

Hang Seng Insurance Company Limited and Hang Seng Life Limited marked their 40th and 10th anniversaries respectively with a host of initiatives, including a new brand-building TV advertising campaign, which won Silver Prizes at both the 2005 EFFIE Awards and 4As Creative Awards.

Increased growth momentum was achieved with the launch of products such as the 3-Year Express Wealth Life Insurance Plan, which provides life cover and a favourable savings return in eight years with the added benefit of a short payment term.

Hang Seng Life Limited is among the local front-runners in the launch of annuity products designed to tap the large retirement planning market.

New annuity products include the Hang Seng Monthly Income Retirement Plan, which provides policyholders with a guaranteed retirement bonus upon reaching their preferred retirement age followed by a monthly retirement income for 10, 15 or 20 years.

Investment Services

Income from investment services fell by HK$219 million to HK$1,943 million in 2005. Under the rising interest rate environment, capital-guaranteed fund sales slowed significantly compared with 2004, leading to a 34 per cent fall in related fee income. However, this was partly compensated for by trading income generated through sales of market-linked products. Increased investor demand for shorter-tenor instruments with potentially higher yields saw income from structured product services rise significantly.

The local securities and stockbroking sector grew increasingly competitive in 2005. We enhanced our securities services with the introduction of an online stagging finance application service and straight-through processing for IPO applications, a real-time stock alert service and new stock order types.

Securities-related income fell by 12 per cent to HK$493 million, in line with less stockmarket activity by retail investors.

We launched a total of 28 new funds in 2005, bringing the Hang Seng Investment Fund Series, including exchange-traded funds (ETFs), to 130.

With the Mainland's economy continuing to provide good investment potential, we introduced several new China-related funds. In June 2005, the Hang Seng FTSE / Xinhua China 25 Index ETF was listed on the Stock Exchange of Hong Kong and we launched two new capital-guaranteed China equity funds. All three funds focus on potential growth by H-share and Red-chip companies, collectively offering a range of risk and return profiles.

Our longer established China funds performed well in 2005. At 31 December 2005, our Hang Seng China H-share Index Fund had achieved growth of over 80 per cent since its launch in July 2003. Funds under management in the Hang Seng H-share Index ETF reached HK$1,282.8 million.

In September, our investment quota under our Mainland QFII securities investment business permit was doubled to US$100 million. This will allow us to expand our Mainland securities investment business, which includes offering A-share-related products to Hong Kong and overseas customers.

Our Private Banking business grew significantly, with rises in both customer number and funds under management, and a 52.8 per cent increase in income from investment services and advisory fees.

Total funds under management, including discretionary and advisory, grew by 18.1 per cent to HK$106.2 billion.

Consumer Lending

Sustained economic growth and the improving employment market helped underpin consumer loan demand in 2005. Personal loans registered strong growth of 51.8 per cent.

Card advances rose by 18.4 per cent, reflecting a 19.7 per cent increase in card spending and a 10.2 per cent rise in the card base, which reached 1.27 million. Our annualised credit card charge-off ratio improved by 1.33 percentage points to 1.88 per cent.

Overall lending to individuals, excluding mortgages suspended under the Government Home Ownership Scheme, rose by 3.2 per cent.

In the highly competitive residential mortgage sector, lending grew by 1.7



BUSINESS IN HONG KONG (continued)

per cent. This was achieved through a number of initiatives that included increasing the combined age of the property and mortgage loan tenor from 40 to 60 years for certain key estates and extending our 95% "Top Up" Mortgage Plan from primary to secondary properties.

Also important was our Mortgage-Link Account, which offers homebuyers an interest rate equal to the mortgage rate on savings linked to their mortgage account. Other developments included our strategic alliance with a major local real estate agent, which is providing additional retail channels to offer mortgage sales and consultation advice.

The average yield on our residential mortgage portfolio was on a downward trend in the first half of 2005 but stabilised in the second half, supported by gradual rises in Best Lending Rate and mortgage pricing.

RMB Business

We continued to make progress with our Hong Kong RMB services. To attract new customers, we implemented a series of RMB cash rebate and other incentive offers. Following the introduction of further liberalisation measures by Mainland authorities, we launched several new service enhancements, including increases in the daily limits on RMB exchange and remittances to the Mainland, as well as the removal of the credit limit cap on RMB credit cards.

By 31 December 2005, our share of the RMB deposit market in Hong Kong was 11.6 per cent, up 3.1 percentage points on a year earlier.

In November, we were among the first banks in Hong Kong to offer non-deliverable forward contracts in RMB to individual customers and small and medium-sized enterprises (SMEs).

COMMERCIAL BANKING

Commercial Banking contributed 8.1 per cent to our total pre-tax profit in 2005. Operating profit excluding loan impairment charges rose by 11.3 per cent, due primarily to growth in trade services volume and customer advances, which increased by 6.8 per cent and 15.5 per cent respectively.

Net interest income increased by 19.1 per cent, underpinned by the growth in customer advances and deposits as well as widening deposit spreads.

However, due to a small number of large loan impairment charges, and the significant reduction in releases compared with 2004, pre-tax profit fell 49.2 per cent to HK$1,078 million.

Refining customer group segmentation continued to form an important part of our Commercial Banking business strategy.

We appointed dedicated customer relationship managers to better serve the needs of key middle-market enterprises. We better aligned our insurance sales teams and trade services teams with our customer relationship teams to improve customer focus and service.

We continued to invest in human resources and business banking outlets to enable us to broaden and deepen our relationships with SMEs. Four area sales management offices, fielding a total of 60 staff, were established in late 2005 to focus on the banking needs of our top non-borrowing SME customers and to actively acquire new business. We also expanded our direct marketing team to serve the rest of the SME customer base.

We made good progress with building an infrastructure for increasing insurance and investment product sales to customers. We also enhanced cross-division collaboration with Personal Financial Services and Treasury which will result in better cross-selling.

In December 2005, we introduced RMB deposit accounts for business customers and expanded our RMB to Hong Kong dollar exchange service to a broader range of merchants.

The Bank's Macau branch recorded strong growth in business, including a near doubling of its loan balance.

CORPORATE AND INSTITUTIONAL BANKING

Corporate and Institutional Banking reported a pre-tax profit of HK$507 million, 37.8 per cent lower than in 2004, due primarily to a net collectively assessed loan impairment charge of HK$54 million, compared with a net release of HK$112 million in general provisions in the previous year. Operating profit excluding loan impairment charges fell 19.1 per cent.

Market liquidity together with limited corporate demand for loans continued to squeeze corporate lending margins in 2005, leading us to focus more on higher-yielding assets and non-interest income opportunities. Corporate and Institutional Banking's contribution to our total profit was 3.8 per cent.

TREASURY

Rising interest rates created a difficult operating environment for Treasury in 2005, with the sustained rise in funding costs and the lack of opportunities for yield enhancement in the flat yield curve environment negatively affecting income.

Pre-tax profit fell by 55.2 per cent to HK$1,072 million, contributing 8 per cent to our total pre-tax profit. Net interest income was down 53.7 per cent. Trading income declined by 28.8 per cent, due largely to reduced foreign exchange trading activity by customers and certain revaluation losses on forward foreign exchange contracts linked to money market transactions reportable under Hong Kong Accounting Standard 39.

In the rising interest rate environment, we sought to further diversify Treasury income to reflect a better balance between net interest income and income derived from proprietary trading and customer-driven business.

In early 2005, Treasury launched retail structured certificates of deposit and other retail capital-protected products. These investment instruments enjoyed a positive market response with a corresponding rise in revenue from structured product sales.

The rollout of retail RMB non-deliverable forward contracts to personal and small company customers which began in November 2005 is also showing some promising early results.

Given the challenging operating conditions, Treasury's main focus with respect to balance sheet management was to lower risk exposure through measures such as shortening investment tenor and reducing interest rate mismatch positions.



E-BANKING

We are committed to using technology to improve and expand our banking services.

We continued to encourage customers to switch to online and automated channels, which will enable us to make more efficient use of our branches as sales and advisory centres.

By the end of 2005, we had over 520,000 Personal e-Banking customers, up 21 per cent on a year earlier.

In December 2005, 32.9 per cent of all personal customer transactions were conducted online, up from 28.6 per cent at the same time in 2004.

Online securities transactions accounted for 63 per cent of all securities transactions in 2005, up from 60.8 per cent in 2004. Online foreign exchange margin trading reached 77 per cent of all such trading, compared with 65.5 per cent a year earlier.

Following the launch of an e-Loan Centre in June, personal banking customers can now enjoy the convenience of being able to apply and obtain preliminary approval for a wide range of personal loans online.

We are stepping up efforts to incentivise our corporate customers to make increased use of our online services. At 31 December 2005, over 29,000 companies had registered for Business e-Banking services, an increase of 26 per cent from the end of 2004. The number of business banking transactions undertaken online also grew by 26 per cent. Letters of credit (LCs) issued online represented 15 per cent of all issued LCs in 2005, up from 10.8 per cent a year earlier.

We are also using technology to save costs and reduce our negative impact on the environment. Launched in February 2005, our e-Statement service allows customers to opt for electronic rather than paper statements. Over 70,000 people have already signed up for the service, which saved over two million sheets of A4 paper in its first year of operation.

MAINLAND OPERATIONS

WANG XI

[illegible] for a busy car dealership in southern China, director [illegible] Wang Xi has limited time for shopping and other leisure [illegible]. But thanks to Hang Seng and its strategic Mainland China [illegible] Industrial Bank, she enjoys the convenience of purchasing by [illegible] card.

[illegible] card frees me from the need to carry large sums of cash and [illegible] to shop around my work schedule. I also benefit from the [illegible] in managing my personal finances and from the security [illegible] well-established banks provide."

[illegible] is just one way in which Hang Seng serves the growing [illegible] consumer market. In addition to co-operating with Industrial [illegible] Hang Seng's expanding Mainland network offers a wide range of [illegible] and foreign currency products and services.

ENTERED CAR SALES BUSINESS IN 1998 ▶

HONED PROFESSIONAL SKILLS ▶

JUGGLING BUSINESS AND PERSONAL SCHEDULES ▶

ENJOYS CONVENIENCE OF FLEXIBLE BANKING SERVICES ▶




VISA
“The combined strengths of two trusted banks offer me purchasing privileges and convenience.”

BUSINESS OPERATIONS

BUSINESS ON THE MAINLAND



Hang Seng's mainland China business forms an increasingly important part of our long-term growth strategy. Accelerating liberalisation in the financial sector, strong economic growth trends and the Mainland's close relationship with Hong Kong are providing us with increasing opportunities for new business.

NETWORK GROWTH

We continued to develop our Mainland network in 2005. In January, we opened a sub-branch in Shenzhen and relocated our Fuzhou branch to accommodate its business expansion. During the third quarter of the year we opened a new representative office in Dongguan and a third sub-branch in Shanghai, and upgraded our Beijing representative office to a branch.

We now operate 12 outlets on the Mainland: six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan).

In late December 2005, we obtained approval to establish offsite ATMs in Shanghai and Beijing.

With the Mainland's financial sector scheduled for full liberalisation by the end of 2006, competition among banking service providers is likely to increase significantly. Our strategy is to strengthen our presence in key cities in the Pearl River Delta and Yangtze River Delta regions. We will focus primarily on building our wealth management, mortgage finance and commercial banking services, which all offer good growth potential.

During the next three years, we plan to invest over HK$1 billion to expand our service scope and our number of outlets to more than 30. Shanghai remains an important strategic location. We are moving ahead with plans to have two new sub-branches in the city by the end of 2006. We have also applied for permission to upgrade our Dongguan representative office to a branch.

Our strategic 15.98 per cent stake in Industrial Bank returned strong results in 2005, contributing HK$358 million to bottom-line profits.

BUSINESS GROWTH

We achieved steady increases in personal and commercial customer numbers. Customer deposits grew by 79.6 per cent. Encouraging expansions in commercial lending and home mortgages helped our Mainland loan portfolio rise by 41.9 per cent to HK$10.5 billion.

"Accelerating liberalisation in the financial sector, strong economic growth trends and the Mainland's close relationship with Hong Kong are providing us with increasing opportunities for new business."

We recruited new staff to expand our service capabilities and capture more business. By 31 December 2005, our total number of full-time equivalent employees had reached 377, a 32.7 per cent increase over a year earlier.

In Personal Financial Services, we stepped up efforts to attract customers in the mass affluent segment by expanding incentive offers for using Prestige Banking services. We strengthened our direct sales force and responded to market demand with the launch of products such as capital-protected investment deposits.

In Commercial Banking, we capitalised on our corporate customer base in Hong Kong, providing deposit and loan services to companies with business interests on the Mainland. We also undertook strategic marketing to grow our Mainland corporate client base, with particular success in expanding loan and trade services to companies in the manufacturing and trading sectors.

SERVICES GROWTH

We continued to strengthen our business co-operation with Industrial Bank. In April 2005, we established a joint credit card centre. When regulations permit, we will take an equity interest in this centre. We are also exploring other potential areas of co-operation that offer good future growth prospects.

In September, we began offering an RMB forward foreign exchange contracts service to corporate customers at our Shanghai, Guangzhou, Shenzhen and Fuzhou branches.

In the fourth quarter of 2005, we launched trade-related insurance agency services in Shanghai and Shenzhen. We intend to extend the availability of these services to other Mainland branches in 2006.

In December, our Fuzhou branch received approval to extend its RMB services to Mainland enterprises and its foreign currency services to both Mainland enterprises and individuals. This brings to four the number of Hang Seng branches offering RMB services to foreign-invested enterprises, Mainland enterprises and expatriates.


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CORPORATE GOVERNANCE AND OTHER INFORMATION

Hang Seng is committed to high standards of corporate governance and follows the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority (HKMA) in September 2001. The Bank also follows all the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") since 30 June 2005.

A. BOARD OF DIRECTORS

A.1 The Board

At 6 March 2006, the Bank's Board consisted of 15 Directors. The Board has the collective responsibility for leadership and control of, and for promoting the success of, the Bank by directing and supervising the Bank's affairs. The Board is committed to the Bank's objectives of consistent growth and development, increase in shareholder value and provision of superior services. The Board sets strategies for the Bank and monitors the performance and activities of the executive management.

A.2 Chairman and Chief Executive

The roles of Chairman of the Board and Chief Executive of the Bank are segregated, with a clear division of responsibilities. The Chairman of the Board is a non-executive Director, while the Chief Executive of the Bank is an executive Director. While the Board is led by the non-executive Chairman, the Chief Executive exercises all the powers, authorities and discretions of the Executive Committee as may be delegated to him in respect of the Bank and its subsidiaries.

A.3 Board Composition

Hang Seng benefits from the collective experience of its Directors, who come from a variety of different backgrounds. Brief biographical particulars of all Hang Seng Directors, together with information relating to the relationship among them, are set out in the "Biographical Details of Directors" section under the Bank's 2005 Annual Report. Their diverse range of business, banking and professional expertise ensures that the Board has the skills and experience necessary to both promote the Bank's success and monitor its affairs.

The Board comprises three executive Directors and 12 non-executive Directors. Of the 12 non-executive Directors, eight are independent non-executive Directors. All the independent non-executive Directors meet the guidelines for assessment of independence, as set out in Rule 3.13 of the Listing Rules.

Induction programmes are arranged for newly appointed Directors. All Directors are given opportunities to update and develop their skills and knowledge.

Hang Seng's Board held seven meetings in 2005. The attendance records of individual Directors are set out below:

Name	Number of Board meetings held during the Director's term of office in 2005	Number of meetings attended
Mr Michael R P Smith# *(Chairman) (Appointed as Chairman on 22 April 2005)*	6	6
Mr D G Eldon *(Former Chairman) (Retired from the Board after 21 April 2005)*	2	2
Mr Raymond C F Or *(Vice-Chairman and Chief Executive)*	7	6
Mr Vincent H C Cheng *(Former Vice-Chairman and Chief Executive) (Retired from the Board after 24 May 2005)*	3	3
Mr John C C Chan*	7	7
Mr Patrick K W Chan *(Executive Director and Chief Financial Officer) (Appointed as Executive Director on 7 December 2005)*	0	0
Dr Y T Cheng*	7	4
Dr Marvin K T Cheung*	7	7
Mr S J Glass#	7	7
Mr Jenkin Hui*	7	6
Mr Peter T C Lee*	7	6

Name	Number of Board meetings held during the Director's term of office in 2005	Number of meetings attended
Dr Eric K C Li*	7	5
Dr Vincent H S Lo#	7	4
Mr W K Mok *(Retired from the Board after 31 December 2005)*	7	5
Mr Joseph C Y Poon *(Managing Director and Deputy Chief Executive)*	7	7
Dr David W K Sin*	7	6
Mr Richard Y S Tang*	7	7
Mr Peter T S Wong# *(Appointed as Director on 25 May 2005)*	4	3

* Independent non-executive Directors

\# Non-executive Directors

A.4 Appointments, Re-election and Removal

The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Retiring Directors shall be eligible for re-election at the Annual General Meeting of the Bank.

Three new Directors were appointed in 2005: Mr Michael R P Smith, Mr Peter T S Wong and Mr Patrick K W Chan, whose appointments were approved by the Board at meetings held on 29 November 2004, 27 April 2005 and 24 November 2005 respectively. Mr Jenkin Hui and Dr Vincent H S Lo attended two out of those three meetings and Dr Y T Cheng attended one. The three meetings were otherwise attended by every other Director who was eligible to attend on the date of each meeting. Hang Seng uses a formal, considered and transparent procedure for the appointment of new Directors. Before a prospective Director's name is formally proposed, the opinions of the existing Directors (including the independent non-executive Directors) are sought. Appointments of Directors are first considered by the Executive Committee. The Executive Committee will make its recommendations to the Board for further decision. In accordance with the requirement under the Banking Ordinance, approval from the HKMA will also be obtained. All new Directors are subject to election by shareholders of the Bank at the next scheduled Annual General Meeting after their appointment becomes effective.

A.5 Responsibilities of Directors

The Bank regularly reminds all Directors of their functions and responsibilities. Through regular Board meetings, all Directors are kept abreast of the conduct, business activities and development of the Bank.

The Bank has adopted a Code for Securities Transactions by Directors on terms no less exacting than the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers (set out in Appendix 10 to the Listing Rules). Specific enquiries have been made with all Directors (including those who have ceased to be Directors or who have become Directors during the year ended 31 December 2005) who have confirmed that they complied with the Bank's Code for Securities Transactions by Directors at all the applicable times for the period from 1 January 2005 to 31 December 2005 (both dates inclusive).

A.6 Supply of and Access to Information

All Directors have full and timely access to all relevant information about the Bank so that they can discharge their duties and responsibilities as Directors. There are established procedures for Directors to seek independent professional advice on Bank-related matters where appropriate. All costs associated with obtaining such advice will be borne by the Bank. In addition, each Director has separate and independent access to the Bank's senior management.

CORPORATE GOVERNANCE AND OTHER INFORMATION (continued)

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1 The Level and Make-up of Remuneration and Disclosure

A Remuneration Committee was set up by the Bank in February 2005 and, among other things, is responsible for the policy on remuneration of Directors and senior management. The current members of the Remuneration Committee – Mr John C C Chan (Chairman), Mr Jenkin Hui and Mr Peter T C Lee – are all independent non-executive Directors.

The Remuneration Committee held two meetings in 2005. Committee member attendance records are set out below:

Name	Number of meetings attended
Mr John C C Chan (Chairman)	2 out of 2
Mr Jenkin Hui	2 out of 2
Mr Peter T C Lee	2 out of 2

The work of the Remuneration Committee during 2005 included:

- Reviewing the Bank's Remuneration Policy
- Reviewing the Bank's Benefit Policy on Share Plans and the Staff Housing Loan Scheme
- Reviewing the Bank's Incentive Schemes, including the Variable Incentive Scheme and Share Option Schemes
- Reviewing general and special salary increases
- Determining the remuneration packages of a newly appointed Executive Director and other newly appointed members of senior management

The Bank's policy on remuneration is to maintain fair and competitive packages based on business needs and industry practice. For determining the level of fees paid to members of the Board of Directors, market rates and factors such as each Directors' workload and required commitment will be taken into account. The following factors are considered when determining the remuneration packages of Executive Directors:

- Business needs
- General economic situation, including GDP growth and local inflation rates
- Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions
- Individual contributions to results as confirmed in the performance appraisal process
- Retention considerations and individual potential

During the process of consideration, no individual Director will be involved in decisions relating to his/her own remuneration.

The present scale of Director's fees, including additional fees for membership of the Audit Committee and Remuneration Committee, is outlined below:

	Amount
Board of Directors:	
Director's annual fees	
Chairman	HK$200,000
Vice-Chairman	HK$150,000
Other directors	HK$125,000
Audit Committee:	
Additional annual fees	
Chairman	HK$120,000
Other members	HK$80,000
Remuneration Committee:	
Additional annual fees	
Chairman	HK$60,000
Other members	HK$40,000

Information relating to the remuneration of each Director for 2005 is set out in Note 7(m) to the Bank's 2005 Financial Statements.

C. ACCOUNTABILITY AND AUDIT

C.1 Financial Reporting

An annual operating plan is reviewed and approved by the Board every year. Reports on monthly financial results, business performance and variances against the approved annual operating plan are submitted to the Board at each Board meeting for regular monitoring. These assist the Board in making a balanced, clear and comprehensive assessment of the Bank's performance, position and prospects.

Strategic planning cycles are generally from three to five years. The HSBC Group Strategic Plan for 2004 to 2008, Managing for Growth, was adopted by Hang Seng's Board in January 2004.

The Directors acknowledge their responsibility for preparing the accounts of the Bank. As at 31 December 2005, the Directors are not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Bank's ability to continue as a going concern. Accordingly, the Directors have prepared the financial statements of the Bank on a going-concern basis.

The responsibilities of the external auditors with respect to financial reporting are set out in the Report of the Auditors attached to the Bank's 2005 Financial Statements.

C.2 Internal Controls

The Directors are responsible for internal control at the Bank and its subsidiaries and for reviewing its effectiveness.

The internal control system of the Bank comprises a well-established organisational structure and comprehensive policies and standards. Areas of responsibilities for each business and operational unit are clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for ensuring the reliability of financial information used within the business or for publication. The procedures provide reasonable but not absolute assurance against material errors, losses or fraud. Procedures have also been designed to ensure compliance with applicable laws, rules and regulations.

Systems and procedures are in place in the Bank to identify, control and report on the major types of risks the Bank faces. These risks are monitored by means of reliable and up-to-date management information. Risk management policies and major risk control limits are approved by the Board. Business and functional units are responsible for the assessment of individual types of risk arising under their areas of responsibility and the management of such risks in accordance with the risk management procedures. The relevant risk management reports are submitted to the Credit Committee, Asset and Liability Management Committee, Executive Committee and Audit Committee, and subsequently to the Board for monitoring the respective types of risk.

More detailed discussions on the policies and procedures for management of each of the major types of risk the Bank faces, including credit, market, liquidity and operational risks, are included in the risk management part of the "Financial Review" section under the Bank's 2005 Annual Report, and in Note 50 to the Bank's 2005 Financial Statements.

The Bank has developed comprehensive procedures (ranging from a money laundering deterrence programme to health and safety rules) to manage reputational risks that may arise as a consequence of its daily operations.

A review of the effectiveness of the Bank's internal control system covering all controls, including financial, operational and compliance and risk management controls, is conducted annually. The review at the end of 2005 was conducted with reference to the COSO (The Committee of Sponsoring Organization) internal control framework, which assesses the Bank's internal control system against the five elements of control environment, risk assessment, control activities, communication and monitoring. The result has been reported to the Audit Committee and the Board. Areas for improvement have been identified and appropriate measures taken.

C.3 Audit Committee

The Audit Committee has clear terms of reference and is accountable to the Board. It assists the Board in meeting its responsibilities for ensuring an effective system of internal control and compliance, and in meeting its external financial reporting obligations. The current members of the Audit Committee – Dr Eric K C Li (Chairman), Mr Richard Y S Tang and Dr Marvin K T Cheung – are all independent non-executive Directors.

The Audit Committee held six meetings in 2005. Committee member attendance records are set out below:

Name	Number of meetings attended
Dr Eric K C Li *(Chairman)*	6 out of 6
Mr Richard Y S Tang	6 out of 6
Dr Marvin K T Cheung	6 out of 6

CORPORATE GOVERNANCE AND OTHER INFORMATION (continued)

Internal audit plays an important role in the Bank's internal control framework. It monitors the effectiveness of internal control procedures and compliance with policies and standards across all business and operational units. All management letters from external auditors and reports from regulatory authorities will be reviewed by the Audit Committee and all recommendations will be implemented. Management is required to annually provide the internal audit function with written confirmation that it has acted fully on all recommendations made by external auditors and regulatory authorities. The internal audit function also advises management on operational efficiency and other risk management issues. The work of the internal audit function is focused on areas of greatest risk to the Bank as determined by risk assessment. The head of internal audit of the Bank reports to the Chairman and the Audit Committee.

During 2005, fees paid to the Bank's external auditor for audit services totalled HK$10.8 million, compared with HK$9.3 million in 2004. For non-audit services, the fees paid amounted to HK$7.3 million, compared with HK$5.3 million in 2004. The significant non-audit service assignments covered by these fees include the following:

Nature of service	Fees paid (HK$m)
Review of regulatory returns and interim review	2.5
Audit preliminary IFRS* reporting	1.5
Drafting services for selected processes documentation for Sarbanes-Oxley 404 project	1.8
Tax services	1.1
Other services	0.4
	7.3

* International Financial Reporting Standards ("IFRS")

Work performed by the Audit Committee during 2005 included:

- Reviewing the Directors' Report and Full-year Accounts for the year ended 31 December 2004 and the annual results announcement
- Reviewing the Interim Accounts for the six months ended 30 June 2005 and the interim results announcement
- Reviewing the recently issued accounting standards, and the progress of implementation work relating to the Sarbanes-Oxley Act 2002 and Basel II
- Developing and implementing a policy on the engagement of external auditors to supply non-audit services
- Reviewing the internal audit plan for 2006
- Reviewing financial control, internal audit, the credit and compliance framework, and the system of internal control, and discussing these with management
- Reviewing regular risk management reports and the operational risk management system, framework and structure
- Monitoring the staffing and resources of the Bank's Internal Audit Department

D. DELEGATION BY THE BOARD

D.1 Management Functions and Board Committees

The Board has set up three committees: the Executive Committee, the Audit Committee and the Remuneration Committee.

The Executive Committee meets each month and operates as a general management committee under the direct authority of the Board. It exercises the powers, authorities and discretions of the Board in so far as they concern the management and day-to-day running of the Bank in accordance with its terms of reference and such other policies and directives as the Board may determine from time to time. The Executive Committee also sub-delegates credit, investment and capital expenditure authorities to its members. The current members of the Executive Committee are Executive Directors Mr Raymond C F Or (Chairman), Mr Joseph C Y Poon and Mr Patrick K W Chan, non-executive Director Mr Peter T S Wong, and General Managers Mr William W Leung and Mrs Dorothy K Y P Sit.

The Audit Committee meets regularly, normally four times a year, with the senior financial, internal audit and compliance management and the external auditors to consider the Bank's financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. It is also responsible for the appointment, reappointment, removal and remuneration of external auditors. The Audit Committee reports to the Board following each Audit Committee meeting, drawing the Board's attention to salient points that the Board should be aware of, identifying any matters in respect of which it considers that action or improvement is needed and making relevant recommendations. The current members of the

Audit Committee are Dr Eric K C Li (Chairman), Mr Richard Y S Tang and Dr Marvin K T Cheung, all of whom are independent non-executive Directors of the Bank.

The Remuneration Committee consists of three independent non-executive Directors. It considers human resource issues and makes recommendations to the Board on the Bank's policy and structure for remuneration of Directors and senior management. It meets at least twice a year. The current members of the Remuneration Committee are Mr John C C Chan (Chairman), Mr Jenkin Hui and Mr Peter T C Lee, all of whom are independent non-executive Directors of the Bank.

Each of these committees has specific written terms of reference which deal clearly with their authority and duties. Certain matters are reserved for approval by the Board, including annual plans and performance targets, specified senior appointments, acquisitions and disposals above predetermined thresholds, and any substantial change in balance sheet management policy.

E. COMMUNICATION WITH SHAREHOLDERS

E.1 Effective Communication

The Bank attaches great importance to communications with shareholders and a number of means are used to promote greater understanding and dialogue with investment audiences. The Bank holds group meetings with analysts to announce its annual and interim results. The results announcements are also broadcast live via webcast. The Annual and Interim Reports contain comprehensive information on business strategies and developments. The Annual General Meeting is an important opportunity for communicating with shareholders. The Bank's Chairman, Executive Directors, Chairman of the Audit Committee and non-executive Directors are available at the Annual General Meeting to answer questions from shareholders.

Apart from holding group meetings with analysts to announce its annual and interim results, designated senior executives maintain regular dialogue with institutional investors and analysts to keep them abreast of the Bank's development. Including the two results announcements, a total of 117 meetings with 440 analysts and fund managers were held in 2005. The website www.hangseng.com contains an investor relations section which offers timely access to the Bank's press releases and other business information.

E.2 Voting by Poll

Procedures for voting by poll, which comply with the Listing Rules and the Articles of Association of the Bank, are set out in every circular sent to shareholders of the Bank.

F. OTHER INFORMATION

Discussions and analysis of the Bank's performance during 2005 and the material factors underlying its results and financial position can be found in the Chairman's Statement, the Chief Executive's Report and the Financial Review sections of the Bank's 2005 Annual Report.

F.1 Shareholders' Meeting and Important Dates

The Bank's last Annual General Meeting of shareholders was held on Thursday, 21 April 2005 at 3:30pm at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong. All the resolutions proposed at that meeting were approved by shareholders of the Bank by poll voting. Details of the poll results are available under the investor relations section of the Bank's website: www.hangseng.com.

The next Annual General Meeting of shareholders will be held on Wednesday, 26 April 2006. Please refer to the "Corporate Information and Calendar" section under the Bank's 2005 Annual Report for a calendar of other important dates for shareholders in the financial year 2006.

F.2 Material Related Party Transactions and Contracts of Significance

The Bank's material related party transactions are set out in Note 49 to the 2005 Financial Statements. These transactions include those that the Bank has entered into with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities, including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. They also include loans and credit facilities to key management personnel and officers of the Bank.

The Bank uses the IT services of, and shares an automated teller machine network with, The Hongkong and Shanghai Banking Corporation Limited, its immediate holding company. Certain processing services and investment management services of fellow subsidiaries are also used by the Bank and its subsidiaries.

CORPORATE GOVERNANCE AND OTHER INFORMATION (continued)

The Bank maintains a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator. As part of its ordinary course of business with other financial institutions, the Bank also markets Mandatory Provident Fund products and distributes retail investment funds for fellow subsidiaries, with a fee income of HK$53 million and HK$54 million respectively in 2005.

The Bank also sells life insurance products issued by Hang Seng Life Limited, a 50% subsidiary of the Bank. The remaining 50% of Hang Seng Life Limited is owned by the Bank's controlling shareholder, The Hongkong and Shanghai Banking Corporation Limited.

These transactions were entered into by the Bank in the ordinary and usual course of business on normal commercial terms, and in relation to those which constitute connected transactions under the Listing Rules, they also comply with applicable requirements under the Listing Rules. The Bank regards its usage of the IT services of The Hongkong and Shanghai Banking Corporation Limited (amount of IT services cost incurred for 2005: HK$419 million), and the sale of life insurance products issued by Hang Seng Life Limited (amount of commission income for 2005: HK$659 million), as contracts of significance for 2005.

F.3 Human Resources

The human resources policies of the Bank are designed to attract people of the highest calibre and to motivate them to excel in their careers, as well as uphold the Bank's culture of service quality.

Employee Statistics

As at 31 December 2005, the Bank's total headcount was 7,888, reflecting an increase of 284, or 3.73%, compared with a year earlier. The total comprised 707 executives, 2,740 staff officers and 4,441 clerical and non-clerical staff. The ratio of male to female staff was 60:40 and 49:51 at executive level and officer level respectively.

Employee Remuneration

Compensation packages take into account levels and composition of pay in the markets in which the Bank operates. Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures.

Under appropriate circumstances, performance-related variable pay is provided as an incentive for staff. In 2005, incentive payments were made to staff members who had chosen to join the Bank's 12-month Pay Scheme with variable bonus, which was introduced in 2004 as part of the Bank's performance-based remuneration strategy.

Since 1999, the Bank has participated in the HSBC Holdings Savings-related Share Option Plan (Sharesave), which enables staff members to make monthly savings for the purchase of HSBC Group shares after a specified period. The savings contracts of the five-year 2000 Plan and the three-year 2002 Plan matured on 1 August 2005. A total of 1,006 staff members exercised their share options under these two plans. For Sharesave 2005, 1,716 staff members had subscribed to the plan.

Other incentive awards were also made. More than 1,300 staff were rewarded with HSBC Group shares or cash in 2005 for outstanding performance or displaying good potential.

Employee Involvement

Communication with staff is a key aspect of the Bank's policies. Information relating to employment matters, the Bank's business direction, and strategies and factors affecting the Bank's performance are conveyed to staff via different channels, including an intranet site, in-house magazines, morning broadcasts and training programmes. Employees are encouraged to contribute their ideas during work improvement programmes, cross-team projects and suggestion schemes.

Staff Development

In order to fully develop staff members' potential, the Bank offers a wide range of training programmes that help them fulfil their personal career goals or professional training requirements, including those for regulated businesses and activities, while equipping them to meet future challenges.

New staff joining the Bank attend an induction programme that provides them with a better understanding of the history, culture and values of the Bank. Continuous educational development is provided to staff through the Bank's Learning Resource Centre, multi-media programmes, an intranet site and videos. Staff members are also encouraged to pursue professional or academic qualifications through the Bank's Education and Professional Qualification Award System.

In 2005, the Professionalism Campaign was launched to enhance staff professionalism by raising their awareness of four key elements: Personal Character, Integrity and Business Ethics, Professional Knowledge and Professional Image. Printed materials and training videos were distributed, and a series of "learning-on-air" morning broadcasts were used to reinforce the key elements of the campaign.

A new series of Executive Management programmes was developed to help executives enhance their capabilities in the areas of commercial judgment, leadership, vision, brand building and personal drive. An online Executive Management Centre was also developed to provide learning resources, tips and advice.

The "Compliance, Yes" education programme was put in place with the aim of reinforcing the importance of adherence to internal codes of conduct and external regulatory requirements.

The average number of training days per staff member in 2005 was 6.5.

Recruitment and Retention

With the continuing economic recovery in 2005, the employment market became more active. Various resourcing measures, including a number of employer branding and staff retention initiatives, were implemented to attract and retain high-quality staff.

Senior executives undertook a number of media interviews on the issues of graduate career opportunities and staff development programmes offered by the Bank.

The Bank was part of a task force with several other banks in Hong Kong to promote careers in financial planning to university students. On-campus briefings were conducted for students and summer internship programmes were arranged. The Bank also provided internships to 53 Associate Degree Programme students from the Hang Seng School of Commerce, giving them an opportunity to gain exposure to the commercial sector and work experience in a real business setting.

The Bank also participated in the Career Expos organised by the Labour Department of the Hong Kong government in March 2005 and September 2005.

As part of the Bank's staff retention programme, packages and career paths for certain job positions have been reviewed to increase career advancement opportunities and ensure market competitiveness. Trainee programmes were also developed for jobs in selected functional areas.

Code of Conduct

To ensure the Bank operates according to the highest standards of ethical conduct and professional competence, all staff are required to strictly follow the Code of Conduct contained in the Staff Handbook. Following the relevant regulatory guidelines and other industry best practices, the Code sets out ethical standards and values to which staff are required to adhere and covers various legal, regulatory and ethical issues. These include topics such as prevention of bribery, dealing in securities, personal benefits, outside employment and anti-discrimination policies.

The Bank uses various communication channels to periodically remind staff of the requirement to adhere to the rules and ethical standards set out in the Code.

Health and Safety

The Bank recognises the need for effective management of health and safety in order to provide a safe working environment. The Bank focuses on identifying health, safety and fire risks in advance, taking any measures necessary to remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

Following the SARS outbreak in 2003, the Bank prepared a Communicable Diseases Plan. This sets out the key issues to be addressed and the responses to be taken in the event of a similar occurrence involving a serious communicable disease. In light of a possible outbreak of avian influenza in Hong Kong, internal committees have been established to serve as a multi-disciplinary pandemic contingency planning team. Staff have been made aware through various channels of the importance of personal hygiene and health, and informed of the contingency measures to adopt should there be an outbreak.

CORPORATE SOCIAL RESPONSIBILITY

ACHIEVED 10 STRAIGHT As AT HKCEE

ACTIVE IN VOLUNTEER WORK

BROADENED OUTLOOK AT HARVARD UNIVERSITY

MENTORING YOUNG PEOPLE FOR THE BETTERMENT OF SOCIETY



“Receiving a Hang Seng overseas scholarship enabled me to pursue my academic dreams. Now I’m using my experience and knowledge to give something back to the local community.”



CORPORATE SOCIAL RESPONSIBILITY

As one of Hong Kong's 10 largest listed companies, Hang Seng recognises the importance of good corporate social responsibility.

Our success is built on the strong support of the local communities in which we operate. Involvement in social and environmental initiatives is one way of sharing our success with those who helped to create it. It is also an investment in the long-term development of our communities.

Our good corporate citizenship has been recognised both locally and overseas. In 2001, we became a constituent stock of the FTSE4Good Global Index, which tracks the performance of companies that meet internationally recognised corporate responsibility standards. In 2005, we were named a Caring Company by the Hong Kong Council of Social Service for the third consecutive year.

OUR COMMUNITY, OUR COMMITMENT

Since 1996, we have given over HK$180 million in charitable donations and community sponsorships, including HK$16 million in 2005. We provided financial and volunteer support to beneficiaries such as the Community Chest of Hong Kong and various charities assisting with the 2004 Indian Ocean tsunami relief efforts. Our community sponsorship activities focused primarily on education, community service and support of sports and the arts.

A strong belief in giving back to the community exists at all levels of our organisation. Our senior executives contribute their time, taking up roles and positions with charitable organisations and public bodies. In 2005, more than 500 staff members took part in voluntary work arranged through the Bank, contributing over 4,600 hours to various youth, elderly persons and environmental protection programmes.

Through their participation in activities such as Community Chest fund-raising events, staff personally donated HK$1.6 million to worthwhile causes in 2005.

We are also helping facilitate charitable giving by our customers. Over HK$6 million has been donated to a wide range of charities through our e-Donation service since its establishment in December 2001. During 2005, we sent out around 500,000 fund-raising inserts with customer bank statements on behalf of various charitable organisations.

Education remains the keystone of our community development efforts. Since 1995, we have helped more than 950 students through the allocation of over HK$46 million to various scholarship programmes.

In 2005, we awarded six scholarships to outstanding students in Hong Kong and mainland China under our Hang Seng Bank Overseas Scholarship Scheme, which enables recipients to undertake studies at leading universities in the United States and the United Kingdom. A total of 46 students have benefited from the scheme since its launch in 1996.

We also awarded local scholarships to over 130 students who are studying at tertiary institutions in Hong Kong and the Mainland.

We continued to help secondary school students develop important language skills and knowledge of the media through our support of the Ming Pao Student Reporters Programme.

Since 1998, we have partnered with the Hong Kong Philharmonic Orchestra to bring the joy of classical music to more than 360,000 students through the "Hang Seng Bank Blossom with Music" musical education programme. Over 70,000 young people benefited from the 2004-5 programme, which included a chamber concert for around 150 children from special schools held at our Penthouse.

As a committed patron of the arts, we are a long-standing supporter of the

> "A strong belief in giving back to the community exists at all levels of our organisation."

Hong Kong Arts Festival. In 2006, we will sponsor the Festival's finale – a widely acclaimed production of Mozart's *Don Giovanni*.

Our enthusiasm for sports development stems from a desire to promote a healthier way of life and help the younger generation learn valuable lessons in teamwork, setting goals and achievement.

Since 1991, we have provided over HK$20 million to support table tennis training in Hong Kong. This includes our sponsorship of the Hang Seng Table Tennis Academy, which since its establishment in 2001 has helped more than 77,000 participants nurture their sporting skills.

Hong Kong's local athletes provide inspiration for tomorrow's heroes. We are proud to be able to help reward sporting excellence through the Hang Seng Athlete Incentive Awards Scheme, organised by the Hong Kong Sports Institute (HKSI).

This scheme provides cash incentives to Hong Kong athletes that put in medal-winning performances at the 10th National Games, 4th East Asian Games and the 2008 Olympic and Paralympic Games. In November 2005, Hang Seng and the HKSI jointly presented around HK$800,000 to athletes for their outstanding achievements at the 10th National Games and 4th East Asian Games.



CORPORATE SOCIAL RESPONSIBILITY (continued)

CREATING A BETTER ENVIRONMENT

Managing the environmental impacts of our business is an increasingly important complement to managing financial and investment risks. We are committed to minimising the negative environmental effects of our activities. We are also stepping up our involvement in initiatives that have a positive impact on the natural environment.

Established in 2002, our Environmental Management Committee oversees the implementation of our environmental policy and management system. This Committee meets quarterly and includes representatives from all major divisions and departments.

In July 2004, we implemented an environmental management system (EMS) at our head office to help us assess our environmental performance and establish targets for improvement. We received ISO 14001 certification at our headquarters in January 2005, making us the first local financial institution in Hong Kong to receive such recognition. We have subsequently achieved certification at Hang Seng Tower in Kowloon Bay, taking the total floor area covered by ISO 14001 certification to 580,000 square feet.

Raising staff awareness is a vital part of improving our environmental performance. In 2003, we launched our award-winning "HANG SENG Go Green Staff Awareness Campaign". We also deliver environmental messages through staff newsletters and Bank-wide broadcasts and competitions.

As part of our efforts to improve the natural environment, we have planted 40,000 trees through the Agriculture, Fisheries and Conservation Department's Afforestation Scheme since 2000.

We conduct regular business reviews to assess our resource use. In one initiative this year, we reduced the number of personal financial services and wealth management product leaflets from 124 to 60 by consolidating a number of similar factsheets.

We continue to increase our use of recycled and environmentally friendly materials in corporate products such as business cards, posters, staff newsletters, and interim and annual reports.

Caritas, Pok Hoi Hospital and the Salvation Army received about 2,000 pieces of serviceable IT hardware and related accessories through our IT equipment recycling programme in 2005.

We are using technology to help save resources by promoting the use of electronic transaction and communications channels, both in-house and by our customers. At 31 December 2005, we had around 520,000 Personal e-Banking customers and over 29,000 businesses were using our Business e-Banking services.

In February 2005, we launched our e-Statement service through which customers can switch from paper to electronic statements. Over 70,000 people have already signed up, saving more than two million sheets of paper in the service's first year.

Our concern for the environment goes beyond our own operations.

We seek to promote sustainable development through our lending and investment by balancing economic advancement with social and environmental considerations. We support the Equator Principles, which address social and environmental risks in project financing. We also have

“As part of our efforts to improve the natural environment, we have planted 40,000 trees.”

sector-specific sustainable risk guidelines for financing activities in environmentally sensitive industries such as forestry, chemicals and freshwater infrastructure.

Staff involved in procurement are required to follow our "Ethical and Environmental Code of Conduct for Suppliers" when assessing potential new suppliers or reviewing the performance of existing ones.

The "Hang Seng Bank – Junior Police Call Environmental Detectives" competition was launched in 2005 to enhance environmental and civic awareness among young people in Hong Kong. Co-organised with the Hong Kong Police and WWF Hong Kong, the competition enjoyed strong support. We received over 1,200 environmental reports from 7,200 participants who competed for the title of "Environmental Detectives", while the competition's web game registered over 100,000 entries. Winners were rewarded with scholarships and environmentally focused trips to a conservation area in Thailand and Hoi Ha Marine Life Centre in Hong Kong.

Through our support of WWF Hong Kong as a diamond corporate member, we are playing our part in protecting the region's biodiversity. At an organisational level, we do not serve shark's fin, endangered coral reef fish species or black moss at any Hang Seng function.

We are a participant in the Carbon Disclosure Project, which provides a forum for the world's largest institutional investors to collectively consider the business implications of climate change.

ENVIRONMENTAL PERFORMANCE

	2005	2004	2003	2005 vs 2004	2005 vs 2003
Greenhouse gas emission per person (tonnes CO_2/ FTE)	**3.61**	3.62	3.74	-0.3%	-3%
Greenhouse gas emission per m^2 (tonnes CO_2/ m^2)	**0.21**	0.21	0.21	–	–
Greenhouse gas emission (kilotonnes CO_2)	**26.4**	26.2	26.4	+0.8%	–
Electricity consumption (GWh)	**33.3**	32.9	32.8	+1%	+1%
Gas consumption (GWh)	**0.86**	0.86	0.97	-0.1%	-11%
Water consumption (000 m^3)	**91**	101	131	-10%	-30%
Paper / cardboard waste recycled (tonnes)	**828**	799	759	+4%	+9%
IT / electrical waste reused (tonnes)	**39**	37	33	+5%	+19%
General office waste (tonnes)	**533**	942	1,005	-43%	-47%

Data coverage: Hang Seng Bank's Hong Kong operations

Abbreviations:

CO_2: carbon dioxide

FTE: full-time equivalent

GWh: gigawatt-hours

m^2: square metres

m^3: cubic metres

FINANCIAL REVIEW

FINANCIAL PERFORMANCE

Income Statement

Summary of financial performance (HK$m)	2005	2004 restated
Total operating income	23,246	19,825
Total operating expenses	4,546	4,232
Operating profit excluding loan impairment charges and other credit risk provisions	11,686	11,821
Profit before tax	13,358	13,283
Profit attributable to shareholders	11,342	11,364
Earnings per share (HK$)	5.93	5.94

Hang Seng Bank Limited ("the Bank") and its subsidiaries and associates ("the Group") reported an audited profit attributable to shareholders of HK$11,342 million for 2005, representing a marginal decline of 0.2 per cent compared with 2004. Earnings per share was HK$5.93 (HK$5.94 in 2004).

Total operating income rose by HK$3,421 million, or 17.3 per cent, to HK$23,246 million.

The rise in total operating income was underpinned by the strong growth in net interest income and net premiums earned on life insurance business. After deducting net insurance claims incurred and movement in policyholder liabilities, net operating income before loan impairment charges and other credit risk provisions rose by HK$179 million, or 1.1 per cent, to HK$16,232 million.

Net Operating Income

(Before loan impairment (charges)/releases and other credit risk provisions)


HK$bn
20
15
10
5
0
01
02
03
04
05
Net Operating Income
Non Interest Income
Net Interest Income

Net interest income increased by HK$1,063 million, or 10.6 per cent.

Figures in HK$m	2005	2004 restated
Net interest income*	11,068	10,005
Average interest-earning assets	505,221	480,317
Net interest spread (% p.a.)	1.94	2.00
Net interest margin (% p.a.)	2.19	2.08

* Included within net interest income is HK$20 million in respect of interest income accrued on impaired loans and advances.

The rise in net interest income was attributable to an increase of HK$24.9 billion, or 5.2 per cent, in average interest-earning assets. Net interest margin improved by 11 basis points to 2.19 per cent. Net interest spread fell 6 basis points to 1.94 per cent, while the contribution from net free funds rose by 17 basis points to 0.25 per cent, benefiting from the steady rise in market interest rates.

The gradual rise in market interest rates in 2005 led to a widening of deposit spreads and boosted the contribution made by net free funds. The net interest margin also benefited from the growth in customer advances, particularly higher yielding cards and personal and SME loans, and the increase in interest earned on the life insurance debt securities portfolio. The exclusion of HK$272 million in net interest expense of the trading and fair value portfolio following the change in accounting presentation in 2005 also contributed to the increase in net interest income.

Treasury securities investment and money market portfolios were negatively affected by the rise in funding costs and the flattening of yield curves. Average mortgage portfolio yields were lower than in 2004, although new mortgage pricing moved up gradually in the second half of 2005.

The impact of individual factors on net interest income and net interest margin is analysed below:

	Net interest income HK$m	**Net interest margin basis points**
Widening of deposit spreads	354	7
Increase in interest income from insurance fund assets	148	3
Narrowing of spreads on treasury securities investment and money market portfolios	(758)	(15)
Fall in mortgage portfolio yields	(199)	(4)
Contribution from net free funds	859	17
Loan growth and spread improvement	137	3
Growth in average interest-earning assets	522	–
Total	1,063	11

The average yield on the residential mortgage portfolio (excluding GHOS mortgages and staff loans) was 225 basis points below the Best Lending Rate ("BLR") for 2005, compared with 202 basis points below BLR in 2004. The average yield was on a downward trend during the first half of 2005 but stabilised in the second half, with BLR and mortgage pricing gradually moving up. Mortgage incentive payments totaled HK$91 million, compared with HK$157 million in 2004.

With effect from 1 January 2005, and in accordance with HKAS 30, interest income and expense of financial instruments for trading and designated at fair value are reported as net trading income and net income from financial instruments designated at fair value respectively. The following table shows the total net interest income from all sources for both years on a comparable basis.

Figures in HK$m	**2005**	2004 restated
Net interest income as per income statement	11,068	10,005
Interest income less expense from:		
– trading financial instruments	(306)	–
– fair value financial instruments	34	–
Total net interest income	10,796	10,005

FINANCIAL REVIEW (continued)

The average balance sheet analysis shows the average balances, interest income/expense and average interest rates of individual assets and liabilities in 2005 as compared with 2004.

	Year ended 31 December 2005			Year ended 31 December 2004 (restated)		
	Average balance HK$m	Interest income HK$m	Yield %	Average balance HK$m	Interest income HK$m	Yield %
Assets						
Balances and placings with and advances to banks	65,905	2,301	3.49	69,548	1,771	2.55
Advances to customers	255,825	10,305	4.03	243,273	6,871	2.82
Financial investments	183,491	6,423	3.50	167,496	4,140	2.47
Total interest-earning assets	505,221	19,029	3.77	480,317	12,782	2.66
Loans impairment allowances	(983)	–	–	–	–	–
Provisions for bad and doubtful debts	–	–	–	(1,696)	–	–
Non interest-earning assets and trading assets	57,535	–	–	29,637	–	–
Total assets and interest income	561,773	19,029	3.39	508,258	12,782	2.51

	Average balance HK$m	Interest expense HK$m	Cost %	Average balance HK$m	Interest expense HK$m	Cost %
Liabilities						
Current, savings and other deposit accounts	400,237	6,796	1.70	396,785	2,261	0.57
Deposits from banks	23,209	717	3.09	11,264	203	1.80
Certificates of deposit and debt securities in issue	11,847	412	3.48	9,857	231	2.34
Subordinated liabilities	913	36	3.94	–	–	–
Other interest-bearing liabilities	15	–	–	3,119	82	2.63
Total interest-bearing liabilities	436,221	7,961	1.83	421,025	2,777	0.66
Non interest-bearing current accounts	25,857	–	–	27,690	–	–
Shareholders' funds, other non interest-bearing liabilities and trading liabilities	99,695	–	–	59,543	–	–
Total liabilities and interest expenses	561,773	7,961	1.42	508,258	2,777	0.55

Non interest income decreased by HK$884 million, or 14.6%.

Non Interest Income for 2005


11.2%
15.5%
16.5%
1.2%
55.6%

- Net Fee Income
- Net Earned Insurance Premiums Less Net Insurance Claims Incurred and Movement in Policyholder Liabilities
- Other
- Net Trading Income
- Dividend Income

Non Interest Income for 2004


18.4%
12.8%
10.7%
1.5%
56.6%

- Net Fee Income
- Net Earned Insurance Premiums Less Net Insurance Claims Incurred and Movement in Policyholder Liabilities
- Other
- Net Trading Income
- Dividend Income

Net fee income fell by HK$551 million, or 16.1 per cent.

It was due mainly to lower sales of longer-term capital-guaranteed funds. Under a rising interest rate environment, investors shifted their focus to other investment products such as market-linked instruments, which generated trading income instead of fees and commissions. Income from securities brokerage and related services fell, affected by the fall in retail investor activity. Credit facilities fee fell by HK$151 million, primarily due to the amortisation of fees as part of effective interest income under the new accounting standards. Private banking investment and advisory income, card services income and insurance agency commissions, however, recorded encouraging growth.

Net trading income was down HK$534 million, or 48.0 per cent.

This was mainly due to certain changes in accounting presentation: the inclusion of net interest expense of HK$306 million for trading assets and liabilities, revaluation losses of HK$145 million on forward foreign exchange contracts linked to money market transactions, and the reduction in the income of HK$89 million from the trading portfolio of life insurance fund assets following their re-designation as financial assets designated at fair value. Income earned on structured transactions provided to personal and corporate customers rose significantly, as demand rose for market-linked instruments in the rising interest rate environment. This was, however, offset by the fall in foreign exchange income due to reduced customer activity, losses recorded on the trading of securities and interest rate instruments, and revaluation losses on financial instruments which failed to satisfy the hedging criteria of HKAS 39.

Net earned insurance premiums rose by HK$3,445 million, or 77.9 per cent.

It reflected the strong growth in premiums earned from both new and existing life insurance policies. Annualised premiums rose by 66.4 per cent, with an increase both in the number of policies concluded and in the premium per policy, reflecting the successful launch of new products providing comprehensive life cover and potential enhancement in investment return.

FINANCIAL REVIEW (continued)

Other operating income rose by HK$25 million, or 3.2 per cent.

It was attributable mainly to the growth in embedded value of long-term life insurance contracts.

Analysis of income from wealth management businesses

Figures in HK$m	**2005**	2004 restated
Investment income:		
– retail investment products and funds under management*	**1,199**	1,413
– private banking	**188**	123
– stockbroking and related services	**493**	560
– margin trading	**63**	66
Total investment income	**1,943**	2,162
Insurance income:		
– life insurance		
– underwriting including embedded value	**869**	623
– life investment income**	**406**	418
– general insurance and others	**270**	269
Total insurance income	**1,545**	1,310
Total	**3,488**	3,472

* *Income from retail investment products and funds under management includes income reported under net fee income on the sale of unit trust funds and third party investment products. It also includes profits on the issue of structured investment products reported under net trading income.*

** Investment income from insurance funds includes income reported as net interest income, net trading income and net income from financial instruments designated at fair value.

Wealth management income rose by HK$16 million, with the 17.9 per cent growth in insurance income making up for the 10.1 per cent reduction in income from investment services. The life insurance business continued to gain momentum, achieving a 66.4 per cent growth in annualised premiums and gaining market share, with an increase in both the number of policies concluded and in the premium per policy. New products, such as "Three Year Express Wealth", which provides comprehensive life cover and potential enhancement in investment return, have been very well received.

The investment services business became more diversified in 2005. Under a rising interest rate environment, focus was shifted from the sale of longer-term, capital-guaranteed funds which generate higher upfront fee income, to the issue of shorter-term, market-linked deposits and instruments which turn over more quickly but with lower profit margins. Private banking business continued to expand its customer base and funds under management, and reported growth of 52.8 per cent in investment services and advisory fees. Stockbroking and related services, however, fell by 12.0 per cent, affected by the fall in retail investor activity.

Total funds under management, including discretionary and advisory, grew by 18.1 per cent to HK$106.2 billion.

Funds under management

Figures in HK$m	**2005**	2004
At 1 January	**89,932**	57,861
Additions	**59,532**	70,619
Withdrawals	**(45,507)**	(43,166)
Change in fair value	**2,522**	4,213
Exchange adjustments	**(261)**	405
At 31 December	**106,218**	89,932

Funds under management of HK$106,218 million was HK$16,286 million, or 18.1 per cent, higher than at 31 December 2004, due to expansion of our asset management and private banking businesses.

Net insurance claims incurred and movement in policyholder liabilities rose by HK$3,242 million, or 85.9 per cent.

It was in line with the growth in the portfolios of life insurance policies in force. Claims for general insurance business remained stable.

Operating expenses rose by HK$314 million, or 7.4 per cent.

Operating Expenses for 2005


6.4%
21.1%
22.4%
50.1%
Employee Compensation and Benefits
Premises and Equipment
Depreciation and Amortisation
Other Operating Expenses

Operating Expenses for 2004


6.2%
20.6%
20.4%
52.8%
Employee Compensation and Benefits
Premises and Equipment
Depreciation and Amortisation
Other Operating Expenses

Staff costs increased by 2.1 per cent, attributable to the salary increment at the beginning of the year and the increase in staff number. The 14.0 per cent increase in general and administrative expenses was mainly attributable to information technology expenditure on the enhancement of the Group's e-Banking platform, credit management systems and new product launches. The Group stepped up its marketing expenditure to support the launch of new investment and insurance products and credit card promotion campaigns. Besides, processing fees also increased with the further migration of back-office functions to HSBC Group service centres. Depreciation of business premises and equipment rose by 9.4 per cent was due to the increase in fair value of Group premises.

Staff numbers by region*

	2005	2004 restated
Hong Kong	7,425	7,228
Mainland and others	420	314
Total	7,845	7,542

* Full-time equivalent

The number of full-time equivalent staff increased by 303. The increased staff number in Hong Kong was mainly to further strengthen the Personal Financial Services and Commercial Banking relationship management teams. The expansion of the Group's Mainland network in 2005 (with the opening of a branch in Beijing and two sub-branches in Shanghai, plus the expansion of the Fuzhou branch) brought the Mainland workforce to 377 full-time equivalent staff at 31 December 2005, an increase of 32.7 per cent over the previous year-end.

The cost efficiency ratio for 2005 was 28.0 per cent, compared with 26.4 per cent for 2004.

Operating profit

Operating profit excluding loan impairment charges and other credit risk provisions was HK$11,686 million, declined by HK$135 million, or 1.1 per cent, when compared with 2004. Operating profit fell by HK$1,530 million, or 12.1 per cent to HK$11,068 million.

FINANCIAL REVIEW (continued)

Operating Profit Analysis


HK$m
14,000
13,500
13,000
12,500
12,000
11,500
11,000
10,500
10,000
12,598
1,063
(551)
(333)
(314)
(1,395)
11,068
04
05

2004 Operating Profit	12,598
Changes due to:	
Net Interest Income	1,063
Net Fee Income	(551)
Other Operating Income	(333)
Operating Expenses	(314)
Loan Impairment (Charges)/Releases	(1,395)
2005 Operating Profit	11,068

Loan impairment charges and other credit risk provisions amounted to HK$618 million, compared with a total net release of HK$777 million for 2004.

Figures in HK$m	2005	2004 restated
Loan impairment (charges)/releases		
– individually assessed	(309)	–
– collectively assessed		
– portfolio basis	(122)	–
– individually unimpaired loans	(187)	–
	(618)	–
Net (charges)/releases for bad and doubtful debts		
– specific provisions		
– individually assessed	–	141
– portfolio assessed	–	(176)
– general provisions	–	812
	–	777

Impairment charges on individually assessed loans amounted to HK$309 million, with the increase in charges on commercial banking accounts partially offset by net releases from mortgages and personal loans, which benefited from rising property prices, falling unemployment, and a reduction in bankruptcy cases. This compared with a net release of HK$141 million, mainly from corporate and commercial banking customer accounts, in 2004. Charges on collectively assessed portfolios of small homogeneous loans amounted to HK$122 million, reflecting the improvement in credit card charge-off rates under the favourable economic environment. This compared favourably with the charge of HK$176 million on loans collectively assessed on a portfolio basis in 2004. Collective assessment of the loans not individually identified as impaired recorded a charge of HK$187 million, as loss rates were updated in the light of historic experience. This compared with a release of HK$812 million in 2004.

Total loan impairment allowances/provisions for bad and doubtful debts as a percentage of gross advances to customers are as follows:

Figures in HK$m	2005	2004 restated
	%	%
Loans impairment allowances		
– individually assessed	0.20	–
– collectively assessed		
– portfolio basis	0.01	–
– loans not individually identified as impaired	0.18	–
Total loans impairment allowances	0.39	–
Provisions for bad and doubtful debts		
– specific provisions		
– individually assessed	–	0.27
– portfolio assessed	–	0.01
– general provisions	–	0.12
Total provisions	–	0.40

Total loan impairment allowances as a percentage of gross advances to customers stood at 0.39 per cent at 31 December 2005, compared with 0.40 per cent at the previous year-end. Individually assessed allowances as a percentage of gross advances fell to 0.20 per cent, reflecting the writing off of irrecoverable balances against impairment allowances, and the release of impairment allowances on mortgages and personal loans under the favourable economic environment. Collectively assessed allowances were 0.19 per cent of gross advances to customers.

Net Charges/(Releases) for Loan Impairment Allowances



HK$m
1,000
500
0
-500
-1,000
01
02
03
04
05
Individually Assessed Allowances#
Collectively Assessed Allowances*

Loan Impairment Allowances as a Percentage of Gross Advances to Customers



In Percentage
2.0
1.5
1.0
0.5
0.0
01
02
03
04
05
Individually Assessed Allowances#
Collectively Assessed Allowances*
Total

For 2001 to 2004, individually assessed allowances only include specific provisions assessed on individual basis.

* For 2001 to 2004, collectively assessed allowances include the specific provisions assessed on a portfolio basis plus general provisions.

Profit on disposal of fixed assets and financial investments was HK$477 million, compared with HK$442 million in 2004.

The profit on disposal of financial investments comprises gains on sales of equity securities less losses on disposals of available-for-sale debt securities.

Net surplus on property revaluation went up by HK$1,167 million.

Figures in HK$m	**2005**	2004 restated
Net surplus on property revaluation		
– bank premises	**153**	146
– investment properties	**1,160**	–
	1,313	146

On 30 September 2005, the Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited who confirmed that there had been no material change in valuation at 31 December 2005. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$1,199 million of which HK$153 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$1,046 million was credited to the property revaluation reserve. Revaluation gains on investment properties of HK$1,160 million were recognised through the income statement on adoption of HKAS 40. The related deferred tax provisions for Group premises and investment properties were HK$210 million and HK$203 million respectively.

FINANCIAL REVIEW (continued)

Share of profits from associates rose by HK$403 million.

This was primarily from our Mainland associate, Industrial Bank Co., Ltd.

Economic profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the Bank's shareholders. For the year 2005, economic profit was HK$6,084 million, a decrease of HK$1,291 million, or 17.5 per cent, as compared with 2004. Post-tax profit, adjusted for the property revaluation surplus net of deferred tax (HK$1,083 million) and depreciation attributable to the revaluation surplus (HK$44 million), fell by HK$1,023 million, due to a large release in general provisions in the same period in 2004. The cost of capital rose by HK$277 million, in line with the growth in invested capital. The economic profit figure indicates that the Bank continues to create value for its shareholders.

Economic profit (HK$m)	2005	%	2004 restated	%
Average invested capital	36,000		34,084	
Return on invested capital*	10,303	28.6	11,317	33.2
Cost of capital	(4,219)	(11.7)	(3,942)	(11.6)
Economic profit	6,084	16.9	7,375	21.6

* Return on invested capital is based on post-tax profit excluding any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus.

Balance Sheet

At 31 December 2005, total assets were HK$580.8 billion, an increase of HK$33.9 billion, or 6.2 per cent. Advances to customers grew by 3.6 per cent, mainly reflecting the rise in cards and personal advances, and growing demand from the property and manufacturing sectors. Loan portfolios of the Mainland branches also grew significantly. Customer deposits and certificates of deposit and other debt securities in issue increased by 3.4 per cent. The expansion in balance sheet size was also driven by the growth in life insurance fund assets and related liabilities to policyholders.

At 31 December 2005, the advances-to-deposits ratio was 54.4 per cent, compared with 54.3 per cent a year earlier, reflecting steady growth in both customer advances and deposits.

Advances to Customers and Customer Deposits


HK$bn
In Percentage
500
400
300
200
100
0
60
50
40
01
02
03
04
05
Advances to Customers
Customer Deposits
Advances to Deposits Ratio

Assets deployment

At 31 December (HK$m)	**2005**	%	2004 restated	%
Cash and balances with banks	9,201	1.6	7,248	1.3
Placings with and advances to banks	69,286	11.9	75,079	13.7
Trading assets	12,600	2.2	4,232	0.8
Financial assets designated at fair value	6,027	1.0	–	–
Advances to customers	260,680	44.9	251,553	46.0
Financial investments	189,904	32.7	184,706	33.8
Other assets	33,122	5.7	24,129	4.4
Total assets	580,820	100.0	546,947	100.0

Assets Deployment for 2005



5.7%
11.9%
32.7%
1.0%
1.6%
2.2%
44.9%

Advances to Customers
Financial Investments
Placings with/Advances to Banks
Other Assets
Trading Assets
Cash and Balances with Banks
Financial Assets Designated at Fair Value

Assets Deployment for 2004



4.4%
13.7%
33.8%
1.3%
0.8%
46.0%

Advances to Customers
Financial Investments
Placings with/ Advances to Banks
Other Assets
Trading Assets
Cash and Balances with Banks

Financial instruments

In accordance with HKAS 39, the Group's financial instruments are classified into the categories of: trading assets, financial assets designated at fair value, available-for-sale securities and held-to-maturity debt securities. On 1 January 2005, all its held-to-maturity debt securities, with the exception of the portfolio of debt securities of life insurance funds, were re-designated as trading assets, financial assets designated at fair value or available-for-sale securities. The table on page 58 shows the re-designation of the individual categories of financial instruments at transition and the movements during the year of 2005.

FINANCIAL REVIEW (continued)

Financial instruments	Balances at 31 December 2004	Re-designation and fair value recognition# on 1 January 2005 Held-to-maturity	Available-for-sale	Trading assets	Financial assets designated at fair value	Total
Securities held for dealing purposes	4,232	–	–	4,232	–	4,232
Long term investments						
– Held-to-maturity debt securities	181,100	6.098	160,979	12,505	2,524	182,106#
– Equity investment	1,838	–	1,838	–	–	1,838
Other financial assets attributable to policyholders	1,768	–	–	–	1,768	1,768
	188,938	6,098	162,817	16,737	4,292	189,944
Increase/(decrease) during the year of 2005		4,633	16,356	(4,137)	1,735	18,587
Balances at 31 December 2005		10,731	179,173	12,600	6,027	208,531

Following the adoption of HKAS 39, the available-for-sale securities and financial assets designated at fair value are measured at fair value.

Advances to customers

Advances to customers recorded a growth of HK$9.1 billion, or 3.6 per cent, to HK$260.7 billion at 31 December 2005.

Lending to the industrial, commercial and financial sectors rose by 5.3 per cent during 2005. Property development and investment grew by 8.4 per cent, reflecting the active property market. Wholesale, retail and manufacturing together were up by 35.3 per cent, driven by the continued expansion of the economy and growth in external trade. Lending to the transport and transport equipment sector, including taxi and other motor vehicle loans, recorded growth of 6.7 per cent. Financial concerns lending fell by 75.8 per cent, due mainly to the repayment of a money market loan from a public sector entity.

Lending to individuals fell by 0.4 per cent compared with the end of 2004. Excluding mortgages under the GHOS Scheme, which remained suspended during 2005, lending to individuals grew by 3.2 per cent. Residential mortgages went up by 1.7 per cent in an active and competitive market. Card advances rose by 18.4 per cent, reflecting increases in card spending and in the card base of 19.7 per cent and 10.2 per cent respectively. Personal loans, grouped under the "Other" sector, grew by 51.8 per cent, reflecting the success of the Group in expanding its consumer finance business.

Trade finance advances rose by 2.2 per cent. The growth in trade finance to commercial banking customers, who benefited from the strong regional trade flows, was partly offset by repayments made by certain trading corporations.

Gross advances for use outside Hong Kong recorded growth of 31.1 per cent. The loan portfolio of the Mainland branches expanded by 41.9 per cent in 2005 to HK$10.5 billion, with encouraging growth recorded in commercial and residential mortgage lending.

Customer deposits

Customer deposits, including certificates and other debt securities in issue, rose 3.4 per cent to HK$479.1 billion.

Current, savings and other deposit accounts (including structured deposits reported as trading liabilities) rose by HK$8.0 billion, or 1.8 per cent, to HK$455.4 billion at 31 December 2005. Certificates of deposit and other debt securities in issue (including those reported as trading liabilities) recorded encouraging growth of HK$7.6 billion, or 47.2 per cent, to HK$23.6 billion at 31 December 2005. In the rising interest rate environment, customer deposits have shifted from current and savings accounts to time deposits. Certificates of deposit and structured deposit instruments with yield enhancement features also gained in popularity.

Customer Deposits for 2005


5.7%
4.9%
50.0%
39.4%

Time and Other Deposits | Demand and Current Accounts | Savings Accounts | Certificates of Deposit and Other Debt Securities in Issue

Customer Deposits for 2004


7.8%
3.5%
34.5%
54.2%

Time and Other Deposits | Demand and Current Accounts | Savings Accounts | Certificates of Deposit and Other Debt Securities in Issue

Subordinated liabilities

During the year, the Bank issued subordinated notes amounting to HK$2,500 million (comprising a floating rate tranche of HK$1,500 million and a fixed rate tranche of HK$1,000 million) to the market and obtained a subordinated loan of US$260 million from its immediate holding company. These subordinated debts, which qualify as tier 2 capital, served to balance the Bank's capital structure as well as to support business growth.

Shareholders' funds

At 31 December (HK$m)	**2005**	2004 restated
Share capital	9,559	9,559
Retained profits	26,052	23,856
Property revaluation reserve	3,543	2,778
Long-term equity investment revaluation reserve	–	935
Cash flow hedges reserve	(483)	–
Available-for-sale investment reserve	(17)	–
Capital redemption reserve	99	99
Other reserves	185	69
Total reserves	29,379	27,737
	38,938	37,296
Proposed dividends	3,633	3,633
Shareholders' funds	42,571	40,929
Return on average shareholders' funds	27.5%	28.5%

Save for the issuance of subordinated notes in June 2005, there was no purchase, sale or redemption of the Group's listed securities by the Bank or any of its subsidiaries during 2005.

Shareholders' funds (excluding proposed dividends) rose by HK$1,642 million, or 4.4 per cent, to HK$38,938 million at 31 December 2005. Retained profits increased by HK$2,196 million, and the property revaluation reserve rose by HK$765 million reflecting the improved property market. These were partially offset by the HK$500 million revaluation loss on available-for-sale investment securities, and on interest rate swaps designated as cash flow hedges.

The return on average shareholders' funds was 27.5 per cent, compared with 28.5 per cent in 2004.

FINANCIAL REVIEW (continued)

The following matrix sets out the financial assets and liabilities by type and by accounting classification on adoption of HKAS 39.

At 31 December 2005 (HK$m)	Trading	Designated at fair value	Available-for-sale	Amortised cost	Total
Assets					
Cash and balances with banks and other financial institutions	–	–	–	9,201	9,201
Placings with and advances to banks and other financial institutions	–	–	–	69,286	69,286
Treasury bills	2,594	–	4,816	–	7,410
Certificates of deposit	538	194	25,909	1,138	27,779
Investment securities	9,468	5,833	148,448	9,593	173,342
Derivative financial instruments	1,245	16	454	–	1,715
Advances to customers	–	–	–	260,680	260,680
Total financial assets					549,413
Other assets					31,407
Total assets					580,820
Liabilities					
Deposits by banks	–	–	–	12,043	12,043
Customer accounts	24,422	–	–	430,995	455,417
Certificates of deposit and other debt securities in issue	13,616	–	–	10,023	23,639
Securities net short position	7,766	–	–	–	7,766
Derivative financial instruments	1,307	28	457	–	1,792
Liabilities to customers under investment contracts	–	–	–	561	561
Subordinated liabilities	–	967	–	3,511	4,478
Total financial liabilities					505,696
Liabilities to customers under insurance contracts					15,335
Other liabilities					16,059
Total liabilities					537,090

CAPITAL MANAGEMENT

Capital Resources Management

At 31 December (HK$m)	2005	2004
Capital base		
Tier 1 capital		
– share capital	9,559	9,559
– retained profits	21,439	20,560
– classified as regulatory reserve	(510)	–
– capital redemption reserve	99	99
– less: goodwill	(318)	(302)
– total	30,269	29,916
Tier 2 capital		
– property revaluation reserve	5,114	5,322
– available-for-sale investment and equity revaluation reserve	(5)	625
– collective impairment allowances	510	289
– regulatory reserve	510	–
– term subordinated debt	4,479	–
– total	10,608	6,236
Unconsolidated investments and other deductions	(3,444)	(2,829)
Total capital base after deductions	37,433	33,323
Risk-weighted assets		
On-balance sheet	277,617	259,429
Off-balance sheet	14,739	16,577
Total risk-weighted assets	292,356	276,006
Total risk-weighted assets adjusted for market risk	291,570	277,029
Capital adequacy ratios		
After adjusting for market risk		
– tier 1*	10.4%	10.8%
– total*	12.8%	12.0%
Before adjusting for market risk		
– tier 1	10.4%	10.8%
– total	12.8%	12.1%

* The capital ratios take into account market risks in accordance with the relevant HKMA guideline under the Supervisory Policy Manual.

The total capital ratio rose by 0.8 percentage points over 2004 to reach 12.8 per cent at 31 December 2005. The capital base increased by HK$4,110 million to HK$37,433 million. During the year, the Group issued HK$2,500 million in subordinated notes and obtained a subordinated loan of US$260 million, both qualified as tier 2 capital. Risk-weighted assets adjusted for market risk grew by 5.2 per cent, attributable mainly to the increase in advances to customers and financial investments.

RISK MANAGEMENT

The effectiveness of the Group's risk management polices and strategies is a key success factor. Operating in the financial services industry, the most important types of risks the Group is exposed to are credit, liquidity, market, operational and reputational risks. The Group has established policies and procedures to identify and analyse risks and to set appropriate risk limits to control this broad spectrum of risks. The risk management policies and major control limits are approved by the Board of Directors. Risk limits are monitored and controlled continually by dedicated departments by means of reliable and up-to-date management information systems. The management of various types of risks is well coordinated at the level of the Bank's Board and various management committees, such as, the Executive Committee, Asset and Liability Management Committee and Credit Committee.

Discussions and analyses of credit risk, liquidity risk and market risk are set out in note 50 "Financial risk management" to the financial statements to compliance with the requirements of HKAS 32.

Market Risk

The Group's market risk positions are mainly in foreign exchange and interest rate. In addition to the risk management procedures as set out in note 50 to the financial statements, the Group also uses value-at-risk ("VAR") methodology to control its market risk exposures. The Group has obtained approval from the HKMA to use its VAR model for calculation of market risk capital charge.

FINANCIAL REVIEW (continued)

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, Hang Seng refined its basis of calculating VAR from one predominantly based on variance/co-variance ("VCV") to one predominantly based on historical simulation ("HS"), effective 3 May 2005. This latter calculation was introduced because it better captures the non-linear characteristics of certain market risk positions. Historical simulation uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The Group has changed the assumed holding period from a 10-day period to a one-day period as this reflects the way the risk positions are managed. Comparative VAR numbers have been re-stated to reflect this change. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The Group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during 2005 and 2004 are shown in the tables below. The VAR figures for 2005 are based on four months' VCV and eight months' HS.

VAR

Figures in HK$m	**At 31 December 2005**	**Minimum during the year**	**Maximum during the year**	**Average for the year**
VAR for all interest rate risk and foreign exchange risk	113	111	264	181
VAR for foreign exchange risk (trading)	3	–	6	2
VAR for interest rate risk				
– trading	3	1	21	4
– non-trading	118	117	260	180

Figures in HK$m	At 31 December 2004 restated	Minimum during the year	Maximum during the year	Average for the year
VAR for all interest rate risk and foreign exchange risk	125	79	191	118
VAR for foreign exchange risk (trading)	1	–	18	11
VAR for interest rate risk				
– trading	1	–	5	1
– non-trading	125	77	191	117

The average daily revenue earned from market risk-related treasury activities in 2005, including non-trading book net interest income and funding related to dealing positions, was HK$5 million (HK$10 million for 2004). The standard deviation of these daily revenues was HK$8 million (HK$5 million for 2004). An analysis of the frequency distribution of daily revenues shows that out of 247 trading days in 2005, losses were recorded on 15 days and the maximum daily loss was HK$84 million. The most frequent result was a daily revenue of between HK$2 million and HK$6 million, with 127 occurrences. The highest daily revenue was HK$23 million.

The average daily revenue are analysed by activities as follows:

Figures in HK$m	**2005**	2004
Average daily revenue earned from:		
– interest rate activities	3	6
– foreign exchange activities	2	4

Value at Risk for 2005


HK$m
300
200
100
0
1
2
3
4
5
6
7
8
9
10
11
12
(Month)

Value at Risk for 2004


HK$m
300
200
100
0
1
2
3
4
5
6
7
8
9
10
11
12
(Month)

FINANCIAL REVIEW (continued)

Daily Distribution of Market Risk Revenues for 2005


Number of Days
100
80
60
40
20
0
27
68
59
33
25
17
9
5
0
2
1
1
Revenue (HK$m)
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above

Daily Distribution of Market Risk Revenues for 2004


Number of Days
100
80
60
40
20
0
3
3
22
83
60
23
18
12
10
6
2
7
Revenue (HK$m)
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above

Operational Risk

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, system failure or from external events. It is inherent in every business area and covers a wide spectrum of issues. The Group manages its operational risk through a controls-based environment in which the processes and controls are documented, authorization is independent and transactions are reconciled and monitored. This is supported by periodic independent review of the internal control systems by Internal Audit. The operational risk management framework comprises assignment of responsibilities at senior management level, assessment of risk factors inherent in each business and operations units, information systems to record operational losses and analysis of loss events. Operational risk is mitigated by adequate insurance coverage on assets and business losses. To reduce the impact and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical operations functions. Operational risk management is coordinated by the Chief Operating Officer and monitored by the Operational Risk Management Committee.

Reputational Risk

Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. Standards are set and policies and procedures are established in all areas of reputational risk and are communicated to all level of staff. These include treating customers fairly, conflicts of interest, money laundering deterrence, environmental impact and anti-corruption measures. The reputation downside to the Group will be fully appraised before any strategic decision is taken.

The Group is a socially and environmental responsible organization. Its corporate social responsibility policies and practices are discussed under the "Corporate Social Responsibility" section.



BIOGRAPHICAL DETAILS OF DIRECTORS



From left to right: Mr Michael R P Smith, Mr Raymond C F Or, Mr John C C Chan, Mr Patrick K W Chan, Dr Y T Cheng, Dr Marvin K T Cheung, Mr S J Glass.

Mr Michael Roger Pearson SMITH OBE

Chairman

Age 49. Appointed non-executive Chairman on 22 April 2005. The President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited. Chairman of HSBC Bank Malaysia Berhad. A Director of HSBC Australia Holdings Pty Limited, HSBC Bank Australia Limited and The Shek O Development Company Limited. A member of the Visa International Asia Pacific, Regional Board.

Mr OR Ching Fai Raymond JP

Vice-Chairman and Chief Executive

Age 56. Appointed a Director of the Bank in February 2000 and became Vice-Chairman and Chief Executive in May 2005. A Director of The Hongkong and Shanghai Banking Corporation Limited, Cathay Pacific Airways Limited, Esprit Holdings Limited and Hutchison Whampoa Limited. Vice President and a Council Member of the Hong Kong Institute of Bankers. Chairman of the Hang Seng School of Commerce. A Council Member of The University of Hong Kong and The City University of Hong Kong. An adviser of the Employers' Federation of Hong Kong, a member of the Planning Committee of the 5th East Asian Games and a Director of 2009 East Asian Games (Hong Kong) Limited. The First Vice President of the Board of The Community Chest of Hong Kong.

* Mr CHAN Cho Chak John GBS, JP

Aged 62. Managing Director of Transport International Holdings Limited (formerly known as: The Kowloon Motor Bus Holdings Limited), The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited, a non-executive Director and Chairman of RoadShow Holdings Limited and an independent non-executive director of Guangdong Investment Limited. Deputy Chairman of The Hong Kong Jockey Club. Chairman of the Council of the Hong Kong University of Science and Technology. Vice Patron and Campaign Committee Co-Chairman of The Community Chest of Hong Kong. Non-Official Member of the Executive Committee of the Commission on Strategic Development of the HKSAR Government. Formerly also an independent non-executive director of Hong Kong Exchanges and Clearing Limited from 2000 to 2003. Former member of the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. Key posts in Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Awarded the Gold



Mr Jenkin Hui, Mr Peter T C Lee, Dr Eric K C Li, Dr Vincent H S Lo, Mr Joseph C Y Poon, Dr David W K Sin, Mr Richard Y S Tang, Mr Peter T S Wong.

Bauhinia Star by the HKSAR Government in July 1999. Appointed a Director of the Bank in August 1995.

Mr CHAN Kwok Wai Patrick

Age 49. Joined the Bank in 1995 as Assistant General Manager and Head of Financial Control. Appointed Chief Financial Officer since 1998, Deputy General Manager in June 2003, and Executive Director and General Manager of the Bank in December 2005. A Director and Executive Committee member of Industrial Bank Company Limited, PRC; a Council Member of the Hong Kong Institute of Certified Public Accountants and a member of the Professional Development Sub-committee of the ACCA Hong Kong; a member of the Quality Education Fund Steering Committee; Advisory Board on Accounting Studies of the Chinese University of Hong Kong and the Hong Kong University of Science and Technology Accounting Students' Society; and the Investment Committee of the Foundation of Tsinghua University Center for Advanced Study Co Ltd.

* **Dr CHENG Yu Tung** DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)

Age 80. Chairman of New World Development Company Limited, Chow Tai Fook Jewellery Company Limited, Melbourne Enterprises Limited and Lifestyle International Holdings Limited. A Director of Shun Tak Holdings Limited. Appointed a Director of the Bank in March 1985.

* **Dr CHEUNG Kin Tung Marvin** DBA(Hon), SBS, OBE, JP

Age 58. Board Member of the Airport Authority Hong Kong, Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, Member of the Greater Pearl River Delta Business Council, Vice-Chairman of the Council of the Hong Kong University of Science and Technology and Council Member of the Open University of Hong Kong. An independent non-executive Director of HKR International Limited and Hong Kong Exchanges and Clearing Limited. Appointed a Director of the Bank in May 2004.

Mr Simon Jeremy GLASS

Age 43. Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited since April 2003. Appointed a Director of the Bank in May 2003.

* **Mr Jenkin HUI**

Age 62. Director and Chief Executive of Pointpiper Investment Limited. A Director of Central Development Limited, Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Appointed a Director of the Bank in August 1994.

BIOGRAPHICAL DETAILS OF DIRECTORS (continued)

* **Mr Peter LEE Ting Chang** JP

Age 52. Chairman of Hysan Development Company Limited. A non-executive Director of Cathay Pacific Airways Limited, SCMP Group Limited, Maersk (China) Shipping Company Limited, and a Director of a number of other companies. Vice President of the Real Estate Developers Association of Hong Kong. Appointed a Director of the Bank in August 2002.

* **Dr LI Ka Cheung Eric**
FCPA(Practising), GBS, OBE, JP

Age 52. Senior partner of Li, Tang, Chen & Co., Certified Public Accountants. Board Member of the International Federation of Accountants. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Director of Sun Hung Kai Properties Limited, Transport International Holdings Limited (formerly known as: The Kowloon Motor Bus Holdings Limited), SmarTone Telecommunications Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, China Resources Enterprise, Limited, RoadShow Holdings Limited, Sinochem Hong Kong Holdings Limited and Strategic Global Investments plc. President of Hong Kong Society of Accountants in 1994. Chairman of Hong Kong Monetary Authority's Process Review Committee, Member of its Deposit-taking Companies Advisory Committee and Basel II Consultation Group. Member of the Clearing and Settlement Systems Appeals Tribunal. Awarded the Gold Bauhinia Star by the HKSAR Government in July 2003. Appointed a Director of the Bank in February 2000.

\# **Dr LO Hong Sui Vincent** GBS, JP

Age 57. Chairman and Chief Executive of Shui On Group. Chairman and Chief Executive Officer of Shui On Land Limited. Director of Great Eagle Holdings Limited. An independent non-executive Director of China Telecom Corporation Ltd. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Vice Chairman of All-China Federation of Industry & Commerce. Honorary Life President of Business and Professionals Federation of Hong Kong. President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze. Economic Adviser to the Chongqing Municipal Government. Court Member of the Hong Kong University of Science and Technology. Awarded the Gold Bauhinia Star by the HKSAR Government in July 1998. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 2001. Awarded Director of the Year in the category of Listed Company Executive Directors by The Hong Kong Institute of Directors in 2002 and Chevalier des Arts et des Lettres by the French government in 2005. Appointed a Director of the Bank in February 1999.

Mr POON Chung Yin Joseph

Age 51. Appointed Executive Director and Deputy Chief Executive of the Bank in December 2004. Managing Director and Deputy Chief Executive since April 2005. Independent non-executive Director of Grandland Shipping Limited. A Director of Hang Seng Bank (Trustee) Limited, Hang Seng Credit Limited, Hang Seng Insurance Company Limited and Hang Seng Life Limited. Chairman of Hang Seng Index Advisory Committee of HSI Services Limited.

* **Dr SIN Wai Kin David** DSSc(Hon)

Age 76. Chairman of Myer Jewelry Manufacturer Limited. Vice-Chairman of Miramar Hotel and Investment Company Limited. Executive Director of New World Development Company Limited. A Director of King Fook Holdings Limited. Appointed a Director of the Bank in November 1991.

* **Mr Richard Yat Sun TANG** MBA, BBS, JP

Age 53. Chairman and Managing Director of Richcom Company Limited. A Vice Chairman of King Fook Holdings Limited. A Director of Miramar Hotel and Investment Company Limited and Hong Kong Commercial Broadcasting Company Limited. Chairman of the Correctional Services Children's Education Trust Investment Advisory Board of the Correctional Services Department. A member of the HKSAR Passports Appeal Board, a member of Disciplinary Panel A of the Hong Kong Institute of Certified Public Accountants and a member of Customs & Excise Service Children's Education Trust Fund Investment Advisory Board. A member of Tang Shiu Kin and Ho Tim Charitable Fund. Awarded "Justice of the Peace" in 1997. Awarded the Bronze Bauhinia Star by the HKSAR Government in July 2000. Appointed a Director of the Bank in August 1995.

Mr WONG Tung Shun Peter JP

Age 54. Executive Director of The Hongkong and Shanghai Banking Corporation Limited and Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited. A Director of Bank of Communications Co., Ltd., Ping An Bank Limited and Hong Kong Interbank Clearing Limited. Chairman of the Hong Kong Association of Banks and President of the Hong Kong Institute of Bankers. Council Member of the Hong Kong Trade Development Council and Chairman of its Financial Services Advisory Committee. Member of the Banking Advisory Committee and of the Exchange Fund Advisory Sub-committee on Currency Board Operations of the Hong Kong Monetary Authority. Member of the Greater Pearl River Delta Business Council. Member of the Commission on Poverty and the Advisory Board of the Hong Kong Red Cross. A Director of The Community Chest of Hong Kong and a Council Member of the Hong Kong University of Science and Technology. An Honorary Professor of The University of Hong Kong. Appointed a non-executive Director of the Bank on 25 May 2005.

* Independent non-executive Directors

\# Non-executive Directors

Mr Michael R P Smith is President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited. Mr Raymond C F Or is a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Peter T S Wong is an Executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr S J Glass is a Director of HSBC Asia Holdings BV, and Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. Each of HSBC Asia Holdings BV and The Hongkong and Shanghai Banking Corporation Limited has an interest in the share capital of the Bank as disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance.

BIOGRAPHICAL DETAILS OF SENIOR MANAGEMENT



From left to right:
Mr Joseph C Y Poon
Mr William W Leung
Mr Raymond C F Or
Mrs Dorothy K Y P Sit
Mr Patrick K W Chan

Mr OR Ching Fai Raymond JP

Vice-Chairman and Chief Executive

(Biographical details are set out on page 66)

Mr POON Chung Yin Joseph

Managing Director and Deputy Chief Executive

(Biographical details are set out on page 68)

Mr CHAN Kwok Wai Patrick

Executive Director and Chief Financial Officer

(Biographical details are set out on page 67)

Mr LEUNG Wing Cheung William JP

General Manager, Personal Financial Services and Wealth Management

Age 51. Joined the Bank in 1994 as Assistant General Manager and Head of Credit Card Centre. Appointed Deputy General Manager and Deputy Head of Retail Banking in May 2000. Appointed Deputy Head of Commercial Banking in October 2003. Appointed General Manager and Head of Wealth Management in January 2005. Redesignated General Manager, Personal Financial Services and Wealth Management since August 2005. Responsible for personal banking, private banking, trust, insurance and investment of the Bank. A Director of HSBC Asset Management (Hong Kong) Limited and Senior Advisor, Management Committee of Industrial Bank Co Ltd's Card Centre. Chairman of the Committee on Management and Supervisory Training of the Vocational Training Council. A member of the Hong Kong Sports Commission. Chairman of Licensing and Practice Committee of Estate Agents Authority. A trustee and member of the Moral Education Concern Group.

Mrs SIT KWAN Yin Ping Dorothy

General Manager and Chief Operating Officer

Age 54. Joined the Bank in December 2005 as General Manager. Appointed Chief Operating Officer since January 2006. Director of Bank of Shanghai. Head of Personal Financial Services, Hong Kong for The Hongkong and Shanghai Banking Corporation Limited before joining the Bank.

Mr NG Yuen Tin FHKIB

Deputy General Manager and Head of Corporate and Institutional Banking

Age 54. Joined the Bank in 1971. Appointed Assistant General Manager and Deputy Head of Corporate Banking Division in January 1994. Appointed Head of Corporate and Institutional Banking Division in September 1999. Appointed Deputy General Manager and Head of Corporate and Institutional Banking since July 2000. Responsible for overseeing the corporate and institutional banking business of the Bank. Director and Chief Executive of Hang Seng Finance Limited. A Director of HSI Services Limited. A member of the Hang Seng Index Advisory Committee. An Executive Committee Member of the Hong Kong Institute of Bankers. An Executive Committee Member of The Chinese Gold & Silver Exchange Society.

Mr TAM Wai Hung David MBA, FCIB, FHKIB

Deputy General Manager and Head of Commercial Banking

Age 56. Joined the Bank in 1999 as Assistant General Manager and Head of Commercial Banking. Appointed Deputy General Manager since June 2003. Responsible for overseeing the commercial banking business of the Bank and the functional departments of trade services and cash management. Member of Small and Medium Enterprises Committee and Council member of Hong Kong St John Ambulance.

Mr CHEUNG Tai Keung Jack

Deputy General Manager and Head of Treasury

Age 46. Joined the Bank in June 2004 as Deputy General Manager and Acting Head of Treasury. Responsible for overseeing the Treasury and Singapore operations. Appointed Deputy General Manager and Head of Treasury since August 2004. Director, Head of Balance Sheet Management, Asia-Pacific Global Markets of The Hongkong and Shanghai Banking Corporation Limited before joining the Bank.

Mr FU Chi King Johnson

Deputy General Manager and Head of China Business

Age 51. Joined the Bank in August 2005 as Deputy General Manager and Head of China Business. Responsible for overseeing the Bank's operations in mainland China and Taiwan, as well as the Bank's business with Mainland and Taiwanese companies in Hong Kong and foreign-invested, state-owned and domestic companies on the Mainland. Regional Head of Corporate Banking, Asia Pacific and Alternate Chief Executive, Hong Kong of Commerzbank before joining the Bank.

Mr CHEUNG Ka Ming

Deputy General Manager and Head of Investment and Insurance

Age 43. Joined the Bank in May 1997 as Senior Manager and Head of Asset Management. Appointed Head of Investment Services Division in October 2000 and Assistant General Manager in January 2001. Appointed Head of Insurance Group in June 2005. Appointed Deputy General Manager and Head of Investment and Insurance since December 2005. Responsible for overseeing the investment and insurance business of the Bank. A Director of Hang Seng Securities Limited, Hang Seng Investment Management Limited, Hang Seng Futures Limited, Hang Seng Investment Services Limited and Hang Seng Life Limited.

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries and associated companies are engaged in the provision of banking and related financial services.

PROFITS

The consolidated profit of the Bank and its subsidiary and associated companies for the year is set out on page 81 together with particulars of dividends which have been paid or declared.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Bank accounted for less than 30% of the total of interest income and other operating income of the Bank in the year.

SUBSIDIARIES

Particulars of the Bank's principal subsidiaries at 31 December 2005 are set out on page 139.

SHARE CAPITAL

No change in either the authorised or issued share capital took place during the year.

DONATIONS

Charitable donations made by the Bank and its subsidiaries during the year amounted to HK$11.4 million.

DIRECTORS

The Directors of the Bank who were in office at the end of the year were Mr Michael R P Smith, Mr Raymond C F Or, Mr John C C Chan, Mr Patrick K W Chan, Dr Y T Cheng, Dr Marvin K T Cheung, Mr S J Glass, Mr Jenkin Hui, Mr Peter T C Lee, Dr Eric K C Li, Dr Vincent H S Lo, Mr W K Mok, Mr Joseph C Y Poon, Dr David W K Sin, Mr Richard Y S Tang and Mr Peter T S Wong.

Mr D G Eldon retired as non-executive Chairman and Director of the Bank with effect from the conclusion of the Bank's Annual General Meeting held on 21 April 2005.

Mr Vincent H C Cheng resigned from the Board and from the position of Vice-Chairman and Chief Executive of the Bank with effect from 25 May 2005.

Mr W K Mok resigned from the Board with effect from 1 January 2006 and would retire on 1 April 2006 after 39 years of service with the Bank.

Mr Michael R P Smith, Mr Peter T S Wong and Mr Patrick K W Chan were appointed Directors of the Bank with effect from 22 April 2005, 25 May 2005 and 7 December 2005 respectively. All of them retire under the provisions of the Bank's Articles of Association and, being eligible, offer themselves for re-election.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Mr Raymond C F Or, Mr Jenkin Hui, Mr Peter T C Lee and Mr Richard Y S Tang, who, being eligible, offer themselves for re-election.

No Director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Bank which is not determinable by the Bank within one year without payment of compensation (other than statutory compensation).

No contract of significance, to which the Bank or any of its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Bank had a material interest, subsisted at the end of the year or at any time during the year.

STATUS OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Bank has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("the Listing Rules") and the Bank still considers the independent non-executive Directors to be independent.

DIRECTORS' AND ALTERNATE CHIEF EXECUTIVES' INTERESTS

At the end of the financial year, the interests of the Directors and Alternate Chief Executives in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Directors:						
Mr John C C Chan	–	–	–	1,000[1]	1,000	0.00
Mr Patrick K W Chan	–	1,000	–	–	1,000	0.00
Mr Joseph C Y Poon	5,000	–	–	–	5,000	0.00
Mr W K Mok	1,625	–	–	–	1,625	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
Directors:						
Mr Michael R P Smith	86,873[2]	–	–	348,538[8]	435,411	0.00
Mr Raymond C F Or	117,080	35,299	–	213,080[8]	365,459	0.00
Mr John C C Chan	14,283	–	–	3,000[1]	17,283	0.00
Mr Patrick K W Chan	1,268	4,804	–	37,039[8]	43,111	0.00
Mr S J Glass	3,112	8,896	–	62,109[8]	74,117	0.00
Mr Jenkin Hui	10,148	24,342	1,124,457[3]	–	1,158,947	0.01
Dr Eric K C Li	–	18,132	79,622[4]	–	97,754	0.00
Mr Joseph C Y Poon	23,718[5]	57,263	–	50,743[8]	131,724	0.00
Mr Peter T S Wong	–	20,003	–	113,805[8]	133,808	0.00
Mr W K Mok	32,023[6]	–	–	68,797[8]	100,820	0.00
Alternate Chief Executives:						
Mr William W Leung	1,310	–	–	48,143[8]	49,453	0.00
Mrs Dorothy K Y P Sit	47,795[7]	1,000	–	40,907[8]	89,702	0.00

Notes:

(1) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(2) 50,975 shares were jointly held by Mr and Mrs Michael R P Smith.

(3) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

(4) Dr Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(5) 22,599 shares were jointly held by Mr and Mrs Joseph C Y Poon.

(6) 12,423 shares were jointly held by Mr and Mrs W K Mok.

(7) 17,400 shares were jointly held by Mrs Dorothy K Y P Sit and her husband.

REPORT OF THE DIRECTORS (continued)

(8) These represent interests in (i) options granted to Directors and Alternate Chief Executives under the HSBC share plans to acquire ordinary shares of US$0.50 each in HSBC Holdings plc and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans made in favour of Directors and Alternate Chief Executives and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans (please refer to the awards table below for further information)	Total
Directors:			
Mr Michael R P Smith	70,500	278,038	348,538
Mr Raymond C F Or	2,504	210,576	213,080
Mr Patrick K W Chan	27,059	9,980	37,039
Mr S J Glass	14,500	47,609	62,109
Mr Joseph C Y Poon	32,204	18,539	50,743
Mr Peter T S Wong	–	113,805	113,805
Mr W K Mok	2,526	66,271	68,797
Alternate Chief Executives:			
Mr William W Leung	28,141	20,002	48,143
Mrs Dorothy K Y P Sit	5,435	35,472	40,907

Options

At the end of the financial year, the undermentioned Directors and Alternate Chief Executives held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 31 December 2005	Options exercised during the year (ordinary shares of US$0.50 each)	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Directors:						
Mr Michael R P Smith	–	2,798 (2)	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	22,500	–	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
	24,000	–	501.60	24 Mar 1997	24 Mar 2000	24 Mar 2007
	24,000	–	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	70,500					
Mr Raymond C F Or	–	1,119 (2)	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	1,515	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	667.92	24 May 2005	1 Aug 2010	31 Jan 2011
	2,504					
Mr Patrick K W Chan	6,500	–	746.00	3 Apr 2000	3 Apr 2003	2 Apr 2010
	6,000	–	871.20	23 Apr 2001	23 Apr 2004	22 Apr 2011
	6,500	–	840.50	7 May 2002	7 May 2005	6 May 2012
	7,000	–	691.00	2 May 2003	2 May 2006	1 May 2013
	1,059	–	534.96	8 May 2003	1 Aug 2006	31 Jan 2007
	27,059					

	Options held at 31 December 2005	Options exercised during the year (ordinary shares of US$0.50 each)	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Directors:						
Mr S J Glass	–	17,550[1]	637.54	29 Mar 1999	3 Apr 2002	29 Mar 2009
	–	6,500[1]	746.00	3 Apr 2000	3 Apr 2003	3 Apr 2010
	–	2,798[2]	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	7,500	–	871.20	23 Apr 2001	23 Apr 2004	23 Apr 2011
	7,000	–	840.50	7 May 2002	7 May 2005	7 May 2012
	14,500					
Mr Joseph C Y Poon	–	1,119[2]	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	3,750	–	501.60	24 Mar 1997	24 Mar 2000	24 Mar 2007
	9,000	–	637.54	29 Mar 1999	29 Mar 2002	29 Mar 2009
	4,750	–	746.00	3 Apr 2000	3 Apr 2003	3 Apr 2010
	2,750	–	871.20	23 Apr 2001	23 Apr 2004	23 Apr 2011
	4,400	–	840.50	7 May 2002	7 May 2005	7 May 2012
	5,050	–	691.00	2 May 2003	2 May 2006	2 May 2013
	1,515	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	667.92	24 May 2005	1 Aug 2010	31 Jan 2011
	32,204					
Mr W K Mok	2,526	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
Alternate Chief Executives:						
Mr William W Leung	7,000	–	746.00	3 Apr 2000	3 Apr 2003	2 Apr 2010
	7,000	–	840.50	7 May 2002	7 May 2005	6 May 2012
	6,000	–	691.00	2 May 2003	2 May 2006	1 May 2013
	6,500	–	828.30	30 Apr 2004	30 Apr 2007	29 Apr 2014
	1,059	–	534.96	8 May 2003	1 Aug 2006	31 Jan 2007
	582	–	647.20	10 May 2004	1 Aug 2007	31 Jan 2008
	28,141					
Mrs Dorothy K Y P Sit	3,000	–	871.20	23 Apr 2001	23 Apr 2004	22 Apr 2011
	2,435	–	667.92	24 May 2005	1 Aug 2010	31 Jan 2011
	5,435					

Notes:

(1) At the date of exercise, 15 March 2005, the market value per share was 856.00p.

(2) At the date of exercise, 1 August 2005, the market value per share was 930.50p.

REPORT OF THE DIRECTORS (continued)

Conditional awards of shares

At the end of the financial year, the interests of the Directors and Alternate Chief Executives in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held at 1 January 2005	Awards made during the year	Shares awarded released during the year	Awards held at 31 December 2005 [1]
Directors:				
Mr Michael R P Smith	268,680 [2]	–	–	278,038
Mr Raymond C F Or	161,789	61,768	20,270	210,576
Mr Patrick K W Chan	9,598 [3]	–	–	9,980
Mr S J Glass	25,392	20,767	–	47,609
Mr Joseph C Y Poon	6,199	11,867	–	18,539
Mr Peter T S Wong	111,843 [4]	–	–	113,805
Mr W K Mok	58,203	17,800	12,111	66,271
Alternate Chief Executives:				
Mr William W Leung	20,002 [5]	–	–	20,002
Mrs Dorothy K Y P Sit	35,472 [6]	–	–	35,472

Notes:

(1) This may include additional shares arising from scrip dividends.

(2) This represents the awards held by Mr Michael R P Smith on 22 April 2005 when he was appointed a Director of the Bank.

(3) This represents the awards held by Mr Patrick K W Chan on 22 August 2005 when he was appointed an Alternate Chief Executive of the Bank. Mr Chan was subsequently appointed as a Director of the Bank on 7 December 2005.

(4) This represents the awards held by Mr Peter T S Wong on 25 May 2005 when he was appointed a Director of the Bank.

(5) This represents the awards held by Mr William W Leung on 7 December 2005 when he was appointed an Alternate Chief Executive of the Bank.

(6) This represents the awards held by Mrs Dorothy K Y P Sit on 7 December 2005 when she was appointed an Alternate Chief Executive of the Bank.

All the interests stated above represent long positions. As at 31 December 2005, no short positions were recorded in the Register of Directors' and Alternate Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Save as disclosed in the preceding paragraphs, at no time during the year was the Bank or any of its holding companies or its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

No right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the year ended 31 December 2005.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Pursuant to Rule 8.10 of the Listing Rules, at the end of the year, the following Directors had declared interests in the following entities which compete or are likely to compete, either directly or indirectly, with the businesses of the Bank:

Mr Michael R P Smith is the President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited. Mr Smith is also the Chairman of HSBC Bank Malaysia Berhad and a Director of HSBC Bank Australia Limited.

Mr Raymond C F Or is a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Or was a Director of HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking

Corporation Limited for the period from 1 February 2000 to 1 April 2005. He was also a Director of Bank of Communications Co., Ltd., which conducts general banking business, for the period from 23 September 2004 to 1 August 2005.

Mr Patrick K W Chan is a Director of Industrial Bank Co., Ltd., in which the Bank holds a 15.98% stake. Industrial Bank Co., Ltd. conducts general banking business in mainland China.

Mr S J Glass is the Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. He is also a Director of HSBC Asia Holdings BV, the immediate holding company of The Hongkong and Shanghai Banking Corporation Limited, and certain of its subsidiaries. He was appointed the Chief Executive of Bank of Bermuda, Hong Kong Branch, which conducts general banking business, for the period from 31 January 2005 to 31 March 2005.

Mr W K Mok was a Director of HSBC Asset Management (Hong Kong) Limited and HSBC Investment Funds (Hong Kong) Limited, subsidiaries of The Hongkong and Shanghai Banking Corporation Limited and has ceased to be a Director of both companies since 7 January 2005.

Mr Peter T S Wong is Group General Manager and Executive Director, Hong Kong and Mainland China of The Hongkong and Shanghai Banking Corporation Limited. Mr Wong is a Director of HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited. Mr Wong is also a Director of Ping An Bank Limited and Bank of Communications Co., Ltd., which conduct general banking business.

HSBC Holdings plc, through its subsidiaries and associated undertakings, including The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, is engaged in providing a comprehensive range of banking, insurance and related financial services.

The entities in which the Directors have declared interests are managed by separate Boards of Directors and management, which are accountable to their respective shareholders.

The Board of the Bank includes eight independent non-executive Directors whose views carry significant weight in the Board's decisions. The Audit Committee of the Bank, which consists of three independent non-executive Directors, meets regularly to assist the Board of Directors in reviewing the financial performance, internal control and compliance systems of the Bank and its subsidiaries. The Bank is, therefore, capable of carrying on its businesses independently of, and at arm's length from, the businesses in which Directors have declared interests.

DIRECTORS' EMOLUMENTS

The emoluments of the Directors of the Bank (including executive Directors and independent non-executive Directors) on a named basis are set out on page 118 of the Bank's accounts for the year ended 31 December 2005.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Bank pursuant to the SFO recorded that, as at 31 December 2005, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,057,371 (62.14%)

REPORT OF THE DIRECTORS (continued)

The Hongkong and Shanghai Banking Corporation Limited is a subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 31 December 2005, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

CAPITAL

Subordinated notes of HK$2,500 million with tenor of 10 years were issued and listed on the Stock Exchange in June 2005. During 2005, a subordinated loan of US$260 million was obtained from The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank. The notes were issued and the loan was obtained to balance, and facilitate more efficient use of, the Bank's capital. The net proceeds will be used for general funding purposes and to support business growth.

PURCHASE, SALE OR REDEMPTION OF THE BANK'S LISTED SECURITIES

Save for the issuance of subordinated notes in June 2005, during the year, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

PUBLIC FLOAT

As at the date of this report, the Bank has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Bank and within the knowledge of the Directors of the Bank.

SUPERVISORY POLICY MANUALS ON FINANCIAL DISCLOSURE BY AND CORPORATE GOVERNANCE OF LOCALLY INCORPORATED AUTHORISED INSTITUTIONS

The accounts of the Bank for the year ended 31 December 2005 fully comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority (HKMA) in November 2002. The Bank also follows the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the HKMA in September 2001. Details of the Bank's corporate governance practices are set out in the "Corporate Governance and Other Information" section under its 2005 Annual Report.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Michael Smith
Chairman
Hong Kong, 6 March 2006

2005 FINANCIAL STATEMENTS

CONTENTS

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2005
(Expressed in millions of Hong Kong dollars)

	note	2005	2004 restated*
Interest income	7(a)	19,029	12,782
Interest expense	7(b)	(7,961)	(2,777)
Net interest income		11,068	10,005
Fee income		3,394	3,841
Fee expense		(520)	(416)
Net fee income	7(c)	2,874	3,425
Net trading income	7(d)	579	1,113
Net income from financial instruments designated at fair value	7(e)	2	–
Dividend income	7(f)	60	89
Net earned insurance premiums	7(g)	7,865	4,420
Other operating income	7(h)	798	773
Total operating income		23,246	19,825
Net insurance claims incurred and movement in policyholder liabilities	7(i)	(7,014)	(3,772)
Net operating income before loan impairment (charges)/releases and other credit risk provisions		16,232	16,053
Loan impairment (charges)/releases and other credit risk provisions	7(j)	(618)	777
Net operating income		15,614	16,830
Employee compensation and benefits		(2,281)	(2,234)
General and administrative expenses		(1,976)	(1,734)
Depreciation of premises, plant and equipment		(280)	(256)
Amortisation of intangible assets		(9)	(8)
Total operating expenses	7(k)	(4,546)	(4,232)
Operating profit	39(a)	11,068	12,598
Profit on disposal of fixed assets and financial investments	8	477	442
Net surplus on property revaluation	9	1,313	146
Share of profits from associates	23	500	97
Profit before tax		13,358	13,283
Tax expenses	10	(1,795)	(1,711)
Profit for the year		11,563	11,572
Profit attributable to minority interests		(221)	(208)
Profit attributable to shareholders	11	11,342	11,364
Dividends	13(a)	9,942	9,942
(Figures in HK$)			
Earnings per share	12	5.93	5.94
Dividends per share	13(a)	5.20	5.20

* Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in note 4 "Changes in accounting policies".

The notes on pages 87 to 185 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December 2005
(Expressed in millions of Hong Kong dollars)

	note	2005	2004 restated*
Assets			
Cash and balances with banks and other financial institutions	16	**9,201**	7,248
Placings with and advances to banks and other financial institutions	17	**69,286**	75,079
Trading assets	18	**12,600**	4,232
Financial assets designated at fair value	19	**6,027**	–
Derivative financial instruments	40	**1,715**	1,684
Advances to customers	20	**260,680**	251,553
Financial investments	21	**189,904**	184,706
Investments in associates	23	**2,929**	2,299
Investment properties	24	**4,273**	3,383
Premises, plant and equipment	25	**6,750**	5,558
Interest in leasehold land held for own use under operating lease	26	**594**	609
Intangible assets	27	**1,636**	1,266
Other assets	28	**15,225**	9,330
		580,820	546,947
Liabilities			
Current, savings and other deposit accounts	29	430,995	447,460
Deposits from banks		12,043	11,934
Trading liabilities	30	**45,804**	5,840
Financial liabilities designated at fair value	31	**967**	–
Derivative financial instruments	40	**1,792**	1,273
Certificates of deposit and other debt securities in issue	32	**10,023**	16,055
Other liabilities	33	**14,138**	11,740
Liabilities to customers under investment contracts		**561**	540
Liabilities to customers under insurance contracts	34	**15,335**	8,656
Deferred tax and current tax liabilities	35	**1,921**	1,668
Subordinated liabilities	36	**3,511**	–
		537,090	505,166
Capital Resources			
Minority interests		**1,159**	852
Share capital	37	**9,559**	9,559
Retained profits	38	**26,052**	23,856
Other reserves	38	**3,327**	3,881
Proposed dividends	13	**3,633**	3,633
Shareholders' funds		**42,571**	40,929
		43,730	41,781
		580,820	546,947
(Figures in HK$)			
Net asset value per share		22.87	21.85

Michael Smith *Chairman*
Raymond C F Or *Vice-Chairman and Chief Executive*
Marvin K T Cheung *Director*

C C Li *Secretary*

* *Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in note 4 "Changes in accounting policies".*

The notes on pages 87 to 185 form part of these financial statements.

BALANCE SHEET

at 31 December 2005
(Expressed in millions of Hong Kong dollars)

	note	2005	2004 restated*
Assets			
Cash and balances with banks and other financial institutions	16	9,173	7,225
Placings with and advances to banks and other financial institutions	17	46,520	37,171
Trading assets	18	9,153	4,147
Financial assets designated at fair value	19	1,647	–
Derivative financial instruments		1,623	1,684
Advances to customers	20	215,110	198,790
Amounts due from subsidiaries		93,261	109,324
Financial investments	21	142,120	141,725
Investments in subsidiaries	22	2,104	2,004
Investments in associates	23	1,634	1,634
Investment properties	24	2,644	2,046
Premises, plant and equipment	25	4,798	4,013
Interest in leasehold land held for own use under operating lease	26	594	609
Intangible assets	27	71	17
Other assets	28	13,836	8,140
		544,288	518,529
Liabilities			
Current, savings and other deposit accounts	29	421,518	438,047
Deposits from banks		12,043	11,932
Trading liabilities	30	45,804	5,840
Financial liabilities designated at fair value	31	967	–
Derivative financial instruments		1,771	1,272
Certificates of deposit and other debt securities in issue	32	10,060	16,110
Amounts due to subsidiaries		1,433	1,136
Other liabilities	33	15,112	12,662
Deferred tax and current tax liabilities	35	1,303	1,232
Subordinated liabilities	36	3,511	–
		513,522	488,231
Capital Resources			
Share capital	37	9,559	9,559
Retained profits	38	15,562	14,660
Other reserves	38	2,012	2,446
Proposed dividends	13	3,633	3,633
Shareholders' funds		30,766	30,298
		544,288	518,529

Michael Smith *Chairman*
Raymond C F Or *Vice-Chairman and Chief Executive*
Marvin K T Cheung *Director*

C C Li *Secretary*

* Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in note 4 "Changes in accounting policies".

The notes on pages 87 to 185 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2005
(Expressed in millions of Hong Kong dollars)

	Attributable to shareholders						
	Share capital	Other reserves	Retained profits	Proposed dividends	Total	Minority interests	Total equity restated*
Balance at 1 January 2005							
– as above	9,559	3,881	23,856	3,633	40,929	852	41,781
– opening adjustment for the adoption of HKAS 39	–	532	533	–	1,065	(14)	1,051
– as restated	9,559	4,413	24,389	3,633	41,994	838	42,832
Property revaluation reserve, net of tax	–	765	107	–	872	–	872
– unrealised surplus on revaluation	–	863	–	–	863	–	863
– depreciation charge on revaluation	–	(58)	58	–	–	–	–
– realisation of revaluation surplus on disposal of premises	–	(40)	49	–	9	–	9
Available-for-sale investments, net of tax	–	(1,475)	–	–	(1,475)	–	(1,475)
– revaluation losses taken to equity	–	(988)	–	–	(988)	–	(988)
– transfer to income statement on disposal	–	(487)	–	–	(487)	–	(487)
Cash flow hedges, net of tax	–	(492)	–	–	(492)	–	(492)
– revaluation losses taken to equity	–	(492)	–	–	(492)	–	(492)
Exchange and other adjustments	–	52	(2)	–	50	–	50
Actuarial gains on defined benefit plans	–	–	158	–	158	–	158
Employees' options granted cost free by ultimate holding company	–	64	–	–	64	–	64
Increase in subsidiary's capital	–	–	–	–	–	100	100
Profit for the year	–	–	11,342	–	11,342	221	11,563
Dividends proposed during the year	–	–	(9,942)	9,942	–	–	–
Dividends approved and declared during the year	–	–	–	(9,942)	(9,942)	–	(9,942)
Balance at 31 December 2005	9,559	3,327	26,052	3,633	42,571	1,159	43,730

* Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in note 4 "Changes in accounting policies".

The notes on pages 87 to 185 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2004
(Expressed in millions of Hong Kong dollars)

	Attributable to shareholders						
	Share capital	Other reserves	Retained profits	Proposed dividends	Total	Minority interests	Total equity restated*
Balance at 1 January 2004							
– as previously reported	9,559	6,921	19,720	3,441	39,641	644	40,285
– arising on change in accounting policies	–	(3,679)	2,255	–	(1,424)	–	(1,424)
– as restated	9,559	3,242	21,975	3,441	38,217	644	38,861
Property revaluation reserve, net of tax	–	664	711	–	1,375	–	1,375
– unrealised surplus on revaluation	–	712	637	–	1,349	–	1,349
– depreciation charge on revaluation	–	(46)	46	–	–	–	–
– realisation of revaluation surplus on disposal of premises	–	(2)	28	–	26	–	26
Long-term equity investment revaluation reserve, net of tax	–	(74)	–	–	(74)	–	(74)
– revaluation gains taken to equity	–	332	–	–	332	–	332
– transfer to income statement on disposal	–	(406)	–	–	(406)	–	(406)
Exchange and other adjustments	–	3	6	–	9	–	9
Actuarial loss on defined benefit plans	–	–	(258)	–	(258)	–	(258)
Employees' options granted cost free by ultimate holding company	–	46	–	–	46	–	46
Profit for the year	–	–	11,364	–	11,364	208	11,572
Dividends proposed during the year	–	–	(9,942)	9,942	–	–	–
Dividends approved and declared during the year	–	–	–	(9,750)	(9,750)	–	(9,750)
Balance at 31 December 2004	9,559	3,881	23,856	3,633	40,929	852	41,781

* Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in note 4 "Changes in accounting policies".

The notes on pages 87 to 185 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2005
(Expressed in millions of Hong Kong dollars)

	note	2005	2004 restated*
Net cash inflow from operating activities	39(a)	26,840	17,623
Cash flows from investing activities			
Purchase of an interest in an associate		–	(1,634)
Dividends received from associates		75	21
Purchase of available-for-sale investments		(48,780)	–
Purchase of held-to-maturity debt securities		(190)	(61,039)
Proceeds from sale or redemption of available-for-sale investments		21,888	–
Proceeds from sale or redemption of held-to-maturity debt securities		33	39,337
Purchase of fixed assets		(167)	(139)
Proceeds from sale of fixed assets		186	181
Interest received from available-for-sale investments		4,495	3,258
Dividends received from available-for-sale investments		58	131
Net cash outflow from investing activities		(22,402)	(19,884)
Cash flows from financing activities			
Dividends paid		(9,942)	(9,750)
Interest paid for subordinated liabilities		(58)	–
Proceeds from subordinated liabilities, including financial liabilities designated at fair value		4,478	–
Net cash outflow from financing activities		(5,522)	(9,750)
Decrease in cash and cash equivalents		(1,084)	(12,011)
Cash and cash equivalents at 1 January		67,051	77,575
Effect of foreign exchange rate changes		(454)	1,487
Cash and cash equivalents at 31 December	39(b)	65,513	67,051

* Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in note 4 "Changes in accounting policies".

The notes on pages 87 to 185 form part of these financial statements.

1. BASIS OF PREPARATION

(a) The consolidated financial statements comprise the statements of Hang Seng Bank Limited ("the Bank") and all its subsidiaries made up to 31 December. The consolidated financial statements include the attributable share of the results and reserves of associates, based on accounts made up to dates not earlier than three months prior to 31 December. All significant intra-group transactions have been eliminated on consolidation. The Bank and its subsidiaries and associates are collectively referred as "the Group".

(b) These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which is a collective term that includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs), and interpretations (Ints) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual and the supplement guidance issued by the Hong Kong Monetary Authority. In addition, these financial statements comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out in note 3.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption of accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods is provided in note 4.

(c) The measurement basis used in the preparation of the financial statements is historical cost except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, designated at fair value and available-for-sale (see note 3(g));
- investment property (see note 3(p));
- other leasehold land and buildings, for which the fair values cannot be allocated reliably between the land and buildings elements at the inception of the lease and the entire lease is therefore classified as a finance lease (see note 3(q)); and
- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold interest in the land at the inception of the lease (see note 3(q)).

(d) The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to goodwill impairment, loan impairment, valuation of financial instruments, and estimated employee retirement benefit costs of defined benefit schemes. The Group believes that the assumptions that have been made are appropriate and that the financial statements therefore present the financial position and results fairly, in all material respects.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in next year are discussed in note 5.

(e) Following the adoption of a number of new and revised HKFRSs effective 1 January 2005, comparative figures have been restated to conform with the new accounting policies except for those apply to financial instruments under HKAS 39 "Financial instruments: recognition and measurement". The Group has also taken the advantage of certain exemptions on disclosure requirements in respect of HKFRS 4 "Insurance contracts". In addition, certain comparative figures have also been reclassified to conform with the current year's presentation.

2. NATURE OF BUSINESS

The Group is engaged primarily in the provision of banking and related financial services.

3. PRINCIPAL ACCOUNTING POLICIES

(a) Interest income and expense

Interest income and expense for all interest-bearing financial instruments except those classified as held-for-trading or designated at fair value are recognised in "Interest income" and "Interest expense" respectively in the income statement using the effective interest rates of the financial assets or financial liabilities to which they relate.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

For impaired loans, the accrual of interest income based on the original terms of the loan is discounted to arrive at the net present value of impaired loans. Subsequent increase of such net present value of impaired loans due to the passage of time is recognised as interest income.

(b) Non interest income

(i) Fee income

The Group earns fee income from a diverse range of services it provides to its customers. Fee income is accounted for as follows:

- if the income is earned on the execution of a significant act, it is recognised as revenue when the significant act has been completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);
- if the income is earned as services are provided, it is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and
- if the income is an integral part of the effective interest rate of a financial instrument, it is recognised as an adjustment to the effective interest rate (for example, loan commitment fees) and reported in "Interest income" (See note 3(a)).

(ii) Rental income from operating lease

Rental income received under an operating lease is recognised as other operating income in equal instalments over the accounting periods covered by the lease term. Lease incentives granted are recognised in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

(iii) Dividend income

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

(iv) Net trading income

Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends. Income and gains or losses generated from hedging activities that do not qualify for hedge accounting under HKAS 39, are also reported as "Net trading income".

(v) Net income from financial instruments designated at fair value

Net income from financial instruments designated at fair value comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value, together with interest income, expense and dividends arising on those financial instruments.

(c) Segment reporting

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(d) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months' maturity from the date of acquisition, and include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, and certificates of deposit.

(e) Loans and advances to banks and customers

Loans and advances to banks and customers include loans and advances originated or acquired by the Group, which are not intended to be sold in the short term and have not been classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to borrowers. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less impairment allowances.

(f) Loan impairment

The Group will recognise losses for impaired loans promptly where there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment allowances are assessed either individually for individually significant loans or collectively for loan portfolios with similar credit risk characteristics.

(i) Individually assessed loans

Impairment allowances are made on individually significant loans when there is objective evidence of impairment as a result of one or more of the following loss events that will impact the estimated future cash flows of the loan.

- adverse changes in the payment status of borrower;
- significant financial difficulty of the obligor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the Group would not otherwise consider;
- it becoming probable that the borrower will enter bankruptcy or other financial reorganisation; and
- observable data indicating that there is a measurable decrease in the estimated future cash flows of the borrower's business operation.

In determining such impairment losses on individually assessed loans, the following factors are considered:

- the Group's aggregate exposure to the borrower;
- the viability of the borrower's business model and capability to generate cash flow to service their debt obligations;
- the amount and timing of expected receipts and recoveries;
- the likely dividend available on liquidation or bankruptcy;
- the extent of other creditors' commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the borrower;
- the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;
- the realisable value of security (or other credit mitigants) and likelihood of successful repossession;
- the likely deduction of any costs involved in recovery of amounts outstanding;
- the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and
- where available, the secondary market price for the debt.

Impairment allowances of an individually assessed loan are measured as the difference between the carrying value and the present value of estimated future cash flows discounted at the original effective interest rate of the individual loan.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Loan impairment (continued)

(ii) Collectively assessed loans

Impairment allowances are calculated on a collective basis for the following:

- in respect of losses which have been incurred but have not yet been identified as loans subject to individual assessment for impairment (see section (i)); and
- for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Where loans have been individually assessed and no evidence of loss has been identified individually, these loans are grouped together on the basis of similar credit risk characteristics for the purpose of calculating a collective impairment allowance. This allowance covers loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. The collective impairment allowance is determined after taking into account:

- historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);
- the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of an allowance against the loss on an individual loan; and
- management's judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

Homogeneous groups of loans

Portfolios of small homogeneous loans are collectively assessed using roll rate or historical loss rate methodologies.

(iii) Loan write-offs

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and, for collateralised loans, when the proceeds from the realisation of security have been received.

(iv) Reversals of impairment

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent it is now excessive by reducing the loan impairment allowance account. The amount of any reversal is recognised in the income statement.

(v) Repossessed assets

Non-financial assets acquired in exchange for loans in order to achieve an orderly realisation are recorded as assets held for sale and reported in "Non-current assets held for sale". The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying amount of the loan, net of impairment allowance amounts, at the date of exchange. No depreciation is provided in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recorded as an impairment loss and included in the income statement. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative impairment loss, is recognised in the income statement.

(g) Financial instruments

Other than loans and advances to banks and customers, the Group classifies its financial instruments into the following categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred. Purchase and sale of these financial instruments are recognised using trade date accounting.

(i) Trading assets and trading liabilities

Financial instruments and short positions thereof which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, are classified as held-for-trading. Trading assets and liabilities are recognised initially at fair value with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these assets and liabilities, together with related interest income and expense and dividends, are recognised in the income statement within "Net trading income" as they arise. Upon disposal or repurchase, the difference between the net sale proceeds or the net payment and the carrying value is included in the income statement.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Financial instruments (continued)

(ii) Financial instruments designated at fair value

A financial instrument is classified in this category if it meets any one of the criteria set out below, and is so designated by management. The Group may designate financial instruments at fair value where the designation:

- eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or
- applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to key management personnel; or
- relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. This designation, once made, is irrevocable in respect of the financial instruments to which it is made.

Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with the related interest income and expense and dividends, within "Net income from financial instruments designated at fair value".

Gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with financial assets or financial liabilities designated at fair value are also included in "Net income from financial instruments designated at fair value".

(iii) Available-for-sale financial assets and held-to-maturity investments

Financial instruments intended to be held on a continuing basis are classified as available-for-sale, unless they are designated at fair value (see note 3(g)(ii)) or classified as held-to-maturity.

Available-for-sale financial assets are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value. Changes in fair value are recognised in equity until the securities are either sold or impaired. On the sale of available-for-sale securities, cumulative gains or losses previously recognised in equity are recognised through the income statement within "Profit and loss on disposal of fixed assets and financial investments".

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment allowances.

(h) Derivative financial instruments and hedge accounting

Derivative financial instruments ("derivatives") are initially recognised at fair value and carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with changes in the fair value recognised in the income statement.

Derivative assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set-off exists, and the cash flows are intended to be settled on a net basis.

The method of recognising the resulting fair value gains or losses depends on whether the derivative is held for trading, or is designated as a hedging instrument, and if so, the nature of the risk being hedged. The Group designates certain derivatives as either (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments ("fair value hedge"); (ii) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ("cash flow hedges"). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value or cash flow hedges provided certain criteria are met.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(h) Derivative financial instruments and hedge accounting (continued)

(i) Hedge accounting

It is the Group's policy to document, at the inception of a hedging relationship, the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. Such policies also require documentation of the assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks.

(ii) Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedging instruments are recorded in the income statement within "Net trading income", together with changes in the fair value of the asset or liability or group thereof that are attributable to the hedged risk.

If the hedging relationship no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the residual period to maturity.

(iii) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognised in equity. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement within "Net trading income".

For cash flow hedges of a recognised asset or liability, the associated cumulative gain or loss is recycled from equity and recognised in the income statement in the same periods during which the hedged cash flow affect profit and loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iv) Hedge effectiveness testing

In order to qualify for hedge accounting, the Group carries out prospective effectiveness testing to demonstrate that it expects the hedge to be highly effective at the inception of the hedge and throughout its life. Actual effectiveness (retrospective effectiveness) is also demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For fair value hedge relationships, the Group utilises the cumulative dollar offset method as effectiveness testing methodology. For cash flow hedge relationships, the Group utilises the change in variable cash flow method or capacity test or the cumulative dollar offset method using the hypothetical derivative approach.

For prospective effectiveness, the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the change in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

(v) Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair value of any derivatives that do not qualify for hedge accounting are recognised immediately in the income statement and reported in "Net trading income", except where derivative contracts are used with financial instruments designated at fair value, in which case gains and losses are reported in "Net income from financial instruments designated at fair value".

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(i) Sale and repurchase agreements

Where securities are sold subject to commitment to repurchase them at a pre-determined price, they remain on the balance sheet and a liability is recorded in respect of the consideration received in "Deposit from banks" where the counterparty is a bank, or in "Current, savings and other deposit accounts" where the counterparty is a non-bank. Conversely, securities purchased under analogous commitments to resell are not recognised on the balance sheet and the consideration paid is recorded in "Placings with and advances to banks and other financial institutions" where the counterparty is a bank, or in "Advances to customers" where the counterparty is a non-bank.

(j) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(k) Derecognition of financial assets and liabilities

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or where the Group has transferred its contractual rights to receive the cash flows of the financial assets and has transferred substantially all the risks and rewards of ownership; or where control is not retained. Financial liabilities are derecognised when they are extinguished, i.e. when the obligation is discharged or cancelled or expires.

(l) Determination of fair value

The fair value of financial instruments is based on their quoted market prices at the balance sheet date, or date close to balance sheet date, without any deduction for estimated future selling costs. Financial assets are priced at current bid prices, while financial liabilities are priced at current asking prices unless the position is immaterial. In such case, mid rate will be applied for both long and short positions.

If a quoted market price is not available on a recognised stock exchange or from a broker/dealer for non-exchange-traded financial instruments, the fair value of the instrument is estimated using valuation techniques, including use of recent arm's-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow techniques, option pricing models or any other valuation technique that provides a reliable estimate of prices obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates, and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date. Fair values for unquoted equity investments are estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuer.

Investments in other unlisted open-ended investment funds are recorded at the net asset value per share as reported by the managers of such funds.

(m) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Bank has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

In the Bank's balance sheet, an investment in subsidiary is stated at cost less impairment allowances.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(n) Associates

An associate is an entity over which the Group or the Bank has the ability to significantly influence, but not control over its management, including participation in the financial and operating policy decision.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post tax results of the associate for the year, together with any impairment loss on goodwill relating to the investment in associate recognised for the year.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate. Unrealised losses are also eliminated to the extent of the Group's interest in the associate unless the transaction provides evidence of an impairment of the asset transferred.

In the Bank's balance sheet, investment in associate is stated at cost less impairment allowances.

(o) Goodwill and intangible assets

(i) Goodwill arises on business combinations, including the acquisition of subsidiaries or associates when the cost of acquisition exceeds the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill on acquisitions of associates is included in "Investment in associates". Goodwill is stated at cost less any accumulated impairment losses, which are charged to the income statement. Goodwill is allocated to cash-generating units and is tested for impairment annually by comparing the present value of the expected future cash flows from a business with the carrying value of its net assets, including attributable goodwill.

Any excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an acquired business over the cost to acquire is recognised immediately in the income statement.

At the date of disposal of a business, attributable goodwill is included in the Group's share of net assets in the calculation of the gain or loss on disposal.

(ii) Intangible assets include the value of in-force long-term assurance business, acquired software licences and capitalised development costs of computer software programmes. The value of in-force long-term assurance business is stated at a valuation determined annually in consultation with independent actuaries using the methodology as described in note 3(z). Computer software acquired is stated at cost less amortisation and impairment allowances. Amortisation of computer software is charged to the income statement over its useful life. Costs incurred in the development phase of a project to produce application software for internal use are capitalised and amortised over the software's estimated useful life, usually five years. A periodic review is performed on intangible assets to confirm that there has been no impairment.

(p) Investment property

Investment properties are land and/or buildings which are owned and/or held under a leasehold interest to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognised in the income statement.

(q) Premises, plant and equipment

(i) The following properties held for own use are stated in the balance sheet at their revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated depreciation:

- land held under operating leases and buildings thereon, where the fair value of the leasehold interest in the land and buildings cannot be measured separately at the inception of the lease and the building is not clearly held under an operating lease; and
- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold interest in the land at the inception of the lease.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(q) Premises, plant and equipment (continued)

Revaluations are performed by professionally qualified valuers with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date.

Surpluses arising on revaluation, are credited firstly to the income statement to the extent of any deficits arising on revaluation previously charged to the income statement in respect of the same property, and are thereafter taken to "Premises revaluation reserve". Deficits arising on revaluation, are firstly set off against any previous revaluation surpluses included in the "Premises revaluation reserve" in respect of the same property, and are thereafter to the income statement.

Depreciation is calculated to write off the valuation of the property over their estimated useful lives as follows:

- freehold land is not depreciated;
- leasehold land is depreciated over the unexpired terms of the leases; and
- buildings and improvements thereto are depreciated at the greater of 2 per cent per annum on the straight-line basis or over the unexpired terms of the leases.

On revaluation of the property, depreciation accumulated during the year will be eliminated. Depreciation charged on revaluation surplus of the properties is transferred from "Premises revaluation reserve" to "Retained profits".

On disposal of the property, the profit and loss is calculated as the difference between the net sales proceeds and the net carrying amount and recognised in the income statement. Surpluses relating to the property disposed of included in the "Premises revaluation reserve" are transferred as movements in reserves to "Retained profits".

(ii) Furniture, plant and other equipment, is stated at cost less depreciation calculated on the straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 and 10 years. On disposal, the profit and loss is calculated as the difference between the net sales proceeds and the net carrying amount.

Premises, plant and equipment are subject to review for impairment if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

(r) Interest in leasehold land held for own use under operating lease

Leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in land at the time the lease was first entered into by the Group. The interest in leasehold land is stated at cost in the balance sheet and is amortised to the income statement on a straight-line basis over the remaining lease term.

(s) Finance and operating leases

Leases which transfer substantially all the risks and rewards of ownership to the lessees are classified as finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the lessees are classified as operating leases, with the exceptions of land and building held under a leasehold interest as set out in notes 3(p) & 3(q).

(i) Finance leases

Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as loans and advances to customers. Hire purchase contracts having the characteristics of a finance lease are accounted for in the same manner as finance leases. Impairment allowances are accounted for in accordance with the accounting policies set out in note 3(f).

Where the Group acquires the use of assets under finance leases, the amount representing the fair value of the leased asset, or, if lower, the present value of the minimum payments of such assets is included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 3(q). Impairment allowances are accounted for in accordance with the accounting policy as set out in note 3(t). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are written off as an expense of the accounting period in which they are incurred.

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(s) Finance and operating leases (continued)

(ii) Operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable. Rental revenue arising from operating lease is recognised in accordance with the Group's revenue recognition policies as set out in note 3(b)(ii).

(t) Impairment of assets

The carrying amount of the Group's assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, the carrying amount is reduced to the estimated recoverable amount by means of a charge to the income statement.

The accounting policies on impairment losses on loans and receivables and goodwill are set out in notes 3(f) and 3(o) respectively.

(i) Held-to-maturity investments

For held-to-maturity investments, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets) on an individual basis.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. The reversal of impairment is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

(ii) Available-for-sale financial assets

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in the income statement. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Impairment losses recognised in the income statement in respect of available-for-sale equity securities are not reversed through the income statement. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the income statement.

(iii) Other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- premises and equipment (other than properties carried at revalued amounts);
- pre-paid interests in leasehold land classified as "Interest in leasehold land held for own use under operating lease";
- investments in subsidiaries and associates; and
- intangible assets.

If any such indication exists, the asset's recoverable amount is estimated.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(t) Impairment of assets (continued)

(iii) Other assets (continued)

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognised in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(u) Income tax

- Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.
- Current tax is the expected tax payable on the taxable profits for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
- Deferred tax assets and liabilities arise from deductible and taxable differences between the carrying amounts of assets and liabilities for financial reporting purpose and their tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.
- Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.
- Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.
- Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities. The principle of offsetting usually applies to income tax levied by the same tax authority on same taxable entity.

(v) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by the employees. Provision is made in respect of paid leave entitlement accumulated during the year, which can be carried forward into future periods for compensated absence or payment in lieu if the employee leaves employment.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(v) Employee benefits (continued)

(ii) The Group provides retirement benefits for staff members and operates defined benefit and defined contribution schemes and participates in mandatory provident fund schemes in accordance with the relevant laws and regulations.

The retirement benefit costs of defined benefit schemes charged to the income statement are determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised. Any actuarial gains and losses are fully recognised in the statement of changes in equity.

The Group's net obligation in respect of defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligation. The calculation is performed by a qualified actuary using the Projected Unit Credit Method.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the present value of any future refunds from the scheme or reductions in future contributions to the scheme less past service cost.

The retirement benefit costs of defined contribution schemes and mandatory provident fund schemes are the contributions made in accordance with the relative scheme rules and are charged to the income statement of the year.

(w) Equity compensation plans

Where shares are awarded to an employee of the Group as bonuses with a vesting period, the cost of shares awarded is amortised over the vesting period from the date the shares are awarded. Shares purchased for such purpose are classified as available-for-sale securities and reported under "Financial investments".

For share options, the compensation expense is spread over the vesting period from the date they are granted. The compensation expense is determined by reference to the fair value of the options on grant date, and the impact of any non-market vesting conditions such as option lapses. Where the Group is not charged by HSBC Holdings plc for the share options issued by HSBC Holdings plc to employees of the Group, the corresponding amount is credited to "Other reserves".

The Group has taken advantage of the transitional provision in HKFRS 2 "Share-based payment" and applied the treatment described above to shares and options granted after 7 November 2002 which had not been vested at 1 January 2005.

(x) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences arising from the re-translation of opening foreign currency net investments and the related cost of hedging, if any, and exchange differences arising from re-translation of the result for the year from the average rate to the exchange rate ruling at the year-end, are accounted for in a separate foreign exchange reserve in equity. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of separate subsidiary financial statements. In the consolidated financial statements, these exchange differences are recognised in the foreign exchange reserve.

(y) Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation as a result of past events and a reliable estimate can be made as to the amount of the obligation.

3. Principal accounting policies (continued)

(z) Insurance contracts

Through its insurance subsidiaries, the Group issues contracts to customers that contain insurance risk, financial risk or a combination thereof. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant.

A contract issued by the Group that transfers financial risk, without significant insurance risk, is classified as an investment contract, and is accounted for as a financial instrument. The financial assets held by the Group for the purpose of meeting liabilities under insurance and investment contracts are classified and accounted for based on their classification as set out in notes 3(d) to 3(h).

Insurance contracts are accounted for as follows:

Net earned insurance premium

Gross insurance premiums for general insurance business are accounted for in the period in which the amount is determined, which is generally the period in which the risk commences. The proportion of premiums written in the accounting year relating to the period of risk after the balance sheet date is carried forward as a provision for unearned premium and is calculated on a daily pro rata basis.

Premiums for life assurance are accounted for when receivable, except in unit-linked business where premiums are accounted for when liabilities are established.

Reinsurance premiums, netted by the reinsurers' share of provision for unearned premiums, are accounted for in the same accounting year as the premiums for the direct insurance to which they relate.

Claims and reinsurance recoveries

Gross insurance claims for general insurance business include paid claims and movements in outstanding claims reserves. Full provision for outstanding claims is made for the estimated cost of all claims notified but not settled at the balance sheet date, and claims incurred but not reported by that date. Provision is also made for the estimated cost of servicing claims notified but not settled at the balance sheet date, reduced by estimates of salvage and subrogation recoveries, and to meet expenses on claims incurred but not reported. Reinsurance recoveries are assessed in a manner similar to the assessment of provision for outstanding claims.

Gross insurance claims for life assurance reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration. The technical reserves for non-linked liabilities (long-term business provision) are calculated based on actuarial principles. The technical reserves for linked liabilities are at least the element of any surrender or transfer value which is calculated by reference to the relevant fund or funds or index.

Reinsurance recoveries are accounted for in the same period as the related claim.

Value of long-term assurance business

A value is placed on insurance contracts that are classified as long-term assurance business, and are in force at the balance sheet date.

The value of the in-force long-term assurance business is determined by discounting future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions. Movements in the value of in-force long-term assurance business are included in other operating income on a gross of tax basis. The value of in-force long-term assurance business is reported under "Intangible assets" in the balance sheet.

(aa) Investment contracts

Customer liabilities under unit-linked investment contracts and the linked financial assets are measured at fair value, and the movements in fair value are recognised in the income statement in "Net income from financial instruments designated at fair value".

Premiums receivable and amounts withdrawn are accounted for as increases or decreases in the liability recorded in respect of investment contracts.

Investment management fee receivables are recognised in the income statement over the period of the provision of the investment management services.

The incremental costs directly related to the acquisition of new investment contracts or renewing existing investment contracts are capitalised and amortised over the period the investment management services are provided.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(ab) Debt securities in issue and subordinated liabilities

Debt securities in issue and subordinated liabilities are measured at amortised cost using the effective interest rate method, and are reported under "Debt securities in issue" or "Subordinated liabilities", except for those issued for trading or designated at fair value, which are carried at fair value and reported under the "Trading liabilities" and "Financial liabilities designated at fair value" in the balance sheet.

(ac) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities which are under the significant influence of related parties of the Group and post employment benefit scheme. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank and its holding companies, directly or indirectly, including any directors (whether executive or otherwise) and Executive Committee members of the Bank and its holding companies.

4. CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and/or the Bank after the adoption of these new and revised HKFRSs are set out in note 3. The following summaries the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has adopted the "Amendment to HKAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option" with effect from 1 January 2005, ahead of its effective date.

The Group has also adopted the "Amendment to HKAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures" with effect from 1 January 2005, ahead of its effective date.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(a) Restatement of prior year and opening balances

The tables below disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in:

(i) the Group's consolidated income statement for the year ended 31 December 2004

(ii) the Group's consolidated balance sheet at 31 December 2004 and restatement of opening balances at 1 January 2005

(iii) the Bank's balance sheet at 31 December 2004 and restatement of opening balances at 1 January 2005

The Group's consolidated income statement for the year ended 31 December 2004

		Effect of changes in accounting policies for 2004					
Figures in HK$m	As reported	HKFRS 2	HKAS 17	HKAS 38	Others*	Change in presentation HKAS 27/ HKAS 30	Restated
Interest income	12,471	–	–	–	5	306	12,782
Interest expense	(2,781)	–	–	–	–	4	(2,777)
Net interest income	9,690	–	–	–	5	310	10,005
Fee income	3,749	–	–	–	(19)	111	3,841
Fee expense	(409)	–	–	–	(1)	(6)	(416)
Net fee income	3,340	–	–	–	(20)	105	3,425
Dealing profits	1,025	–	–	–	–	(1,025)	–
Net trading income	–	–	–	–	(16)	1,129	1,113
Insurance underwriting profits	1,310	–	–	–	–	(1,310)	–
Dividend income	96	–	–	–	(22)	15	89
Net earned insurance premiums	–	–	–	–	(52)	4,472	4,420
Other operating income	592	–	–	–	37	144	773
Total operating income	16,053	–	–	–	(68)	3,840	19,825
Net insurance claims incurred & movement in policyholder liabilities	–	–	–	–	68	(3,840)	(3,772)
Net operating income before loan impairment (charges)/releases and other credit risk provisions	16,053	–	–	–	–	–	16,053
Loan impairment (charges)/releases and other credit risk provisions	814	–	–	–	(37)	–	777
Net operating income	16,867	–	–	–	(37)	–	16,830
Employee compensation and benefits	(2,187)	(47)	–	–	–	–	(2,234)
General and administrative expenses	–	–	(15)	–	–	(1,719)	(1,734)
Depreciation of premises, plant and equipment	(317)	–	53	8	–	–	(256)
Amortisation of intangible assets	–	–	–	(8)	–	–	(8)
Operating expenses	(1,719)	–	–	–	–	1,719	–
Total operating expenses	(4,223)	(47)	38	–	–	–	(4,232)
Operating profit	12,644	(47)	38	–	(37)	–	12,598
Profit on disposal of fixed assets and financial investment	432	–	–	–	10	–	442
Net surplus on property revaluation	148	–	(2)	–	–	–	146
Share of profits from associates	143	–	–	–	9	(55)	97
Profit before tax	13,367	(47)	36	–	(18)	(55)	13,283
Tax expenses	(1,764)	–	(5)	–	3	55	(1,711)
Profit for the year	11,603	(47)	31	–	(15)	–	11,572
Profit attributable to minority interests	(208)	–	–	–	–	–	(208)
Profit attributable to shareholders	11,395	(47)	31	–	(15)	–	11,364

* Others includes HKFRS 3, HKFRS 4, HKFRS 5, HKAS 19 and others.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(a) Restatement of prior year and opening balances (continued)

The Group's consolidated balance sheet at 31 December 2004 and restatement of opening balances at 1 January 2005

Figures in HK$m	As reported	Effect of changes in accounting policies for the balances at 31 December 2004: HKFRS 2	HKAS 17	HKAS 38	HKAS 40/ HK(SIC)-Int21	Others*	Change in presentation HKAS 27/ HKAS 30	Restated	HKAS 39	Opening balance at 1 January 2005
Assets										
Cash and short-term funds	68,198	–	–	–	–	–	(68,198)	–	–	–
Cash and balances with banks and other financial institutions	–	–	–	–	–	–	7,248	7,248	–	7,248
Placings with banks maturing after one month	16,231	–	–	–	–	–	(16,231)	–	–	–
Placings with and advances to banks and other financial institutions	–	–	–	–	–	–	75,079	75,079	–	75,079
Certificates of deposit	33,590	–	–	–	–	–	(33,590)	–	–	–
Securities held for dealing purposes	1,866	–	–	–	–	–	(1,866)	–	–	–
Trading assets	–	–	–	–	–	–	4,232	4,232	12,505	16,737
Financial assets designated at fair value	–	–	–	–	–	–	–	–	4,292	4,292
Derivative financial instruments	–	–	–	–	–	–	1,684	1,684	94	1,778
Advances to customers	251,873	–	–	–	–	(320)	–	251,553	293	251,846
Amounts due from immediate holding company and fellow subsidiaries	4,598	–	–	–	–	–	(4,598)	–	–	–
Long-term investments	138,025	–	–	–	–	–	(138,025)	–	–	–
Financial investments	–	–	–	–	–	(36)	184,742	184,706	(15,791)	168,915
Investments in associates	2,397	–	–	–	(107)	9	–	2,299	–	2,299
Tangible fixed assets	11,469	–	–	–	–	–	(11,469)	–	–	–
Investment properties	–	–	–	–	–	–	3,383	3,383	–	3,383
Premises, plant and equipment	–	–	(2,511)	(17)	–	–	8,086	5,558	–	5,558
Interest in leasehold land held for own use under operating lease	–	–	609	–	–	–	–	609	–	609
Intangible assets	–	–	–	17	–	–	1,249	1,266	–	1,266
Other assets	20,378	–	–	–	–	174	(11,222)	9,330	(256)	9,074
	548,625	–	(1,902)	–	(107)	(173)	504	546,947	1,137	548,084

4. CHANGES IN ACCOUNTING POLICIES (continued)

(a) Restatement of prior year and opening balances (continued)

The Group's consolidated balance sheet at 31 December 2004 and restatement of opening balances at 1 January 2005 (continued)

Figures in HK$m	As reported	Effect of changes in accounting policies for the balances at 31 December 2004: HKFRS 2	HKAS 17	HKAS 38	HKAS 40/ HK(SIC)–Int21	Others*	Change in presentation HKAS 27/ HKAS 30	Restated	HKAS 39	Opening balance at 1 January 2005
Liabilities										
Current, savings and other deposit accounts	463,416	–	–	–	–	–	(15,956)	447,460	(7,276)	440,184
Deposits from banks	8,631	–	–	–	–	–	3,303	11,934	–	11,934
Trading liabilities	–	–	–	–	–	–	5,840	5,840	10,701	16,541
Derivative financial instruments	–	–	–	–	–	–	1,273	1,273	977	2,250
Certificates of deposit and other debt securities in issue	–	–	–	–	–	–	16,055	16,055	(3,443)	12,612
Amounts due to immediate holding company and fellow subsidiaries	3,928	–	–	–	–	–	(3,928)	–	–	–
Other liabilities	28,613	–	–	–	–	(9,235)	(7,638)	11,740	(1,075)	10,665
Liabilities to customers under investment contracts	–	–	–	–	–	540	–	540	–	540
Liabilities to customers under insurance contracts	–	–	–	–	–	8,656	–	8,656	–	8,656
Deferred tax and current tax liabilities	–	–	(333)	–	467	(21)	1,555	1,668	202	1,870
	504,588	–	(333)	–	467	(60)	504	505,166	86	505,252
Capital resources										
Minority interests	852	–	–	–	–	–	–	852	(14)	838
Share capital	9,559	–	–	–	–	–	–	9,559	–	9,559
Retained profits	21,395	(66)	(66)	–	2,709	(116)	–	23,856	533	24,389
Other reserves	8,598	66	(1,503)	–	(3,283)	3	–	3,881	532	4,413
Proposed dividends	3,633	–	–	–	–	–	–	3,633	–	3,633
Shareholders' funds	43,185	–	(1,569)	–	(574)	(113)	–	40,929	1,065	41,994
	44,037	–	(1,569)	–	(574)	(113)	–	41,781	1,051	42,832
	548,625	–	(1,902)	–	(107)	(173)	504	546,947	1,137	548,084

* Others includes HKFRS 3, HKFRS 4, HKFRS 5, HKAS 19 and others.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(a) Restatement of prior year and opening balances (continued)

The Bank's balance sheet at 31 December 2004 and restatement of opening balances at 1 January 2005

Figures in HK$m	As reported	Effect of changes in accounting policies for the balances at 31 December 2004						Restated	HKAS 39	Opening balance at 1 January 2005
		HKFRS 2	HKAS 17	HKAS 38	HKAS 40/ HK(SIC)-Int21	Others*	Change in presentation HKAS 30			
Assets										
Cash and short-term funds	41,548	–	–	–	–	–	(41,548)	–	–	–
Cash and balances with banks and other financial institutions	–	–	–	–	–	–	7,225	7,225	–	7,225
Placings with banks maturing after one month	7,321	–	–	–	–	–	(7,321)	–	–	–
Placings with and advances to banks and other financial institutions	–	–	–	–	–	–	37,171	37,171	–	37,171
Certificates of deposit	29,957	–	–	–	–	–	(29,957)	–	–	–
Securities held for dealing purposes	1,800	–	–	–	–	–	(1,800)	–	–	–
Trading assets	–	–	–	–	–	–	4,147	4,147	8,088	12,235
Financial assets designated at fair value	–	–	–	–	–	–	–	–	2,593	2,593
Derivative financial instruments	–	–	–	–	–	–	1,684	1,684	36	1,720
Advances to customers	198,917	–	–	–	–	(127)	–	198,790	236	199,026
Amounts due from immediate holding company and fellow subsidiaries	2,749	–	–	–	–	–	(2,749)	–	–	–
Amounts due from subsidiaries	109,324	–	–	–	–	–	–	109,324	–	109,324
Long-term investments	107,114	–	–	–	–	–	(107,114)	–	–	–
Financial investments	–	–	–	–	–	–	141,725	141,725	(9,694)	132,031
Investments in subsidiaries	2,004	–	–	–	–	–	–	2,004	–	2,004
Investments in associates	1,634	–	–	–	–	–	–	1,634	–	1,634
Tangible fixed assets	8,587	–	–	–	–	–	(8,587)	–	–	–
Investment properties	–	–	–	–	–	–	2,046	2,046	–	2,046
Premises, plant and equipment	–	–	(2,511)	(17)	–	–	6,541	4,013	–	4,013
Interest in leasehold land held for own use under operating lease	–	–	609	–	–	–	–	609	–	609
Intangible assets	–	–	–	17	–	–	–	17	–	17
Other assets	9,575	–	–	–	–	28	(1,463)	8,140	(213)	7,927
	520,530	–	(1,902)	–	–	(99)	–	518,529	1,046	519,575

4. CHANGES IN ACCOUNTING POLICIES (continued)

(a) Restatement of prior year and opening balances (continued)

The Bank's balance sheet at 31 December 2004 and restatement of opening balances at 1 January 2005 (continued)

		Effect of changes in accounting policies for the balances at 31 December 2004								
Figures in HK$m	As reported	HKFRS 2	HKAS 17	HKAS 38	HKAS 40/ HK(SIC)-Int21	Others*	Change in presentation HKAS 30	Restated	HKAS 39	Opening balance at 1 January 2005
Liabilities										
Current, savings and other deposit accounts	453,992	–	–	–	–	–	(15,945)	438,047	(7,276)	430,771
Deposits from banks	8,631	–	–	–	–	–	3,301	11,932	–	11,932
Trading liabilities	–	–	–	–	–	–	5,840	5,840	10,699	16,539
Derivative financial instruments	–	–	–	–	–	–	1,272	1,272	905	2,177
Certificates of deposit and other debt securities in issue	–	–	–	–	–	–	16,110	16,110	(3,443)	12,667
Amounts due to immediate holding company and fellow subsidiaries	3,898	–	–	–	–	–	(3,898)	–	–	–
Amounts due to subsidiaries	1,136	–	–	–	–	–	–	1,136	–	1,136
Other liabilities	20,562	–	–	–	–	15	(7,915)	12,662	(1,019)	11,643
Liabilities to customers under investment contracts	–	–	–	–	–	–	–	–	–	–
Liabilities to customers under insurance contracts	–	–	–	–	–	–	–	–	–	–
Deferred tax and current tax liabilities	–	–	(333)	–	351	(21)	1,235	1,232	206	1,438
	488,219	–	(333)	–	351	(6)	–	488,231	72	488,303
Capital resources										
Share capital	9,559	–	–	–	–	–	–	9,559	–	9,559
Retained profits	13,229	(66)	(66)	–	1,656	(93)	–	14,660	509	15,169
Other reserves	5,890	66	(1,503)	–	(2,007)	–	–	2,446	465	2,911
Proposed dividends	3,633	–	–	–	–	–	–	3,633	–	3,633
Shareholders' funds	32,311	–	(1,569)	–	(351)	(93)	–	30,298	974	31,272
	32,311	–	(1,569)	–	(351)	(93)	–	30,298	974	31,272
	520,530	–	(1,902)	–	–	(99)	–	518,529	1,046	519,575

* Others includes HKFRS 5, HKAS 19 and others.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(b) Estimated effect of change in accounting policies on the current period

The following table provides estimates of the extent to which each of the major items in the consolidated income statement and the net assets of the consolidated balance sheet for the year ended 31 December 2005 upon adoption of the new accounting standards, where it is practicable to make such estimates.

	Estimated effect of changes in accounting policies for 2005							
Figures in HK$m	HKFRS 2	HKAS 17	HKAS 38	HKAS 39	HKAS 40/ HK(SIC)-Int21	Others*	Change in presentation HKAS 27/ HKAS 30	Total
Increase/(decrease) in								
Net interest income	–	–	–	203	–	–	730	933
Other operating income	–	–	–	(316)	–	1	(730)	(1,045)
Loan impairment charges and other credit risk provisions	–	–	–	20	–	1	–	21
Total operating expenses	64	(48)	(56)	(7)	–	–	–	(47)
Net surplus on property revaluation	–	–	–	–	1,160	–	–	1,160
Share of profits from associates	–	–	–	–	112	16	(196)	(68)
Profit before tax	(64)	48	56	(126)	1,272	16	(196)	1,006
Tax expenses	–	–	10	–	203	–	(196)	17
Profit for the year	(64)	48	46	(126)	1,069	16	–	989
Increase/(decrease) in Net assets at 31 December 2005	–	(2,005)	46	(489)	(801)	106	–	(3,143)

* Others includes HKFRS 3, HKFRS 4, HKFRS 5, HKAS 19 and others.

(c) HKFRS 2: Share-Based Payment ("HKFRS 2")

The Group made awards of, and granted options in respect of, shares of HSBC Holdings plc, as part of employees' compensation. In prior years, no compensation cost was recognised for share options granted at fair value or at not more than 20 per cent discount to fair value.

With effect from 1 January 2005, and in accordance with HKFRS 2, the Group adopted a new policy for share-based payments as set out in detail in note 3(w). Under the new policy, the fair value of share options granted is recognised as "Staff costs" and, where the Group was not charged by HSBC Holdings plc for the share options issued by HSBC Holdings plc to employees of the Group, the corresponding amount is recorded in "Other reserves".

The new accounting policy has been applied retrospectively with comparatives restated, except for the transitional provisions set out in HKFRS 2 (see note 3(w)).

(d) HKFRS 3: Business Combinations ("HKFRS 3")

Goodwill

In prior years, positive goodwill arising from the acquisition of a subsidiary and an associate was amortised over its estimated life, usually taken as 20 years, on a straight-line basis in the income statement.

With effect from 1 January 2005, and in accordance with HKFRS 3, the Group has adopted a new policy for goodwill. Under the new policy, positive goodwill is not amortised but is tested for impairment at each balance sheet date at the cash-generating unit level by comparing the present value of the expected future cash flows from a business with the carrying value of its net assets, including attributable goodwill, in accordance with HKAS 36 "Impairment of Assets".

The change in accounting policy has been applied retrospectively with comparatives restated.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(e) HKFRS 4: Insurance Contracts ("HKFRS 4")

In prior years, all policies issued by insurance subsidiaries on long-term assurance contracts were accounted for as insurance contracts. Investment income on assets backing policyholder liabilities was reported in accordance with the nature of investment income in the 2004 income statement as restated. Allocation of such income to policyholders was reported as "Net insurance claims incurred and movement in policyholder liabilities".

With effect from 1 January 2005, and in accordance with HKFRS 4, a contract under which the Group accepts significant insurance risk from another party (the policyholder) is classified as an insurance contract whereas a contract issued by the Group that transfers financial risk, without significant insurance risk, is classified as an investment contract, and accounted for as a financial instrument in accordance with HKAS 39. Details of the accounting policies on insurance and investment contracts are set out in notes 3(z) and 3(aa).

The change in accounting policy on insurance contracts has been applied retrospectively with comparatives restated except the Group has taken the advantage of certain exemptions on disclosure requirements.

(f) HKFRS 5: Non-Current Assets Held for Sale and Discontinued Operations ("HKFRS 5")

In prior years, collateral assets repossessed for recovery of non-performing advances were reported as advances. The carrying value was adjusted to the net realisable value of the repossessed assets and classified as non-performing assets.

With effect from 1 January 2005, and in accordance with HKFRS 5, non-current assets acquired in exchange for advances in order to achieve an orderly realisation are reported as "Non-current assets held for sale". The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying value of the advance disposed of, net of impairment allowances, at the date of the exchange. Further details of the new accounting policy are set out in note 3(f)(v).

The change in accounting policy has been applied retrospectively with comparatives restated.

(g) HKAS 17: Leasing ("HKAS 17")

Leasehold land for own use

In prior years, leasehold premises were stated at fair market value, as valued by professionally qualified valuers. The apportionment of the value between the land and building elements was made by estimating the net replacement cost of the building as the value of the building element, and taking the residual figures as the value of the land element.

With effect from 1 January 2005, and in accordance with HKAS 17, the Group has adopted a new policy for leasehold land and buildings held for own use. Under the new policy, where leasehold interest in the land is held for own use and the fair value of the leasehold interest in land and building thereon could be measured separately at the time the lease was first entered into by the Group, the leasehold interest in land is accounted for as operating lease. Where the fair value of leasehold interest in land and the building thereon cannot be separately measured, the leasehold interest in land and building thereon are accounted for together as a finance lease. Details of the accounting policies on leasehold interest in land and finance and operating leases are set out in notes 3(q), 3(r) and 3(s).

The change in accounting policy has been applied retrospectively with comparatives restated.

(h) HKAS 19: Employee Benefits ("HKAS 19")

In prior years, the Group implemented HKSSAP 34 (which is materially equivalent to HKAS 19) in relation to the accounting for pensions, and adopted the corridor approach for the recognition of actuarial gains and losses.

With effect from 1 January 2005, and in accordance with HKAS 19, the Group has changed its policy to fully recognise actuarial gains and losses in the statement of changes in equity.

The change in accounting policy has been applied retrospectively with comparatives restated.

(i) HKAS 21: The Effects of Changes in Foreign Exchange Rates ("HKAS 21")

In prior years, exchange differences arising from re-translation of the result for the year from the average rate to the exchange rate ruling at the year-end were accounted for as exchange differences under retained profits.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(i) HKAS 21: The Effects of Changes in Foreign Exchange Rates ("HKAS 21") (continued)

With effect from 1 January 2005, and in accordance with HKAS 21, exchange differences arising from the re-translation of opening foreign currency net investments and the related cost of hedging, if any, and exchange differences arising from re-translation of the result for the year from the average rate to the exchange rate ruling at the year-end, are accounted for in a separate foreign exchange reserve in equity.

The change in accounting policy has been applied retrospectively with comparatives restated.

(j) HKAS 27: Consolidated and Separate Financial Statements ("HKAS 27") HK(SIC) Interpretation 12 "Consolidation – Special Purpose Entities" ("HK(SIC)-Int 12")

Life insurance subsidiary

In prior years, on consolidation of the life insurance subsidiary, long-term assurance assets and liabilities attributable to policyholders were recognised in aggregate under "Other assets" and "Other liabilities" respectively. Income from long-term assurance assets was reported together with net earned insurance premiums, less net insurance claims and movement in policyholder liabilities, as "Other operating income" in the income statement.

With effect from 1 January 2005, and in accordance with HKAS 27, life insurance subsidiary accounts are consolidated line-by-line.

The change in accounting policy has been applied retrospectively with comparatives restated.

(k) HKAS 38: Intangible Assets ("HKAS 38")

In prior years, costs incurred for development of IT software for internal use were expensed as incurred.

With effect from 1 January 2005, and in accordance with HKAS 38, costs incurred in the development phase of a project to produce application software for internal use are capitalised and amortised over the estimated useful life. Details of the new accounting policy are set out in note 3(o).

The change in accounting policy has been applied prospectively as the amount of software development cost qualifying for capitalisation before 2005 was immaterial.

(l) HKAS 32: Financial Instruments: Disclosure and Presentation ("HKAS 32") and HKAS 39: Financial Instruments: Recognition and Measurement ("HKAS 39")

With effect from 1 January 2005, and in accordance with HKAS 32, the Group has provided additional disclosures of terms, conditions, accounting policies, risk and fair values of financial instruments throughout the notes to the financial statements. In accordance with HKAS 39, the Group has adopted a new accounting policy relating to financial instruments with details set out in notes 3(g) and 3(h).

(i) Impairment of loans and advances

In prior years, there were two basic types of provisions for bad and doubtful debts, specific and general.

Specific provisions represented the quantification of actual and inherent losses from individually identified accounts and homogeneous portfolios of assets. The amount of specific provision raised for an individually identified account represented the Group's estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, taking into account the factors including the financial standing of the customer, likelihood of repayment, likely dividend available on liquidation or bankruptcy and realisable value of any collateral net of disposal costs. Specific provisions for portfolio of small homogeneous loans were made using the roll rate methodology or similar formulaic approach.

General provisions augmented specific provisions and provided cover for loans that were impaired at the balance sheet date but which would not be individually identified as such until some time in the future. General provisions were determined taking into account the structure and risk characteristics of the Group's loan portfolio and the expected loss of the individual components based primarily on the historical loss experience and management's judgement on the current economic and credit conditions.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(l) HKAS 32: Financial Instruments: Disclosure and Presentation ("HKAS 32") and HKAS 39: Financial Instruments: Recognition and Measurement ("HKAS 39") (continued)

(i) Impairment of loans and advances (continued)

With effect from 1 January 2005, the Group recognises loan impairment losses in accordance with HKAS 39, as set out in note 3(f). Loan impairment losses are either calculated on individually assessed accounts or on collective assessment basis in respect of (a) portfolios of small homogeneous loans; or (b) losses which have been incurred but have not yet been identified on loans subject to individual assessment for impairment. The methodologies used for the individual or on a collective assessment under HKAS 39 are in principle consistent with those used under the previous loan provisioning approach.

(ii) Financial instruments

In prior years, the Group classified its financial instruments into "securities held for dealing purposes" and "long-term investment". All financial instruments were carried at cost or amortised cost, net of impairment provisions, for diminution in value except for securities held for trading purposes and long term equity investments which were carried at fair value. Gains and losses from changes in fair value were recognised in income statement in respect of securities held for trading and were in the investment revaluation reserve in respect of long term equity investments.

With effect from 1 January 2005, and in accordance with HKAS 39, financial instruments are classified into one of the following categories: trading assets and liabilities, financial assets designated at fair value, available-for-sale financial assets and held-to-maturity investments. The accounting policies for each categories are set out in note 3(g).

On 1 January 2005, the Group has re-designated certain debt securities previously described as "Held-to-maturity debt securities" to "Available-for-sale securities", "Trading assets" and "Financial assets designated at fair value".

(iii) Derivative financial instruments and hedge accounting

In prior years, accounting for derivatives was dependent upon whether the transactions were undertaken for trading or non-trading purposes. Trading transactions included transactions undertaken for market-making, to service customers' needs, or for proprietary purposes, together with any related hedges. Transactions were marked to market through the income statement as "Net trading income". Non-trading transactions were those undertaken for hedging purposes as part of the Group's risk management strategy against cash flows, assets, liabilities or positions, and were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. The income and expense of non-trading interest rate derivatives were recognised on an accrual basis in "Net interest income".

With effect from 1 January 2005, and in accordance with HKAS 39, derivatives are carried at their fair value. The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Details of the new accounting policy on derivatives and hedge accounting are set out in note 3(h).

The change in accounting policy was reflected by way of opening balance adjustments to certain reserves and re-designation of financial instruments. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

(m) HKAS 40: Investment Property ("HKAS 40") HKAS 12: Income Taxes – HK(SIC) Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" ("HK(SIC)-Int 21")

In prior years, investment properties were carried at a valuation assessed by professional valuers on the basis of open market value. Surpluses arising on revaluation on a portfolio basis were credited to the investment property revaluation reserve. Deficits arising on revaluation on a portfolio basis were firstly set off against any previous revaluation surplus and thereafter taken to the income statement. Deferred tax was provided to the extent that the tax allowances already given would be clawed back if the properties were disposed of at their carrying value.

With effect from 1 January 2005, and in accordance with HKAS 40, investment properties are carried at fair value with the changes in fair value recognised directly in the income statement (in "net surplus on property revaluation"). Deferred tax is provided on revaluation surplus of investment properties in accordance with HK(SIC)-Int 21 on HKAS 12.

The change in accounting policies was reflected by way of prior year adjustment, and as permitted by HKAS 40, no restatement of comparative figures of 2004 was made.

4. CHANGES IN ACCOUNTING POLICIES (continued)

(n) HKAS 24: Related Party Disclosures ("HKAS 24")

In prior years, parties were considered to be related to the Group if the Group had the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

With effect from 1 January 2005, and in accordance with HKAS 24, the definition of related party has been expanded and this has affected the identification of related parties and some other related party disclosures. The scope has been expanded such that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit scheme which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has resulted in more detailed disclosures on related parties transactions. Additionally, the new accounting standard requires the disclosure of the compensation of key management personnel.

The change in accounting policy has been applied retrospectively with comparatives restated.

(o) Change in presentation (HKAS 1: Presentation of Financial Statements ("HKAS 1") and HKAS 30: Disclosure in Financial Statements of Banks and Similar Financial Institutions ("HKAS 30"))

In prior years, there were no specific accounting standards governing the presentation of the financial statements of banks. Management, having regard to the overall clarity and the disclosure requirements of the Hong Kong Monetary Authority, exercised its judgement in deciding on the relative prominence given to each item presented on the face of the income statement and balance sheets.

With effect from 1 January 2005, and in accordance with HKAS 1 and HKAS 30, the Group has changed its presentation of certain items on the face of the income statement and the balance sheets:

- Share of profit of associates is stated net of tax to arrive at the Group's profit and loss before tax.
- Treasury bills (including Exchange Fund Bills) and certificates of deposit held are included in the four categories of financial instruments under HKAS 39.
- Placements with banks and other financial institutions maturing within one month are included in placements with banks and other financial institutions.
- Interest income, interest expense, and dividend income arising from trading assets and trading liabilities are reclassified from "Interest income", "Interest expense", "Other operating income" and "Fee income" respectively to "Net trading income". Similar income and expenses arising from financial instruments designated at fair value are reclassified from the relevant captions to "Net income from financial instruments designated at fair value".

These changes in presentation have been applied retrospectively except for those under HKAS 39.

5. ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty and critical judgements in applying the Group's accounting policies which have significant effect on the financial statements are set out below.

(a) Key sources of estimation uncertainty

Impairment allowances on loans and advances

The Group periodically reviews its loan portfolios to assess whether impairment allowances exist. In determining whether impairment allowances should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

5. ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(b) Critical accounting judgements in applying the Group's accounting policies

(i) Impairment of available-for-sale financial assets

For available-for-sale financial assets, a significant or prolonged decline in fair value below cost is considered to be objective evidence of impairment. Judgement is required when determining whether a decline in fair value has been significant or prolonged. In making this judgement, the historical data on market volatility as well as the price of the specific investment are taken into account. The Group also takes into account other factors, such as industry and sector performance and financial information regarding the issuer/investee.

(ii) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity investments if the Group has the intention and ability to hold them until maturity. In evaluating whether the requirements to classify a financial asset as held-to-maturity are met, management make significant judgements. Failure in correctly assessing the Group's intention and ability to hold specific investments until maturity may result in reclassification of the whole portfolio as available-for-sale.

(iii) Income taxes

Determining income tax provisions involves judgement on the future tax treatment of certain transactions. The Group carefully evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislations.

6. POSSIBLE IMPACTS OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these accounts:

	Effective for accounting periods beginning on or after
HK(IFRIC)-Int 4: Determining whether an arrangement contains a lease	1 January 2006
Amendments to HKAS 39 Financial instruments: recognition and measurement	
– Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
– Financial guarantee contracts	1 January 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:	
– HKAS 1: Presentation of financial statements	1 January 2006
– HKAS 27: Consolidated and separate financial statements	1 January 2006
– HKFRS 3: Business combinations	1 January 2006
HKFRS 7: Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1 Presentation of financial statements: capital disclosures	1 January 2007

The Group is in the process of making an assessment of the impacts of these amendments, new standards and new interpretations in the period of initial applications. The Group anticipates that the adoption of the new standards is unlikely to have a significant impact on the Group's results of operations and financial position. HKFRS 7 requires more detailed qualitative and quantitative disclosure, primarily on fair value information and risk management, and this would affect only the level of details in the disclosure of the financial information, with no material impact on the financial statements or on the Group's accounting policies.

7. OPERATING PROFIT

The operating profit for the year is stated after taking account of:

(a) Interest income

	2005	2004 restated
Interest income on listed investments	216	1,045
Interest income on unlisted investments	6,118	3,013
Interest income on impaired financial assets	20	–
Other interest income	12,675	8,724
	19,029	12,782

(b) Interest expense

	2005	2004 restated
Interest expense on debt securities in issue maturing after five years	100	50
Interest expense on customer accounts maturing after five years	–	6
Interest expense on subordinated liabilities	36	–
Other interest expense	7,825	2,721
	7,961	2,777

(c) Net fee income

	2005	2004 restated
– stockbroking and related services	493	560
– retail investment products and funds under management	916	1,388
– insurance	116	101
– account services	225	214
– private banking	174	111
– remittances	141	125
– cards	705	598
– credit facilities	117	268
– trade services	375	360
– other	132	116
Fee income	3,394	3,841
Fee expense	(520)	(416)
	2,874	3,425

7. OPERATING PROFIT (continued)

(d) Net trading income

	2005	2004 restated
Dealing profits:		
– foreign exchange	785	975
– securities, derivatives and other trading activities	100	49
– income from insurance fund assets	–	89
	885	1,113
Interest income on trading assets:		
– listed investments	26	–
– unlisted investments	597	–
	623	–
Interest expense on trading liabilities:		
– interest expense on debt securities in issue maturing after five years	(26)	–
– interest expense on structured deposits maturing after five years	(17)	–
– other interest expense	(886)	–
	(929)	–
	579	1,113

(e) Net income from financial instruments designated at fair value

	2005	2004
Net unrealised gain or loss arising from change in fair value	(57)	–
Interest income on financial instruments designated at fair value:		
– listed investments	4	–
– unlisted investments	57	–
	61	–
Interest expense on financial instruments designated at fair value:		
– subordinated liabilities	(22)	–
– other interest expense	(5)	–
	(27)	–
Dividend income:		
– listed investments	22	–
– unlisted investments	3	–
	25	–
	2	–

7. OPERATING PROFIT (continued)

(f) Dividend income

	2005	2004 restated
Dividend income:		
– listed investments	48	59
– unlisted investments	12	30
	60	89

(g) Net earned insurance premiums

2005	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Total
Gross written premiums	474	7,492	5	7,971
Movement in unearned premiums	19	–	–	19
Gross earned premiums	493	7,492	5	7,990
Gross written premiums ceded to reinsurers	(103)	(14)	–	(117)
Reinsurers' share of movement in unearned premiums	(8)	–	–	(8)
Reinsurers' share of gross earned premiums	(111)	(14)	–	(125)
Net earned insurance premiums	382	7,478	5	7,865

2004	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Total
Gross written premiums	519	3,864	174	4,557
Movement in unearned premiums	(15)	–	–	(15)
Gross earned premiums	504	3,864	174	4,542
Gross written premiums ceded to reinsurers	(106)	(14)	–	(120)
Reinsurers' share of movement in unearned premiums	(2)	–	–	(2)
Reinsurers' share of gross earned premiums	(108)	(14)	–	(122)
Net earned insurance premiums	396	3,850	174	4,420

(h) Other operating income

	2005	2004 restated
Rental income from investment properties	207	202
Change in value of in-force long-term assurance business	316	255
Other	275	316
	798	773

7. OPERATING PROFIT (continued)

(i) Net insurance claims incurred and movement in policyholder liabilities

2005	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Total
Claims, benefits and surrenders paid	107	569	17	693
Movement in provisions	(9)	6,357	(6)	6,342
Gross claims incurred and movement in policyholder liabilities	98	6,926	11	7,035
Reinsurers' share of claims, benefits and surrenders paid	(11)	(8)	–	(19)
Reinsurers' share of movement in provisions	(2)	–	–	(2)
Reinsurers' share of claims incurred and movement in policyholder liabilities	(13)	(8)	–	(21)
Net insurance claims incurred and movement in policyholder liabilities	85	6,918	11	7,014

2004	Non-life insurance	Life insurance (non-linked)	Life insurance (linked)	Total
Claims, benefits and surrenders paid	129	337	8	474
Movement in provisions	16	3,138	160	3,314
Gross claims incurred and movement in policyholder liabilities	145	3,475	168	3,788
Reinsurers' share of claims, benefits and surrenders paid	(20)	(3)	–	(23)
Reinsurers' share of movement in provisions	7	–	–	7
Reinsurers' share of claims incurred and movement in policyholder liabilities	(13)	(3)	–	(16)
Net insurance claims incurred and movement in policyholder liabilities	132	3,472	168	3,772

7. OPERATING PROFIT (continued)

(j) Loan impairment (charges)/releases and other credit risk provisions

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Loan impairment (charges)/releases (note 20(b))				
– individually assessed	**(309)**	–	**(433)**	–
– collectively assessed				
– portfolio basis	**(122)**	–	**(123)**	–
– loans not individually identified as impaired	**(187)**	–	**(159)**	–
Net (charges)/releases for bad and doubtful debts (note 20(c))				
– specific provisions				
– individually assessed	–	141	–	115
– portfolio assessed	–	(176)	–	(178)
– general provisions	–	812	–	581
	(618)	777	**(715)**	518
Of which:				
– new and additional	**(1,070)**	(463)	**(1,022)**	(390)
– releases	**351**	1,131	**229**	850
– recoveries	**101**	109	**78**	58
	(618)	777	**(715)**	518

(k) Total operating expenses

	2005	2004 restated
Employee compensation and benefits:		
– salaries and other costs	**2,074**	2,017
– retirement benefit costs		
– defined benefit scheme (note 44(a))	**107**	148
– defined contribution scheme (note 44(b))	**30**	21
– share-based payments (note 45)	**70**	48
	2,281	2,234
General and administrative expenses:		
– rental expenses	**207**	193
– other premises and equipment	**751**	677
– other operating expenses	**1,018**	864
	1,976	1,734
Depreciation of premises, plant and equipment (note 25(a))	**280**	256
Amortisation of intangible assets (note 27(b))	**9**	8
	4,546	4,232
Cost efficiency ratio	**28.0%**	26.4%
*Staff numbers by region**		
Hong Kong	**7,425**	7,228
Mainland and others	**420**	314
Total	**7,845**	7,542

* Full-time equivalent

7. OPERATING PROFIT (continued)

(l) The emoluments of the five highest paid individuals

(i) The aggregate emoluments

	2005	2004 restated
Salaries, allowances and benefits in kind	14	20
Retirement scheme contributions	2	2
Discretionary bonuses	6	5
Share-based payments	2	1
	24	28

(ii) The numbers of the five highest paid individuals whose emoluments fell within the following bands were:

HK$	**2005** Number of Individuals	2004 Number of Individuals
3,000,001 – 3,500,000	–	1
3,500,001 – 4,000,000	1	1
4,000,001 – 4,500,000	2	–
5,500,001 – 6,000,000	2	1
6,000,001 – 6,500,000	–	1
9,000,001 – 9,500,000	–	1
	5	5

The emoluments of the five highest paid individuals set out above include the emoluments of three (2004: three) Executive Directors. Their respective directors' emoluments are included in note 7(m).

7. OPERATING PROFIT (continued)

(m) Directors' emoluments

The emoluments of the Directors of the Bank calculated in accordance with section 161 of the Hong Kong Companies Ordinance were:

	Fees '000	Salaries, allowances and benefits in kind '000	Pension and pension contribution[3] '000	Discretionary Bonuses '000	Share-based payments[4] '000	Total **2005** '000	Total 2004 '000 restated
Executive Directors							
Mr Vincent H C Cheng (Ceased to be Vice-Chairman and Chief Executive on 25 May 05)	59[1]	2,009	150	3,750	–	5,968	9,286
Mr Raymond C F Or (Appointed as Vice-Chairman and Chief Executive on 25 May 05)	140[1]	3,030	294	–	–	3,464	80
Mr Roger K H Luk (Resigned on 6 Dec 04)	–	–	–	–	–	–	6,417
Mr Joseph C Y Poon	125	3,139	270	71	–	3,605	194
Mr W K Mok	125	3,750	406	470	1,011	5,762	5,509
Mr Patrick K W Chan (Appointed on 7 Dec 05)	10	173	19	45	26	273	–
Non-Executive Directors							
Mr M R P Smith (Appointed on 22 Apr 05)	139[1]	–	–	–	–	139	–
Mr D G Eldon (Retired on 21 Apr 05)	61[1]	–	–	–	–	61	135
The Honourable Lee Quo-Wei (Retired on 22 Apr 04)	–	–	–	–	–	–	45
Mr S J Glass	125[1]	–	–	–	–	125	80
Mr John C C Chan [2]	163	–	–	–	–	163	80
Dr Y T Cheng [2]	125	–	–	–	–	125	80
Dr Marvin K T Cheung [2]	195	–	–	–	–	195	53
Mr Jenkin Hui [2]	151	–	–	–	–	151	80
Mr Peter T C Lee [2]	151	–	–	–	–	151	80
Dr Eric K C Li [2]	225	–	–	–	–	225	80
Dr Vincent H S Lo	125	–	–	–	–	125	80
Dr David W K Sin [2]	125	–	–	–	–	125	80
Mr Richard Y S Tang [2]	195	–	–	–	–	195	80
Mr Peter T S Wong (Appointed on 25 May 05)	76[1]	–	–	–	–	76	–
Past Directors	–	–	2,077	–	–	2,077	2,207
	2,315	12,101	3,216	4,336	1,037	23,005	24,646
2004 (restated)	1,327	15,025	3,511	3,980	803		

Notes :

(1) Fees receivable as a Director of Hang Seng Bank Limited were surrendered to The Hongkong and Shanghai Banking Corporation Limited in accordance with the HSBC Group's internal policy.

(2) Independent Non-Executive Director.

(3) The aggregate amount of pensions received by the past Directors of the Bank under the relevant pension schemes amounted to HK$2.077 million in 2005. The Bank made contributions during 2005 into the pension schemes of which the Bank's past Directors are among their members. The contributions serve to maintain the funding positions of these schemes in respect of liabilities to all scheme members, including but not limited to the past Directors. The amount of contribution attributable to any specific scheme member is not determinable.

(4) The above emoluments include the value of share option granted to certain directors under the Group share option plan as estimated at the date of grant and the fair value of restricted share under the Group restricted share plan. The details of these benefits in kind are also set out in note 45.

7. OPERATING PROFIT (continued)

(n) Auditors' remuneration

	Group		Bank	
	2005	2004	**2005**	2004
Statutory audit services	11	9	**8**	7
Non-statutory audit services	7	5	**7**	5
	18	14	**15**	12

8. PROFIT ON DISPOSAL OF FIXED ASSETS AND FINANCIAL INVESTMENTS

	2005	2004 restated
Profit on disposal of available-for-sale securities:		
– realisation of amounts previously recognised in reserves at 1 January	611	–
– net losses arising in current year	(153)	–
	458	–
Profit on disposal of long-term financial investments:		
– realisation of amounts previously recognised in reserves at 1 January	–	371
– net gains arising in current year	–	41
	–	412
Profit less loss on disposal of fixed assets	19	30
	477	442

9. NET SURPLUS ON PROPERTY REVALUATION

	2005	2004 restated
Surplus of revaluation on investment properties (note 24(a))	1,160	–
Reversal of revaluation deficit on premises (note 25(a))	153	146
	1,313	146

10. TAX EXPENSES

(a) Taxation in the consolidated income statement represents:

	2005	2004 restated
Current tax – provision for Hong Kong profits tax		
Tax for the year	1,501	1,522
Current tax – taxation outside Hong Kong		
Tax for the year	12	7
Deferred tax		
Origination and reversal of temporary differences (note 35(b))	282	182
Total tax expenses	1,795	1,711
Effective tax rate	13.4%	12.9%

The current tax provision is based on the estimated assessable profit for 2005, and is determined for the Bank and its subsidiaries operating in the Hong Kong SAR by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2004). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

10. TAX EXPENSES (continued)

(b) Reconciliation between taxation charge and accounting profit at applicable tax rates :

	2005	2004 restated
Profit before tax	13,358	13,283
Notional tax on profit before tax, calculated at Hong Kong tax rate of 17.5% (2004: 17.5%)	2,338	2,325
Tax effect of :		
– different tax rates in other countries/areas	(291)	(269)
– non-deductible expenses	38	28
– share of results of associates	(88)	(17)
– non-taxable income	(198)	(237)
– previous tax losses utilized in current year	–	(6)
– investment in partnerships	–	(101)
– others	(4)	(12)
Actual charge for taxation	1,795	1,711

11. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the profit attributable to shareholders, HK$10,080 million (2004: HK$10,987 million) has been dealt with in the accounts of the Bank.

Reconciliation of the above amount to the Bank's profit for the year:

	2005	2004 restated
Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	9,423	9,909
Dividends declared during the year by subsidiaries from retained profits	657	1,078
The Bank's profit for the year (note 38)	10,080	10,987

12. EARNINGS PER SHARE

The calculation of earnings per share in 2005 is based on earnings of HK$11,342 million (HK$11,364 million in 2004) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2004).

13. DIVIDENDS PER SHARE

(a) Dividends attributable to the year

	2005		2004	
	per share HK$	HK$ million	per share HK$	HK$ million
First interim	1.10	2,103	1.10	2,103
Second interim	1.10	2,103	1.10	2,103
Third interim	1.10	2,103	1.10	2,103
Fourth interim	1.90	3,633	1.90	3,633
	5.20	9,942	5.20	9,942

(b) Dividends attributable to the previous year, approved and paid during the year:

	2005	2004
Fourth interim dividend in respect of the previous year, approved and paid during the year, of HK$1.90 per share (2004: Third interim dividend of HK$1.80 per share)	3,633	3,441

14. SEGMENTAL ANALYSIS

(a) By customer group

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" customer group and inter-segment expenses for the respective customer groups.

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. "Other" mainly represents management of shareholders' funds and investments in premises, investment properties and equity investments.

2005	Personal Financial Services	Commercial Banking	Corporate & Institutional Banking	Treasury	Other	Inter-segment elimination	Total
Net interest income	7,100	1,587	612	858	514	397	11,068
Net fee income	2,101	666	79	(21)	49	–	2,874
Net trading income	367	134	6	503	–	(431)	579
Net income/(loss) from financial instruments designated at fair value	(33)	–	–	5	(4)	34	2
Dividend income	5	5	–	–	50	–	60
Net earned insurance premiums	7,642	223	–	–	–	–	7,865
Other operating income	562	25	4	–	207	–	798
Inter-segment income	–	–	–	–	308	(308)	–
Total operating income	17,744	2,640	701	1,345	1,124	(308)	23,246
Net insurance claims incurred and movement in policyholder liabilities	(6,964)	(50)	–	–	–	–	(7,014)
Net operating income before loan impairment (charges)/releases and other credit risk provisions	10,780	2,590	701	1,345	1,124	(308)	16,232
Loan impairment (charges)/releases and other credit risk provisions	232	(803)	(47)	–	–	–	(618)
Net operating income	11,012	1,787	654	1,345	1,124	(308)	15,614
Total operating expenses*	(3,086)	(903)	(142)	(157)	(258)	–	(4,546)
Inter-segment expenses	(258)	(40)	(5)	(5)	–	308	–
Operating profit	7,668	844	507	1,183	866	–	11,068
Profit on disposal of fixed assets and financial investments	–	–	–	(217)	694	–	477
Net surplus on property revaluation	–	–	–	–	1,313	–	1,313
Share of profits from associates	18	234	–	106	142	–	500
Profit before tax	7,686	1,078	507	1,072	3,015	–	13,358
Share of pre-tax profit	57.5%	8.1%	3.8%	8.0%	22.6%	–	100.0%
Operating profit excluding inter-segment transactions	7,926	884	512	1,188	558	–	11,068
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	7,436	1,647	554	1,183	866	–	11,686
* Depreciation/amortisation included in operating expenses	(103)	(13)	(3)	(2)	(168)	–	(289)
Total assets	152,086	54,319	77,514	266,645	30,256	–	580,820
Total liabilities	372,941	77,249	31,672	33,541	21,687	–	537,090
Investments in associates	116	1,454	–	657	702	–	2,929
Capital expenditure incurred during the year	107	20	7	2	95	–	231

14. SEGMENTAL ANALYSIS (continued)

(a) By customer group (continued)

2004	Personal Financial Services	Commercial Banking	Corporate & Institutional Banking	Treasury	Other	Inter-segment elimination	Total
Net interest income	6,016	1,332	596	1,854	207	–	10,005
Net fee income	2,465	731	208	(19)	40	–	3,425
Net trading income	276	125	7	706	(1)	–	1,113
Dividend income	28	6	–	–	55	–	89
Net earned insurance premiums	4,177	243	–	–	–	–	4,420
Other operating income	531	27	2	1	212	–	773
Inter-segment income	–	–	–	–	320	(320)	–
Total operating income	13,493	2,464	813	2,542	833	(320)	19,825
Net insurance claims incurred *and movement in policyholder* liabilities	(3,691)	(81)	–	–	–	–	(3,772)
Net operating income before loan impairment releases and other credit risk provisions	9,802	2,383	813	2,542	833	(320)	16,053
Loan impairment releases and other credit risk provisions	51	596	130	–	–	–	777
Net operating income	9,853	2,979	943	2,542	833	(320)	16,830
Total operating expenses*	(2,826)	(850)	(122)	(158)	(276)	–	(4,232)
Inter-segment expenses	(256)	(53)	(6)	(5)	–	320	–
Operating profit	6,771	2,076	815	2,379	557	–	12,598
Profit on disposal of fixed assets and financial investments	–	–	–	(4)	446	–	442
Net surplus on property revaluation	–	–	–	–	146	–	146
Share of profits from associates	4	45	–	20	28	–	97
Profit before tax	6,775	2,121	815	2,395	1,177	–	13,283
Share of pre-tax profit	51.0%	16.0%	6.1%	18.0%	8.9%	–	100.0%
Operating profit excluding inter-segment transactions	7,027	2,129	821	2,384	237	–	12,598
Operating profit excluding loan impairment releases and other credit risk provisions	6,720	1,480	685	2,379	557	–	11,821
*Depreciation/amortisation included in operating expenses	(104)	(18)	(2)	(2)	(138)	–	(264)
Total assets	142,579	46,684	77,353	256,368	23,963	–	546,947
Total liabilities	353,062	77,680	25,150	21,553	27,721	–	505,166
Investments in associates	94	1,123	–	491	591	–	2,299
Capital expenditure incurred during the year	104	17	2	2	23	–	148

14. SEGMENTAL ANALYSIS (continued)

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

	2005	%	2004 restated	%
Total operating income				
Hong Kong	21,377	92	18,105	91
Americas	1,644	7	1,594	8
Mainland and other	225	1	126	1
	23,246	100	19,825	100
Profit before tax				
Hong Kong	11,253	84	11,590	87
Americas	1,614	12	1,566	12
Mainland and other	491	4	127	1
	13,358	100	13,283	100
Capital expenditure incurred during the year				
Hong Kong	206	89	143	97
Americas	–	–	–	–
Mainland and other	25	11	5	3
	231	100	148	100
Total assets				
Hong Kong	497,406	86	460,612	84
Americas	60,845	10	69,675	13
Mainland and other	22,569	4	16,660	3
	580,820	100	546,947	100
Total liabilities				
Hong Kong	520,260	97	490,665	97
Americas	9,395	2	9,315	2
Mainland and other	7,435	1	5,186	1
	537,090	100	505,166	100
Contingent liabilities and commitments				
Hong Kong	137,536	97	123,563	98
Americas	–	–	–	–
Mainland and other	3,973	3	2,925	2
	141,509	100	126,488	100

15. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolios that may be sold before maturity and accordingly recorded as "Repayable on demand".

	Group						
2005	Repayable on demand	Three months or less but not on demand	Three months to one year	One year to five years	Over five years	Undated	Total
Assets							
Cash and balances with banks and other financial institutions	9,201	–	–	–	–	–	9,201
Placings with and advances to banks and other financial institutions	11,824	52,661	4,597	204	–	–	69,286
Trading assets	12,600	–	–	–	–	–	12,600
Financial assets designated at fair value	–	52	113	1,601	2,262	1,999	6,027
Derivative financial instruments	1,246	106	105	233	25	–	1,715
Advances to customers	14,330	26,348	33,457	91,279	95,266	–	260,680
Financial investments	–	14,214	35,010	126,831	12,528	1,321	189,904
Investments in associates	–	–	–	–	–	2,929	2,929
Investment properties	–	–	–	–	–	4,273	4,273
Premises, plant and equipment	–	–	–	–	–	6,750	6,750
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	594	594
Intangible assets	–	–	–	–	–	1,636	1,636
Other assets	8,589	4,589	1,360	28	6	653	15,225
	57,790	97,970	74,642	220,176	110,087	20,155	580,820
Liabilities							
Current, savings and other deposit accounts	233,907	190,206	5,916	966	–	–	430,995
Deposits from banks	1,664	10,370	9	–	–	–	12,043
Trading liabilities	45,804	–	–	–	–	–	45,804
Financial liabilities designated at fair value	–	–	–	–	994	(27)	967
Derivative financial instruments	1,307	22	81	346	36	–	1,792
Certificates of deposit and other debt securities in issue	–	233	1,952	7,788	50	–	10,023
Other liabilities	6,706	6,661	442	48	99	182	14,138
Liabilities to customers under investment contracts	–	–	–	–	–	561	561
Liabilities to customers under insurance contracts	–	–	–	–	–	15,335	15,335
Deferred tax and current tax liabilities	370	2	78	–	–	1,471	1,921
Subordinated liabilities	–	–	–	–	3,511	–	3,511
	289,758	207,494	8,478	9,148	4,690	17,522	537,090

15. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY (continued)

	Group						
2004	Repayable on demand	Three months or less but not on demand	Three months to one year	One year to five years	Over five years	Undated	Total
Assets							
Cash and balances with banks and other financial institutions	7,248	–	–	–	–	–	7,248
Placings with and advances to banks and other financial institutions	4,897	63,926	6,002	254	–	–	75,079
Trading assets	4,232	–	–	–	–	–	4,232
Derivative financial instruments	1,684	–	–	–	–	–	1,684
Advances to customers	13,691	24,734	31,478	94,906	86,744	–	251,553
Financial investments	521	16,918	37,321	114,135	12,881	2,930	184,706
Investments in associates	–	–	–	–	–	2,299	2,299
Investment properties	–	–	–	–	–	3,383	3,383
Premises, plant and equipment	–	–	–	–	–	5,558	5,558
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	609	609
Intangible assets	–	–	–	–	–	1,266	1,266
Other assets	5,055	2,641	1,172	341	44	77	9,330
	37,328	108,219	75,973	209,636	99,669	16,122	546,947
Liabilities							
Current, savings and other deposit accounts	304,442	128,899	7,725	5,741	653	–	447,460
Deposits from banks	2,325	9,609	–	–	–	–	11,934
Trading liabilities	5,840	–	–	–	–	–	5,840
Derivative financial instruments	1,273	–	–	–	–	–	1,273
Certificates of deposit and other debt securities in issue	–	865	7,697	6,736	757	–	16,055
Other liabilities	5,328	5,313	340	261	267	231	11,740
Liabilities to customers under investment contracts	–	–	–	–	–	540	540
Liabilities to customers under insurance contracts	–	–	–	–	–	8,656	8,656
Deferred tax and current tax liabilities	–	217	297	–	–	1,154	1,668
	319,208	144,903	16,059	12,738	1,677	10,581	505,166

15. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY (continued)

	Bank						
2005	Repayable on demand	Three months or less but not on demand	Three months to one year	One year to five years	Over five years	Undated	Total
Assets							
Cash and balances with banks and other financial institutions	9,173	–	–	–	–	–	9,173
Placings with and advances to banks and other financial institutions	9,258	36,027	1,031	204	–	–	46,520
Trading assets	9,153	–	–	–	–	–	9,153
Financial assets designated at fair value	–	–	50	1,442	151	4	1,647
Derivative financial instruments	1,226	106	101	165	25	–	1,623
Advances to customers	14,031	25,367	29,649	77,191	68,872	–	215,110
Amounts due from subsidiaries	47,713	43,616	–	–	–	1,932	93,261
Financial investments	–	12,031	28,366	98,008	3,656	59	142,120
Investments in subsidiaries	–	–	–	–	–	2,104	2,104
Investments in associates	–	–	–	–	–	1,634	1,634
Investment properties	–	–	–	–	–	2,644	2,644
Premises, plant and equipment	–	–	–	–	–	4,798	4,798
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	594	594
Intangible assets	–	–	–	–	–	71	71
Other assets	8,282	3,951	1,067	8	–	528	13,836
	98,836	121,098	60,264	177,018	72,704	14,368	544,288
Liabilities							
Current, savings and other deposit accounts	232,765	181,890	5,897	966	–	–	421,518
Deposits from banks	1,664	10,370	9	–	–	–	12,043
Trading liabilities	45,804	–	–	–	–	–	45,804
Financial liabilities designated at fair value	–	–	–	–	994	(27)	967
Derivative financial instruments	1,288	22	80	345	36	–	1,771
Certificates of deposit and other debt securities in issue	–	233	1,952	7,825	50	–	10,060
Amounts due to subsidiaries	419	1,014	–	–	–	–	1,433
Other liabilities	6,702	6,626	436	20	–	1,328	15,112
Deferred tax and current tax liabilities	370	2	46	–	–	885	1,303
Subordinated liabilities	–	–	–	–	3,511	–	3,511
	289,012	200,157	8,420	9,156	4,591	2,186	513,522

15. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY (continued)

	Bank						
2004	Repayable on demand	Three months or less but not on demand	Three months to one year	One year to five years	Over five years	Undated	Total
Assets							
Cash and balances with banks and other financial institutions	7,225	–	–	–	–	–	7,225
Placings with and advances to banks and other financial institutions	4,275	30,902	1,740	254	–	–	37,171
Trading assets	4,147	–	–	–	–	–	4,147
Derivative financial instruments	1,684	–	–	–	–	–	1,684
Advances to customers	13,190	23,496	26,939	76,639	58,526	–	198,790
Amounts due from subsidiaries	55,826	51,454	–	–	–	2,044	109,324
Financial investments	–	12,911	32,239	89,785	6,789	1	141,725
Investments in subsidiaries	–	–	–	–	–	2,004	2,004
Investments in associates	–	–	–	–	–	1,634	1,634
Investment properties	–	–	–	–	–	2,046	2,046
Premises, plant and equipment	–	–	–	–	–	4,013	4,013
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	609	609
Intangible assets	–	–	–	–	–	17	17
Other assets	4,860	2,079	864	83	21	233	8,140
	91,207	120,842	61,782	166,761	65,336	12,601	518,529
Liabilities							
Current, savings and other deposit accounts	303,521	120,429	7,703	5,741	653	–	438,047
Deposits from banks	2,323	9,609	–	–	–	–	11,932
Trading liabilities	5,840	–	–	–	–	–	5,840
Derivative financial instruments	1,272	–	–	–	–	–	1,272
Certificates of deposit and other debt securities in issue	–	899	7,697	6,757	757	–	16,110
Amounts due to subsidiaries	187	949	–	–	–	–	1,136
Other liabilities	5,435	5,252	186	225	170	1,394	12,662
Deferred tax and current tax liabilities	–	211	255	–	–	766	1,232
	318,578	137,349	15,841	12,723	1,580	2,160	488,231

16. CASH AND BALANCES WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Cash in hand	**4,772**	5,037	**4,772**	5,037
Balances with central banks	**303**	692	**303**	692
Balances with banks and other financial institutions	**4,126**	1,519	**4,098**	1,496
	9,201	7,248	**9,173**	7,225

17. PLACINGS WITH AND ADVANCES TO BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Placings with and advances to banks and other financial institutions maturing within one month	**54,338**	57,597	**38,054**	29,846
Placings with and advances to banks and other financial institutions maturing after one month	**14,948**	17,482	**8,466**	7,325
	69,286	75,079	**46,520**	37,171

18. TRADING ASSETS

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Treasury bills	**2,594**	2,347	**2,594**	2,347
Certificates of deposit	**538**	19	**453**	–
Other debt securities	**9,440**	1,822	**6,078**	1,756
Debt securities	**12,572**	4,188	**9,125**	4,103
Equity shares	**28**	44	**28**	44
	12,600	4,232	**9,153**	4,147
Debt securities:				
– listed in Hong Kong	**767**	693	**767**	693
– listed outside Hong Kong	**–**	7	**–**	–
	767	700	**767**	693
– unlisted	**11,805**	3,488	**8,358**	3,410
	12,572	4,188	**9,125**	4,103
Equity shares:				
– listed in Hong Kong	**17**	10	**17**	10
– unlisted	**11**	34	**11**	34
	28	44	**28**	44
	12,600	4,232	**9,153**	4,147
Debt securities				
Issued by public bodies:				
– central governments and central banks	**5,625**	4,027	**5,488**	4,027
– other public sector entities	**1,489**	2	**653**	1
	7,114	4,029	**6,141**	4,028
Issued by other bodies:				
– banks and other financial institutions	**2,836**	78	**1,172**	–
– corporate entities	**2,622**	81	**1,812**	75
	5,458	159	**2,984**	75
	12,572	4,188	**9,125**	4,103
Equity shares				
Issued by corporate entities	**28**	44	**28**	44
	12,600	4,232	**9,153**	4,147

18. TRADING ASSETS (continued)

Following the adoption of HKAS 39 in 2005, certain held-to-maturity debt securities were re-designated as trading assets on 1 January 2005. There was no such re-designation in 2004 as retrospective application of HKAS 39 is not permitted.

The fair value of these re-designated trading assets was HK$12,505 million at 1 January 2005 and the carrying value of these assets at 31 December 2004 was HK$12,291 million.

19. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Group		Bank	
	2005	2004	**2005**	2004
Certificates of deposit	194	–	88	–
Other debt securities	4,075	–	1,559	–
Debt securities	4,269	–	1,647	–
Equity shares	1,758	–	–	–
	6,027	–	1,647	–
Debt securities:				
– listed in Hong Kong	100	–	99	–
– listed outside Hong Kong	22	–	–	–
	122	–	99	–
– unlisted	4,147	–	1,548	–
	4,269	–	1,647	–
Equity shares:				
– listed in Hong Kong	732	–	–	–
– listed outside Hong Kong	979	–	–	–
	1,711	–	–	–
– unlisted	47	–	–	–
	1,758	–	–	–
	6,027	–	1,647	–
Debt securities				
Issued by public bodies:				
– central governments and central banks	865	–	854	–
– other public sector entities	295	–	241	–
	1,160	–	1,095	–
Issued by other bodies:				
– banks and other financial institutions	2,937	–	409	–
– corporate entities	172	–	143	–
	3,109	–	552	–
	4,269	–	1,647	–
Equity shares				
Issued by corporate entities	1,758	–	–	–
	6,027	–	1,647	–

19. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE (continued)

Financial assets are designated at fair value at inception, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of the insurance funds designated at fair value for backing policyholder liabilities.

Following the adoption of HKAS 39 in 2005, certain financial assets were re-designated as financial assets at fair value on 1 January 2005. There was no such re-designation in 2004 as retrospective application of HKAS 39 is not permitted.

The carrying amount of financial assets designated at fair value at 1 January 2005 was HK$4,292 million and these assets were classified as following at 31 December 2004.

Classified as:	
Held-to-maturity securities	2,429
Financial assets of insurance funds	1,768
Carrying amount at 31 December 2004	4,197

20. ADVANCES TO CUSTOMERS

(a) Advances to customers

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Gross advances to customers	**261,714**	252,564	**215,982**	199,530
Less:				
Loans impairment allowances (note 20(b))				
– individually assessed	**(524)**	–	**(453)**	–
– collectively assessed	**(510)**	–	**(419)**	–
Provisions for bad and doubtful debts (note 20(c))				
– specific provisions				
– individually assessed	–	(692)	–	(484)
– portfolio assessed	–	(30)	–	(30)
– general provisions	–	(289)	–	(226)
	260,680	251,553	**215,110**	198,790
Included in advances to customers are:				
– trade bills	**3,024**	3,053	**3,024**	3,053
Less:				
– loans impairment allowances	**(14)**	–	**(14)**	–
– provisions for bad and doubtful debts	–	(8)	–	(8)
	3,010	3,045	**3,010**	3,045

20. ADVANCES TO CUSTOMERS (continued)

(a) Advances to customers (continued)

Total loans impairment allowances / total provisions as a percentage of gross advances to customers are as follows:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
	%	%	**%**	%
Loans impairment allowances				
– individually assessed	**0.20**	–	**0.21**	–
– collectively assessed				
– portfolio basis	**0.01**	–	**0.01**	–
– loans not individually identified as impaired	**0.18**	–	**0.18**	–
Total loans impairment allowances	**0.39**	–	**0.40**	–
Provisions for bad and doubtful debts				
– specific provisions				
– individually assessed	**–**	0.27	**–**	0.24
– portfolio assessed	**–**	0.01	**–**	0.02
– general provisions	**–**	0.12	**–**	0.11
Total provisions	**–**	0.40	**–**	0.37

(b) Loans impairment allowances against advances to customers

	Group			
		Collectively assessed		
2005	Individually assessed	Portfolio basis	Loans not individually identified as impaired	Total
At 1 January 2005 (restated)	692	30	289	1,011
Amounts written off	(510)	(166)	–	(676)
Recoveries of advances written off in previous years	53	48	–	101
New impairment allowances charged to income statement (note 7(j))	707	176	187	1,070
Impairment allowances released to income statement (note 7(j))	(398)	(54)	–	(452)
Unwind of discount of loans impairment allowances	(20)	–	–	(20)
At 31 December 2005	524	34	476	1,034

20. ADVANCES TO CUSTOMERS (continued)

(b) Loans impairment allowances against advances to customers (continued)

		Bank		
		Collectively assessed		
2005	Individually assessed	Portfolio basis	Loans not individually identified as impaired	Total
At 1 January 2005 (restated)	484	30	226	740
Amounts written off	(486)	(166)	–	(652)
Recoveries of advances written off in previous years	31	47	–	78
New impairment allowances charged to income statement (note 7(j))	687	176	159	1,022
Impairment allowances released to income statement (note 7(j))	(254)	(53)	–	(307)
Unwind of discount of loans impairment allowances	(9)	–	–	(9)
At 31 December 2005	453	34	385	872

(c) Provisions against advances to customers

		Group		
	Specific Provision			
2004	Individually assessed	Portfolio assessed	General provision	Total
At 1 January 2004 (restated)	1,238	26	1,101	2,365
Amounts written off	(480)	(206)	–	(686)
Recoveries of advances written off in previous years	75	34	–	109
New provisions charged to income statement (note 7(j))	253	210	–	463
Provisions released to income statement (note 7(j))	(394)	(34)	(812)	(1,240)
At 31 December 2004 (restated)	692	30	289	1,011

		Bank		
	Specific Provision			
2004	Individually assessed	Portfolio assessed	General provision	Total
At 1 January 2004 (restated)	909	25	807	1,741
Amounts written off	(336)	(205)	–	(541)
Recoveries of advances written off in previous years	26	32	–	58
New provisions charged to income statement (note 7(j))	180	210	–	390
Provisions released to income statement (note 7(j))	(295)	(32)	(581)	(908)
At 31 December 2004 (restated)	484	30	226	740

20. ADVANCES TO CUSTOMERS (continued)

(d) Impaired advances/non-performing advances to customers and allowances

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Gross impaired advances	1,433		1,043	
Loans impairment allowances	(558)		(487)	
Net impaired advances	875		556	
Loans impairment allowances as a percentage of gross impaired advances	38.9%		46.7%	
Gross impaired advances as a percentage of gross advances to customers	0.5%		0.5%	
Gross non-performing advances		1,793		1,048
Specific provisions		(722)		(514)
Net non-performing advances		1,071		534
Specific provisions as a percentage of gross non-performing advances		40.3%		49.0%
Gross non-performing advances as a percentage of gross advances to customers		0.7%		0.5%

Impaired loans and advances are mainly individually assessed loans with objective evidence of impairment. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Advances are designated as non-performing as soon as management has doubts as to the ultimate recoverability of principal or interest. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Non-performing advances also include advances that are not yet overdue for more than three months but are considered doubtful.

(e) Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	Group		Bank	
2005		%		%
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:				
– six months or less but over three months	482	0.2	216	0.1
– one year or less but over six months	211	0.1	162	0.1
– over one year	169	–	163	0.1
	862	0.3	541	0.3

20. ADVANCES TO CUSTOMERS (continued)

(e) Overdue advances (continued)

2004	Group restated	%	Bank restated	%
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:				
– six months or less but over three months	587	0.2	230	0.1
– one year or less but over six months	304	0.1	124	0.1
– over one year	430	0.2	266	0.1
	1,321	0.5	620	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

(f) Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	Group	%	Bank	%
2005	**361**	**0.1**	**176**	**0.1**
2004 (restated)	1,512	0.6	1,257	0.6

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note 20(e) above.

(g) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2005, over 90 per cent of the Group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong (position unchanged from that at 31 December 2004).

20. ADVANCES TO CUSTOMERS (continued)

(h) Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ("HKMA") is as follows:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Gross advances to customers for use in Hong Kong				
Industrial, commercial and financial sectors				
– property development	**16,446**	12,818	**16,168**	12,020
– property investment	**45,964**	44,732	**43,656**	41,745
– financial concerns	**968**	3,996	**961**	3,986
– stockbrokers	**221**	314	**221**	314
– wholesale and retail trade	**5,562**	5,460	**5,546**	5,419
– manufacturing	**7,761**	4,384	**7,633**	4,217
– transport and transport equipment	**11,919**	11,173	**3,173**	2,984
– other	**21,628**	22,010	**20,518**	20,615
	110,469	104,887	**97,876**	91,300
Individuals				
– advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**22,879**	26,386	**782**	927
– advances for the purchase of other residential properties	**81,318**	79,987	**71,055**	66,702
– credit card advances	**7,735**	6,534	**7,735**	6,534
– other	**7,563**	7,122	**7,478**	6,992
	119,495	120,029	**87,050**	81,155
Total gross advances for use in Hong Kong	**229,964**	224,916	**184,926**	172,455
Trade finance	**15,874**	15,539	**15,874**	12,651
Gross advances for use outside Hong Kong	**15,876**	12,109	**15,182**	14,424
Gross advances to customers (note 20(a))	**261,714**	252,564	**215,982**	199,530

(i) Net investments in finance leases

Advances to customers include net investments in equipment leased to customers under finance leases and hire purchase contracts having the characteristics of finance leases. The contracts usually run for an initial period of 5 to 20 years, with an option for acquiring the leased asset at nominal value at the end of the lease period. The total minimum lease payments receivable and their present value at the year-end are as follows:

	Group	
	2005	2004
Finance leases	**82**	68
Hire purchase contracts	**9,569**	8,955
	9,651	9,023

20. ADVANCES TO CUSTOMERS (continued)

(i) Net investments in finance leases (continued)

2005	Group Present value of minimum lease payments receivable	Interest income relating to future periods	Total minimum lease payments receivable
Amounts receivable:			
– within one year	808	451	1,259
– after one year but within five years	2,283	1,485	3,768
– after five years	6,591	2,624	9,215
	9,682	4,560	14,242
Loans impairment allowances	(31)		
Net investments in finance leases and hire purchase contracts	9,651		

2004	Group Present value of minimum lease payments receivable	Interest income relating to future periods	Total minimum lease payments receivable
Amounts receivable:			
– within one year	897	205	1,102
– after one year but within five years	2,553	605	3,158
– after five years	5,584	828	6,412
	9,034	1,638	10,672
Provision for bad and doubtful debt	(11)		
Net investments in finance leases and hire purchase contracts	9,023		

At 31 December 2005, the Bank has finance leases with a present value amounting to HK$0.6 million (2004: Nil). There was no hire purchase contracts maintained by the Bank at the balance sheet date (2004: Nil).

21. FINANCIAL INVESTMENTS

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Available-for-sale at fair value:				
– debt securities	**177,813**	–	**142,067**	–
– equity shares	**1,360**	–	**53**	–
Long-term equity shares at fair value	**–**	1,838	**–**	2
Other financial investments attributable to policyholders:				
– debt securities at fair value	**–**	676	**–**	–
– equity shares at fair value	**–**	1,092	**–**	–
Held-to-maturity debt securities at amortised cost	**10,731**	181,100	**–**	141,723
	189,904	184,706	**142,120**	141,725
Fair value of held-to-maturity debt securities	**10,778**	182,577	**–**	142,708
Treasury bills	**4,816**	4,280	**4,816**	3,923
Certificates of deposit	**27,048**	35,424	**23,118**	30,688
Other debt securities	**156,680**	142,072	**114,133**	107,112
Debt securities	**188,544**	181,776	**142,067**	141,723
Equity shares	**1,360**	2,930	**53**	2
	189,904	184,706	**142,120**	141,725
Debt securities:				
– listed in Hong Kong	**3,008**	5,757	**2,967**	5,720
– listed outside Hong Kong	**1,947**	28,497	**836**	1,629
	4,955	34,254	**3,803**	7,349
– unlisted	**183,589**	147,522	**138,264**	134,374
	188,544	181,776	**142,067**	141,723
Equity shares:				
– listed in Hong Kong	**1,049**	2,040	**–**	–
– listed outside Hong Kong	**186**	503	**–**	–
	1,235	2,543	**–**	–
– unlisted	**125**	387	**53**	2
	1,360	2,930	**53**	2
	189,904	184,706	**142,120**	141,725
Fair value of listed financial investments	**6,209**	36,927	**3,803**	7,451

21. FINANCIAL INVESTMENTS (continued)

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Debt securities				
Issued by public bodies:				
– central governments and central banks	**15,981**	20,134	**15,030**	18,934
– other public sector entities	**8,667**	13,932	**7,010**	9,780
	24,648	34,066	**22,040**	28,714
Issued by other bodies:				
– banks and other financial institutions	**149,557**	128,051	**109,405**	98,074
– corporate entities	**14,339**	19,659	**10,622**	14,935
	163,896	147,710	**120,027**	113,009
	188,544	181,776	**142,067**	141,723
Equity shares				
Issued by corporate entities	**1,360**	2,930	**53**	2
	189,904	184,706	**142,120**	141,725

There was no disposal on held-to-maturity debt securities during the year (2004: Debt securities intended to be held to maturity with an amortised cost of HK$233 million were disposed of prior to maturity and the related loss recognised was HK$5 million).

On adoption of HKAS 39 on 1 January 2005, with the exception of the portfolio of debt securities for life insurance funds, the Group has re-designated all held-to-maturity debt securities with carrying amount of HK$175,002 million at 31 December 2004 as available-for-sale securities, trading assets and financial assets designated at fair value with the carrying amount at 1 January 2005 as follows:

	Group
Available-for-sale financial assets	160,979
Trading assets	12,505
Financial assets designated at fair value	2,524
Carrying amount at 1 January 2005	176,008

In addition, the financial investments attributable to policyholders were re-designated as financial assets designated at fair value with the carrying amount of HK$1,768 million at 1 January 2005.

There was no such re-designation in 2004 as retrospective application of HKAS 39 is not permitted.

22. INVESTMENTS IN SUBSIDIARIES

The principal subsidiaries of the Bank are:

Name of company	Place of incorporation	Principal activities	Issued equity capital
Hang Seng Finance Limited	Hong Kong	Lending	HK$1,000,000,000
Hang Seng Credit Limited	Hong Kong	Lending	HK$200,000,000
Hang Seng Bank (Bahamas) Limited	Bahamas	Banking	US$1,000,000
Hang Seng Finance (Bahamas) Limited	Bahamas	Finance	US$5,000
Hang Seng Bank (Trustee) Limited	Hong Kong	Trustee service	HK$3,000,000
Hang Seng (Nominee) Limited	Hong Kong	Nominee service	HK$100,000
Hang Seng Life Limited	Hong Kong	Retirement benefits and life assurance	HK$470,000,000
Hang Seng Insurance Company Limited	Hong Kong	General insurance	HK$84,184,570
Hang Seng Asset Management Pte Ltd	Singapore	Fund management	SG$2,000,000
Hang Seng Investment Management Limited	Hong Kong	Fund management	HK$10,000,000
Haseba Investment Company Limited	Hong Kong	Investment holding	HK$6,000
Hang Seng Securities Limited	Hong Kong	Stockbroking	HK$26,000,000
Yan Nin Development Company Limited	Hong Kong	Investment holding	HK$100,000
HSI Services Limited	Hong Kong	Compilation and dissemination of the Hang Seng share index	HK$10,000
Hang Seng Real Estate Management Limited	Hong Kong	Property management	HK$10,000

All the above companies are wholly-owned subsidiaries except for Hang Seng Life Limited in which the Bank holds 50 per cent of its shareholding and controls the composition of its board of directors. All subsidiaries are held directly by the Bank except for HSI Services Limited. The principal places of operation are the same as the places of incorporation.

23. INVESTMENTS IN ASSOCIATES

	Group		Bank	
	2005	2004 restated	**2005**	2004
Unlisted investments, at cost	**–**	–	**1,634**	1,634
Share of net assets	**2,611**	1,988	**–**	–
Goodwill	**318**	311	**–**	–
	2,929	2,299	**1,634**	1,634

The principal associates are:

Name of company	Place of incorporation and operation	Principal activity	Group's interest in equity capital	Issued equity capital
Barrowgate Limited	Hong Kong	Property investment	24.64%	HK$10,000
Industrial Bank Co., Ltd.	People's Republic of China	Banking	15.98%	RMB3,999,000,000

The interest in Barrowgate Limited is owned by a subsidiary of the Bank. The interest in Industrial Bank Co., Ltd. is owned directly by the Bank.

23. INVESTMENTS IN ASSOCIATES (continued)

In accordance with HKAS 28, an associate is an entity over which the investor has significant influence, including the power to participate in the financial and operating policy decisions without controlling the management of the investee. Usually a holding of less than 20 per cent is presumed not to have significant influence, unless such influence can be clearly demonstrated, and is treated on an investment basis, with the holding recognised at cost and dividends accounted for as declared.

The Group's investment in Industrial Bank Co., Ltd. (IB) has been accounted for as an associate using the equity method as the Group has representation in both the Board and Executive Committee of IB, and the ability to participate in the decision making process. The Group has recognised its share of IB's net profit from 1 October 2004 to 30 September 2005 based on the most up-to-date accounts available which were prepared in accordance with International Financial Reporting Standards.

The summarised financial information of the associates with the aggregated amount in which the Group's interests have been accounted for:

	2005	2004
Assets	**70,537**	45,925
Liabilities	**(67,926)**	(43,937)
Total operating income	**1,632**	425
Total operating expenses	**(1,132)**	(328)
Profit for the year	**500**	97
Contingent liabilities	**14,783**	10,125

24. INVESTMENT PROPERTIES

The Group's investment properties are stated at fair value as valued by an independent professional valuer on at least an annual basis. The most recent valuation was performed by DTZ Debenham Tie Leung Limited, at 30 September 2005, who confirmed that there had been no material change in valuations at 31 December 2005. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation for investment properties was open market value.

(a) Investment properties

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
At 1 January	**3,383**	2,956	**2,046**	1,820
Disposals	**(116)**	(150)	**(95)**	(143)
Surplus on revaluation credited to:				
– retained profits	**–**	618	**–**	409
– income statement (note 9)	**1,160**	–	**802**	–
Transfers to premises (note 25(a))	**(154)**	(41)	**(109)**	(40)
At 31 December	**4,273**	3,383	**2,644**	2,046
Leaseholds				
Held in Hong Kong				
– long leases (over 50 years unexpired)	**2,442**	1,903	**1,536**	1,128
– medium leases (10 to 50 years unexpired)	**1,830**	1,479	**1,107**	917
Held outside Hong Kong				
– medium leases (10 to 50 years unexpired)	**1**	1	**1**	1
	4,273	3,383	**2,644**	2,046

24. INVESTMENT PROPERTIES (continued)

(b) The Group leases out investment properties under operating leases. The leases typically run for an initial period of 2 years, and may contain an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

Rental income receivable from operating leases amounted to HK$207 million in 2005 (2004: HK$202 million). There was no contingent rental recognised during the year (2004: Nil). The direct operating expenses arising from investment properties were HK$27 million in 2005 (2004: HK$27 million). Of this amount, HK$25 million (2004: HK$24 million) was the direct operating expenses from investment properties that generated rental income.

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

	Group		Bank	
	2005	2004	**2005**	2004
Less than one year	**175**	167	**119**	106
Five years or less but over one year	**77**	108	**57**	77
	252	275	**176**	183

25. PREMISES, PLANT AND EQUIPMENT

The Group's premises were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, at 30 September 2005, who confirmed that there had been no material change in valuations at 31 December 2005. The valuations were carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use.

(a) Movement of premises, plant and equipment

	Group		
2005	Premises	Plant and Equipment	Total
Cost or valuation:			
At 1 January 2005 (as previously reported)	7,673	2,741	10,414
Change in accounting policies	(2,511)	(103)	(2,614)
At 1 January 2005 (restated)	5,162	2,638	7,800
Exchange adjustments	2	2	4
Additions	–	167	167
Disposals	(49)	(113)	(162)
Elimination of accumulated depreciation on revalued premises	(120)	–	(120)
Surplus on revaluation			
– credited to premises revaluation reserve	1,046	–	1,046
– credited to income statement (note 9)	153	–	153
Transfer from investment property (note 24(a))	154	–	154
At 31 December 2005	6,348	2,694	9,042
Accumulated depreciation:			
At 1 January 2005 (as previously reported)	–	(2,328)	(2,328)
Change in accounting policies	–	86	86
At 1 January 2005 (restated)	–	(2,242)	(2,242)
Charge for the year (note 7(k))	(120)	(160)	(280)
Written off on disposal	–	110	110
Elimination of accumulated depreciation on revalued premises	120	–	120
At 31 December 2005	–	(2,292)	(2,292)
Net book value at 31 December 2005	6,348	402	6,750

25. PREMISES, PLANT AND EQUIPMENT (continued)

(a) Movement of premises, plant and equipment (continued)

	Bank		
2005	Premises	Plant and Equipment	Total
Cost or valuation:			
At 1 January 2005 (as previously reported)	6,131	2,718	8,849
Change in accounting policies	(2,511)	(103)	(2,614)
At 1 January 2005 (restated)	3,620	2,615	6,235
Exchange adjustments	2	2	4
Additions	–	166	166
Disposals	(49)	(113)	(162)
Elimination of accumulated depreciation on revalued premises	(83)	–	(83)
Surplus on revaluation			
– credited to premises revaluation reserve	788	–	788
– credited to income statement	11	–	11
Transfer from investment property (note 24 (a))	109	–	109
At 31 December 2005	4,398	2,670	7,068
Accumulated depreciation:			
At 1 January 2005 (as previously reported)	–	(2,308)	(2,308)
Change in accounting policies	–	86	86
At 1 January 2005 (restated)	–	(2,222)	(2,222)
Charge for the year	(83)	(158)	(241)
Written off on disposal	–	110	110
Elimination of accumulated depreciation on revalued premises	83	–	83
At 31 December 2005	–	(2,270)	(2,270)
Net book value at 31 December 2005	4,398	400	4,798

	Group		
2004	Premises	Plant and Equipment	Total
Cost or valuation:			
At 1 January 2004 (as previously reported)	6,181	2,642	8,823
Change in accounting policies	(1,967)	(96)	(2,063)
At 1 January 2004 (restated)	4,214	2,546	6,760
Exchange adjustments	1	–	1
Additions	–	139	139
Disposals	(4)	(47)	(51)
Elimination of accumulated depreciation on revalued premises	(99)	–	(99)
Surplus on revaluation			
– credited to premises revaluation reserve	863	–	863
– credited to income statement (note 9)	146	–	146
Transfer from investment property (note 24(a))	41	–	41
At 31 December 2004 (restated)	5,162	2,638	7,800

25. PREMISES, PLANT AND EQUIPMENT (continued)

(a) Movement of premises, plant and equipment (continued)

	Group		
2004	Premises	Plant and Equipment	Total
Accumulated depreciation:			
At 1 January 2004 (as previously reported)	–	(2,214)	(2,214)
Change in accounting policies	–	79	79
At 1 January 2004 (restated)	–	(2,135)	(2,135)
Charge for the year (note 7(k))	(99)	(157)	(256)
Written off on disposal	–	50	50
Elimination of accumulated depreciation on revalued premises	99	–	99
At 31 December 2004 (restated)	–	(2,242)	(2,242)
Net book value at 31 December 2004 (restated)	5,162	396	5,558

	Bank		
2004	Premises	Plant and Equipment	Total
Cost or valuation:			
At 1 January 2004 (as previously reported)	4,947	2,620	7,567
Change in accounting policies	(1,967)	(96)	(2,063)
At 1 January 2004 (restated)	2,980	2,524	5,504
Additions	–	138	138
Disposals	(4)	(47)	(51)
Elimination of accumulated depreciation on revalued premises	(71)	–	(71)
Surplus on revaluation			
– credited to premises revaluation reserve	662	–	662
– credited to income statement	13	–	13
Transfer from investment property (note 24(a))	40	–	40
At 31 December 2004 (restated)	3,620	2,615	6,235
Accumulated depreciation:			
At 1 January 2004 (as previously reported)	–	(2,194)	(2,194)
Change in accounting policies	–	79	79
At 1 January 2004 (restated)	–	(2,115)	(2,115)
Charge for the year	(71)	(156)	(227)
Written off on disposal	–	49	49
Elimination of accumulated depreciation on revalued premises	71	–	71
At 31 December 2004 (restated)	–	(2,222)	(2,222)
Net book value at 31 December 2004 (restated)	3,620	393	4,013

25. PREMISES, PLANT AND EQUIPMENT (continued)

(b) Terms of lease

The net book value of premises comprises:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Leaseholds				
Held in Hong Kong				
– long leases (over 50 years unexpired)	**1,984**	1,393	**1,339**	911
– medium leases (10 to 50 years unexpired)	**4,293**	3,700	**2,988**	2,640
Held outside Hong Kong				
– long leases (over 50 years unexpired)	**3**	3	**3**	3
– medium leases (10 to 50 years unexpired)	**68**	66	**68**	66
	6,348	5,162	**4,398**	3,620

(c) The carrying amount of all premises which have been stated in the balance sheet would have been as follows had they been stated at cost less accumulated depreciation:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Cost less accumulated depreciation at 31 December	**2,181**	2,084	**1,098**	1,019

26. INTEREST IN LEASEHOLD LAND HELD FOR OWN USE UNDER OPERATING LEASE

In accordance with the Tenth Schedule of the Hong Kong Companies Ordinance, the Group has an interest in leasehold land in Hong Kong held for own use under operating lease. The lease is a medium term lease with 10 to 50 years unexpired. The net book value are as follows:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
At 1 January	**609**	623	**609**	623
Amortisation of prepaid operating lease payment	**(15)**	(14)	**(15)**	(14)
At 31 December	**594**	609	**594**	609

27. INTANGIBLE ASSETS

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Value of in-force long-term assurance business	**1,565**	1,249	**–**	–
Internal developed application software	**56**	–	**56**	–
Other intangible assets	**15**	17	**15**	17
	1,636	1,266	**71**	17

27. INTANGIBLE ASSETS (continued)

(a) Movement of present value of in-force long-term assurance business

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
At 1 January	**1,249**	994	**–**	–
Addition from current year new business	**521**	483	**–**	–
Change in assumption on in-force business	**(55)**	(60)	**–**	–
Movement from in-force business	**(150)**	(168)	**–**	–
At 31 December	**1,565**	1,249	**–**	–

The key assumptions used in the computation of present value of in-force long-term assurance business are as follows:

	2005	2004
Risk free rate	**4.19%**	3.55%
Risk discount rate	**11.0%**	13.5%
Expenses inflation	**3.0%**	3.0%
Average lapse rate		
– 1st year	**5.0%**	10.0%
– 2nd year onwards	**2.0%**	2.0%

(b) Movement of internal developed application software and other intangible assets

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Cost:				
At 1 January	**103**	96	**103**	96
Additions	**64**	8	**64**	8
Disposals	**(3)**	(1)	**(3)**	(1)
At 31 December	**164**	103	**164**	103
Accumulated amortisation:				
At 1 January	**86**	79	**86**	79
Charge for the year (note 7(k))	**9**	8	**9**	8
Written off on disposals	**(2)**	(1)	**(2)**	(1)
At 31 December	**93**	86	**93**	86
Net book value at 31 December	**71**	17	**71**	17

28. OTHER ASSETS

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Items in the course of collection from other banks	**8,068**	4,456	**8,068**	4,456
Prepayments and accrued income	**3,016**	2,420	**2,383**	1,900
Deferred tax assets (note 35)	**9**	11	**–**	–
Non current assets held for sale	**216**	320	**110**	127
Acceptances and endorsements	**2,371**	–	**2,371**	–
Other accounts	**1,545**	2,123	**904**	1,657
	15,225	9,330	**13,836**	8,140

For the purpose of these financial statements, acceptances and endorsements are recognised on the balance sheet at 31 December 2005 in "Other assets" and "Other liabilities" in accordance with HKAS 39.

29. CURRENT, SAVINGS AND OTHER DEPOSIT ACCOUNTS

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Current, savings and other deposit accounts:				
– as per consolidated balance sheet	**430,995**	447,460	**421,518**	438,047
– structured deposits reported as trading liabilities (note 30)	**24,422**	–	**24,422**	–
	455,417	447,460	**445,940**	438,047
By type:				
– demand and current accounts	**27,248**	36,148	**27,248**	36,148
– savings accounts	**188,839**	251,192	**188,839**	251,192
– time and other deposits	**239,330**	160,120	**229,853**	150,707
	455,417	447,460	**445,940**	438,047

On adoption of HKAS 39 on 1 January 2005, a total of HK$7,276 million structured deposits at 31 December 2004 was re-designated as trading liabilities with the carrying amount of HK$7,266 million at 1 January 2005.

30. TRADING LIABILITIES

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Certificates of deposit and other debt securities in issue	**13,616**	–	**13,616**	–
Structured deposits (note 29)	**24,422**	–	**24,422**	–
Short positions in securities	**7,766**	5,840	**7,766**	5,840
	45,804	5,840	**45,804**	5,840

On adoption of HKAS 39 on 1 January 2005, trading liabilities included those designated structured deposits, structured certificates of deposit and other debt securities in issue with the carrying amount of HK$10,701 million at 1 January 2005.

31. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Group		Bank	
	2005	2004	**2005**	2004
4.125% callable fixed rate subordinated notes	**967**	–	**967**	–

During the year, the Group designated on initial recognition of subordinated notes with nominal value of HK$1,000 million at fair value. At 31 December 2005, the difference between the carrying amount and the contractual amount payable at maturity amounted to HK$33 million. The amount of change in the fair value that is not attributable to changes in a benchmark interest rate was HK$0.4 million.

32. CERTIFICATES OF DEPOSIT AND OTHER DEBT SECURITIES IN ISSUE

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Certificates of deposit and other debt securities in issue:				
– as per consolidated balance sheet	**10,023**	16,055	**10,060**	16,110
– structured certificates of deposit and other debt securities in issue reported as trading liabilities (note 30)	**13,616**	–	**13,616**	–
	23,639	16,055	**23,676**	16,110
By type:				
– Certificates of deposit in issue	**22,525**	15,409	**22,562**	15,464
– Other debt securities in issue	**1,114**	646	**1,114**	646
	23,639	16,055	**23,676**	16,110

On adoption of HKAS 39 on 1 January 2005, a total of HK$3,443 million structured certificates of deposits and other debt securities in issue at 31 December 2004 was re-designated as trading liabilities with the carrying amount of HK$3,435 million at 1 January 2005.

33. OTHER LIABILITIES

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Items in the course of transmission to other banks	**6,517**	6,136	**6,517**	6,136
Accruals	**1,653**	2,303	**1,572**	2,093
Acceptances and endorsements	**2,371**	–	**2,371**	–
Other	**3,597**	3,301	**4,652**	4,433
	14,138	11,740	**15,112**	12,662

For the purpose of these financial statements, acceptances and endorsements are recognised on the balance sheet at 31 December 2005 in "Other assets" and "Other liabilities" in accordance with HKAS 39.

34. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS

	Group			Group		
		2005			2004	
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Non-life insurance provisions						
Unearned premiums	174	(47)	127	199	(55)	144
Notified claims	156	(23)	133	162	(21)	141
Claims incurred but not reported	58	(17)	41	62	(19)	43
	388	(87)	301	423	(95)	328
Other	34	(77)	(43)	36	(75)	(39)
Policyholder liabilities						
Life (non-linked)	14,727	(1)	14,726	8,005	(1)	8,004
Life (linked)	186	–	186	192	–	192
	14,913	(1)	14,912	8,197	(1)	8,196
	15,335	(165)	15,170	8,656	(171)	8,485

The movement of liabilities under insurance contracts during the year ended 31 December 2005 was as follows:

(a) Non-life insurance

		Group	
2005	Gross	Reinsurance	Net
Unearned premium provision			
At 1 January	199	(55)	144
Gross written premiums	474	(103)	371
Gross earned premiums	(493)	111	(382)
Exchange and other movements	(6)	–	(6)
At 31 December	174	(47)	127
Notified and incurred but not reported claims			
At 1 January			
– notified claims	162	(21)	141
– claims incurred but not reported	62	(19)	43
	224	(40)	184
Claims paid	(107)	(11)	(118)
Claims incurred	98	9	107
Exchange and other movements	(1)	2	1
	(10)	–	(10)
At 31 December			
– notified claims	156	(23)	133
– claims incurred but not reported	58	(17)	41
	214	(40)	174
	388	(87)	301

34. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS (continued)

(b) Policyholder liabilities

	Group		
2005	Gross	Reinsurance	Net
Life (non-linked)			
At 1 January	8,005	(1)	8,004
Benefits paid	(205)	8	(197)
Claims incurred and movement in policyholders liabilities	6,926	(8)	6,918
Exchange and other movements	1	–	1
At 31 December	14,727	(1)	14,726
Life (linked)			
At 1 January	192	–	192
Benefits paid	(17)	–	(17)
Claims incurred and movement in policyholders liabilities	11	–	11
At 31 December	186	–	186
	14,913	(1)	14,912

The movement of liabilities under insurance contracts during the year ended 31 December 2004 was as follows:

(a) Non-life insurance

	Group		
2004	Gross	Reinsurance	Net
Unearned premium provision			
At 1 January	189	(58)	131
Gross written premiums	519	(106)	413
Gross earned premiums	(504)	108	(396)
Exchange and other movements	(5)	1	(4)
At 31 December	199	(55)	144
Notified and incurred but not reported claims			
At 1 January			
– notified claims	160	(35)	125
– claims incurred but not reported	53	(12)	41
	213	(47)	166
Claims paid	(129)	(20)	(149)
Claims incurred	145	27	172
Exchange and other movements	(5)	–	(5)
	11	7	18
At 31 December			
– notified claims	162	(21)	141
– claims incurred but not reported	62	(19)	43
	224	(40)	184
	423	(95)	328

34. LIABILITIES TO CUSTOMERS UNDER INSURANCE CONTRACTS (continued)

(b) Policyholder liabilities

2004	Group Gross	Group Reinsurance	Group Net
Life (non-linked)			
At 1 January	4,637	(3)	4,634
Benefits paid	(142)	5	(137)
Claims incurred and movement in policyholders liabilities	3,475	(3)	3,472
Exchange and other movements	35	–	35
At 31 December	8,005	(1)	8,004
Life (linked)			
At 1 January	32	–	32
Benefits paid	(8)	–	(8)
Claims incurred and movement in policyholders liabilities	168	–	168
At 31 December	192	–	192
	8,197	(1)	8,196

35. DEFERRED TAX AND CURRENT TAX LIABILITIES

(a) Deferred tax and current tax assets and liabilities represent in the balance sheet as follows:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Included in "Other assets":				
Current taxation recoverable	**14**	2	**–**	–
Deferred taxation (note 28)	**9**	11	**–**	–
	23	13	**–**	–
Included in "Deferred tax and current tax liabilities":				
Provision for Hong Kong profits tax	**441**	508	**412**	463
Provision for taxation outside Hong Kong	**8**	6	**6**	3
Deferred taxation	**1,472**	1,154	**885**	766
	1,921	1,668	**1,303**	1,232

35. DEFERRED TAX AND CURRENT TAX LIABILITIES (continued)

(b) Deferred tax assets and liabilities recognised

The major components of deferred tax (assets)/liabilities recognised in the balance sheets and the movements during the year are as follows:

	Group						
	Depreciation allowances in excess of related depreciation	Revaluation of properties	Impairment losses on financial assets	Fair value adjustments for available-for-sale financial assets	Cash flow hedges	Other	Total
At 1 January 2005							
– as previously reported	21	869	(50)	16	–	174	1,030
– prior year adjustments due to change in accounting policies	–	133	–	–	–	(20)	113
– as restated, before opening balance adjustments	21	1,002	(50)	16	–	154	1,143
– opening adjustment on adoption of HKAS 39	–	–	–	97	2	68	167
At 1 January 2005 (restated)	21	1,002	(50)	113	2	222	1,310
Charged/(credited) to income statement (note 10(a))	27	209	(33)	–	–	79	282
Charged/(credited) to reserves	–	175	–	(243)	(95)	34	(129)
At 31 December 2005	48	1,386	(83)	(130)	(93)	335	1,463
At 1 January 2004							
– as previously reported	20	667	(192)	18	–	78	591
– prior year adjustments due to change in accounting policies	–	155	–	–	–	38	193
At 1 January 2004 (restated)	20	822	(192)	18	–	116	784
Charged/(credited) to income statement (note 10(a))	1	(54)	142	–	–	93	182
Charged/(credited) to reserves	–	234	–	(2)	–	(55)	177
At 31 December 2004 (restated)	21	1,002	(50)	16	–	154	1,143

35. DEFERRED TAX AND CURRENT TAX LIABILITIES (continued)

(b) Deferred tax assets and liabilities recognised (continued)

	Bank						
	Depreciation allowances in excess of related depreciation	Revaluation of properties	Impairment losses on financial assets	Fair value adjustments for available-for-sale financial assets	Cash flow hedges	Other	Total
At 1 January 2005							
– as previously reported	34	804	(39)	–	–	(30)	769
– prior year adjustments due to change in accounting policies	–	17	–	–	–	(20)	(3)
– as restated, before opening balance adjustments	34	821	(39)	–	–	(50)	766
– opening adjustment on adoption of HKAS 39	–	–	–	97	2	63	162
At 1 January 2005 (restated)	34	821	(39)	97	2	13	928
Charged/(credited) to income statement	14	118	(28)	–	–	17	121
Charged/(credited) to reserves	–	130	–	(232)	(95)	33	(164)
At 31 December 2005	48	1,069	(67)	(135)	(93)	63	885
At 1 January 2004							
– as previously reported	33	591	(141)	–	–	(56)	427
– prior year adjustments due to change in accounting policies	–	75	–	–	–	38	113
At 1 January 2004 (restated)	33	666	(141)	–	–	(18)	540
Charged/(credited) to income statement	1	(7)	102	–	–	23	119
Charged/(credited) to reserves	–	162	–	–	–	(55)	107
At 31 December 2004 (restated)	34	821	(39)	–	–	(50)	766

(c) Deferred tax assets not recognised

At balance sheet date, the Group has not recognised deferred tax assets in respect of tax losses of subsidiaries amounted to HK$34 million (2004: HK$34 million) which are considered unlikely to be utilised. The tax losses do not expire under current tax legislation.

(d) Deferred tax liabilities not recognised

There were no deferred tax liabilities not recognised in 2005 (2004: Nil).

36. SUBORDINATED LIABILITIES

		Group		Bank	
		2005	2004	**2005**	2004
Nominal value	Description				
Amount owed to third parties					
HK$1,500 million	Callable floating rate subordinated notes due June 2015	1,495	–	1,495	–
HK$1,000 million	4.125% callable fixed rate subordinated notes due June 2015	967	–	967	–
Amount owed to HSBC Group undertakings					
US$260 million	Callable floating rate subordinated loan debt due December 2015	2,016	–	2,016	–
		4,478	–	4,478	–
Representing:					
– measured at amortised cost		3,511	–	3,511	–
– designated at fair value (note 31)		967	–	967	–
		4,478	–	4,478	–

The above subordinated notes and loan each carries a one-time call option exercisable by the Group on a day falling five years plus one day after the relevant date of issue/drawdown.

The floating rate notes of HK$1,500 million bear interest at the rate of three-month HIBOR plus 0.35 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month HIBOR plus 0.85 per cent, payable quarterly.

The fixed rate notes of HK$1,000 million bear interest at the rate of 4.125 per cent per annum, payable semi-annually from the issue date to the call option date. The notes, if not redeemed on the call option date, will become floating rate notes bearing interest at the rate of three-month HIBOR plus 0.825 per cent payable quarterly.

The fixed rate notes are reported as financial liabilities designated at fair value together with the interest rate swap transacted to manage the interest rate risk.

The floating rate subordinated loan debt of US$260 million bears interest at the rate of three-month LIBOR plus 0.31 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the loan is not repaid on the call option date, the interest rate will be reset to three-month LIBOR plus 0.81 per cent, payable quarterly.

37. SHARE CAPITAL

Authorised:

The authorised share capital of the Bank is HK$11,000 million (2004: HK$11,000 million) divided into 2,200 million shares (2004: 2,200 million shares) of HK$5 each.

	2005	2004
Issued and fully paid:		
1,911,842,736 shares (2004: 1,911,842,736 shares) of HK$5 each	9,559	9,559

During the year, the Bank made no repurchase of its own shares (2004: Nil).

38. RESERVES

2005	Group	Bank	Associates
Retained profits	26,052	15,562	1,097
Premises revaluation reserve	3,543	2,844	–
Cash flow hedges reserve	(483)	(446)	–
Available-for-sale investments reserve	(17)	(635)	167
Capital redemption reserve	99	99	–
Other reserves	185	150	31
Total reserves	29,379	17,574	1,295

Retained profits			
At 1 January 2005			
– as previously reported	21,395	13,229	156
– prior year adjustments due to change in accounting policies	2,461	1,431	516
– as restated, before opening balance adjustments	23,856	14,660	672
– opening balance adjustments on adoption of HKAS 39	533	509	–
At 1 January 2005 (restated)	24,389	15,169	672
Exchange and other adjustments	(2)	–	–
Profit attributable to shareholders	11,342	10,080	500
Dividends	(9,942)	(9,942)	(75)
Transfer from premises revaluation reserve			
– depreciation on revaluation surplus	58	48	–
– realisation of revaluation surplus on disposal of premises	49	49	–
Actuarial gains on defined benefit plans	158	158	–
At 31 December 2005	26,052	15,562	1,097

Premises revaluation reserve, net of deferred tax			
At 1 January 2005			
– as previously reported	4,281	3,784	–
– prior year adjustments due to change in accounting policies	(1,503)	(1,503)	–
At 1 January 2005 (restated)	2,778	2,281	–
Unrealised surplus on revaluation	863	651	–
Transfer to retained profits			
– depreciation on revaluation surplus	(58)	(48)	–
– realisation of revaluation surplus on disposal of premises	(40)	(40)	–
At 31 December 2005	3,543	2,844	–

38. RESERVES (continued)

2005	Group	Bank	Associates
Investment properties revaluation reserve			
At 1 January 2005			
– as previously reported	3,283	2,007	–
– prior year adjustments due to change in accounting policies	(3,283)	(2,007)	–
At 1 January 2005 (restated) and 31 December 2005	–	–	–
Cash flow hedges reserve			
At 1 January 2005			
– as previously reported	–	–	–
– opening balance adjustments for the adoption of HKAS 39	9	9	–
At 1 January 2005 (restated)	9	9	–
Change in fair value	(492)	(455)	–
At 31 December 2005	(483)	(446)	–
Available-for-sale reserve			
At 1 January 2005			
– transfer from long-term equity investment revaluation reserve	935	–	–
– opening balance adjustments for the adoption of HKAS 39	523	456	–
At 1 January 2005 (restated)	1,458	456	–
Change in fair value	(988)	(1,264)	167
Transfer to income statement on disposal	(487)	173	–
At 31 December 2005	(17)	(635)	167
Capital redemption reserve			
At 1 January and 31 December 2005	99	99	–
Other reserves			
At 1 January 2005			
– as previously reported	–	–	–
– prior year adjustments due to change in accounting policies	69	66	–
At 1 January 2005 (restated)	69	66	–
Foreign exchange reserve	50	20	31
Employees' options granted cost free by ultimate holding company	64	64	–
Others	2	–	–
At 31 December 2005	185	150	31
Total reserves at 31 December 2005	29,379	17,574	1,295

38. RESERVES (continued)

2004	Group restated	Bank restated	Associates restated
Retained profits	23,856	14,660	672
Premises revaluation reserve	2,778	2,281	–
Long-term equity investment revaluation reserve	935	–	–
Capital redemption reserve	99	99	–
Other reserves	69	66	–
Total reserves	27,737	17,106	672

Retained profits			
At 1 January 2004			
– as previously reported	19,720	11,943	90
– prior year adjustments due to change in accounting policies	2,255	1,522	379
At 1 January 2004 (restated)	21,975	13,465	469
Exchange and other adjustments	6	2	–
Profit attributable to shareholders	11,364	10,987	97
Dividends	(9,942)	(9,942)	(21)
Transfer from premises revaluation reserve			
– depreciation on revaluation surplus	46	41	–
– realisation of revaluation surplus on disposal of premises	2	2	–
Realisation of revaluation surplus on disposal of investment property	26	25	–
Unrealised surplus on investment properties	637	338	127
Actuarial losses on defined benefit plans	(258)	(258)	–
At 31 December 2004 (restated)	23,856	14,660	672
Premises revaluation reserve, net of deferred tax			
At 1 January 2004			
– as previously reported	3,123	2,787	–
– prior year adjustments due to change in accounting policies	(1,009)	(1,009)	–
At 1 January 2004 (restated)	2,114	1,778	–
Unrealised surplus on revaluation	712	546	–
Transfer to retained profits			
– depreciation charge on revaluation	(46)	(41)	–
– realisation on disposal of premises properties	(2)	(2)	–
At 31 December 2004 (restated)	2,778	2,281	–

38. RESERVES (continued)

2004	Group restated	Bank restated	Associates restated
Investment properties revaluation reserve			
At 1 January 2004			
– as previously reported	2,690	1,774	459
– prior year adjustments due to change in accounting policies	(2,690)	(1,774)	(459)
At 1 January 2004 (restated) and 31 December 2004 (restated)	–	–	–
Long-term equity investment revaluation reserve, net of deferred tax			
At 1 January 2004	1,009	–	–
Unrealised surplus on revaluation	332	–	–
Revaluation gain recognised in income statement on disposal of long-term equity investments	(406)	–	–
At 31 December 2004	935	–	–
Capital redemption reserve			
At 1 January and 31 December 2004	99	99	–
Other reserves			
At 1 January 2004			
– as previously reported	–	–	–
– prior year adjustments due to change in accounting policies	20	20	–
At 1 January 2004 (restated)	20	20	–
Employees' options granted cost free by ultimate holding company	46	46	–
Others	3	–	–
At 31 December 2004 (restated)	69	66	–
Total reserves at 31 December 2004 (restated)	27,737	17,106	672

"Premises revaluation reserve", "Cash flow hedges reserve", "Available-for-sale reserve", "Capital redemption reserve" and "Other reserves" do not represent realised profits and are not available for distribution.

The Bank and its banking subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting", the Group has earmarked a "Regulatory reserve" of HK$510 million (2004: Nil) from retained profits.

39. RECONCILIATION OF CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash flow from operating activities

	2005	2004 restated
Operating profit	11,068	12,598
Net interest income	(11,068)	(10,005)
Dividend income	(60)	(89)
Loans impairment charges/(releases) and other credit risk provisions	618	(777)
Depreciation	280	256
Amortisation of intangible assets	9	8
Amortisation of available-for-sale investments	12	–
Amortisation of held-to-maturity debt securities	–	426
Advances written off net of recoveries	(575)	(577)
Interest received	13,578	9,369
Interest paid	(7,443)	(2,646)
Operating profit before changes in working capital	6,419	8,563
Change in placings with and advances to banks maturing after one month	2,534	2,658
Change in trading assets	3,983	(2,541)
Change in financial assets designated at fair value	1,060	–
Change in derivative financial instruments	(395)	(88)
Change in advances to customers	(8,857)	(21,244)
Change in available-for-sale investments	8,113	–
Change in held-to-maturity debt securities	–	(1,590)
Change in other assets	(11,929)	(4,000)
Change in current, savings and other deposit accounts	(9,189)	15,307
Change in deposits from banks	110	8,938
Change in trading liabilities	29,263	4,326
Change in certificates of deposit and other debt securities in issue	(2,589)	8,168
Change in other liabilities	9,423	4,955
Elimination of exchange differences and other non-cash items	315	(4,904)
Cash generated from operating activities	28,261	18,548
Taxation paid	(1,421)	(925)
Net cash inflow from operating activities	26,840	17,623

(b) Analysis of the balances of cash and cash equivalents

	2005	2004 restated
Cash and balances with banks and other financial institutions	9,201	7,248
Placings with and advances to banks and other financial institutions maturing within one month	53,294	57,071
Treasury bills	3,018	47
Certificates of deposit	–	2,685
	65,513	67,051

40. CONTINGENT LIABILITIES, COMMITMENTS AND DERIVATIVES

(a) Contract amount, credit equivalent amount and risk-weighted amount

	Group		
2005	Contract amount	Credit equivalent amount	Risk-weighted amount
Contingent liabilities:			
Guarantees	4,133	3,907	3,131
Commitments:			
Documentary credits and short-term trade-related transactions	7,402	1,480	1,480
Undrawn formal standby facilities, credit lines and other commitments to lend:			
– under one year	109,369	–	–
– one year and over	20,385	10,193	9,158
Other	220	220	220
	137,376	11,893	10,858
Exchange rate contracts:			
Spot and forward foreign exchange	188,088	1,426	333
Other exchange rate contracts	15,176	193	48
	203,264	1,619	381
Interest rate contracts:			
Interest rate swaps	161,083	1,472	308
Other interest rate contracts	4,255	20	4
	165,338	1,492	312
Other derivative contracts	1,194	86	17

	Bank		
2005	Contract amount	Credit equivalent amount	Risk-weighted amount
Contingent liabilities:			
Guarantees	4,533	4,308	3,531
Commitments:			
Documentary credits and short-term trade-related transactions	7,402	1,480	1,480
Undrawn formal standby facilities, credit lines and other commitments to lend:			
– under one year	109,089	–	–
– one year and over	20,205	10,103	9,068
Other	44	44	44
	136,740	11,627	10,592
Exchange rate contracts:			
Spot and forward foreign exchange	191,433	1,459	349
Other exchange rate contracts	15,176	193	48
	206,609	1,652	397
Interest rate contracts:			
Interest rate swaps	151,982	1,343	282
Other interest rate contracts	4,255	20	4
	156,237	1,363	286
Other derivative contracts	1,194	86	17

40. CONTINGENT LIABILITIES, COMMITMENTS AND DERIVATIVES (continued)

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

	Group		
2004 (restated)	Contract amount	Credit equivalent amount	Risk-weighted amount
Contingent liabilities:			
Guarantees	7,039	6,764	3,429
Commitments:			
Documentary credits and short-term trade-related transactions	9,020	1,844	1,805
Undrawn formal standby facilities, credit lines and other commitments to lend:			
– under one year	86,714	–	–
– one year and over	23,677	11,839	10,460
Other	38	38	38
	119,449	13,721	12,303
Exchange rate contracts:			
Spot and forward foreign exchange	138,269	1,066	298
Other exchange rate contracts	23,158	323	106
	161,427	1,389	404
Interest rate contracts:			
Interest rate swaps	120,603	1,421	347
Other interest rate contracts	5,067	15	6
	125,670	1,436	353
Other derivative contracts	1,373	46	23

	Bank		
2004 (restated)	Contract amount	Credit equivalent amount	Risk-weighted amount
Contingent liabilities:			
Guarantees	7,440	7,164	3,830
Commitments:			
Documentary credits and short-term trade-related transactions	9,020	1,844	1,805
Undrawn formal standby facilities, credit lines and other commitments to lend:			
– under one year	85,910	–	–
– one year and over	23,400	11,700	10,321
Other	17	17	17
	118,347	13,561	12,143
Exchange rate contracts:			
Spot and forward foreign exchange	141,384	1,098	314
Other exchange rate contracts	23,158	323	106
	164,542	1,421	420
Interest rate contracts:			
Interest rate swaps	113,692	1,336	330
Other interest rate contracts	5,067	15	6
	118,759	1,351	336
Other derivative contracts	1,373	46	23

40. CONTINGENT LIABILITIES, COMMITMENTS AND DERIVATIVES (continued)

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance ("the Third Schedule") on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

In accordance with the Third Schedule, contingent liabilities and commitments are credit-related instruments which include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

For the purpose of these financial statements, acceptances and endorsements are recognised on the balance sheet at 31 December 2005 in "Other assets" and "Other liabilities" in accordance with HKAS 39. For the purpose of the Third Schedule, these acceptances and endorsements are included in the capital adequacy calculation as if they were contingencies.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive marked-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Derivative financial instruments are held for trading, as financial instruments designated at fair value, or designated as either fair value hedge or cash flow hedges. The following table shows the nominal value and marked-to-market assets and liabilities of each class of derivatives.

	Group **2005**		Group 2004	
	Trading/ designated at fair value	Hedging	Trading	Non-trading
Contract amounts:				
Interest rate contracts	102,233	63,105	54,755	70,915
Exchange rate contracts	203,264	–	161,117	310
Other derivative contracts	1,194	–	1,373	–
	306,691	63,105	217,245	71,225
Derivative assets:				
Interest rate contracts	481	454	519	–
Exchange rate contracts	776	–	1,160	–
Other derivative contracts	4	–	5	–
	1,261	454	1,684	–
Derivative liabilities:				
Interest rate contracts	998	457	477	–
Exchange rate contracts	310	–	796	–
Other derivative contracts	27	–	–	–
	1,335	457	1,273	–

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

In addition to the above, the Bank enters into guarantees and letters of support on behalf of other Group entities in the normal course of business.

41. ASSETS PLEDGED AS SECURITY FOR LIABILITIES

At 31 December 2005, liabilities of the Group amounting to HK$7,858 million (2004: HK$5,697 million) and of the Bank amounting to HK$7,858 million (2004: HK$5,697 million) were secured by the deposit of assets, mainly related to sale and repurchase arrangements. The amounts of assets pledged by the Group to secure these liabilities was HK$7,997 million (2004: HK$5,742 million) and by the Bank was HK$7,997 million (2004: HK$5,742 million) respectively and mainly comprised items included in "Trading assets" and "Financial investments". In addition, the amount of debt securities deposited with central depositories by the Group to facilitate the settlement processes was HK$6,780 million (2004: HK$7,980 million) and by the Bank was HK$6,780 million (2004: HK$7,980 million) respectively.

42. CAPITAL COMMITMENTS

	Group		Bank	
	2005	2004	**2005**	2004
Expenditure authorised and contracted for	113	81	111	77

43. LEASE COMMITMENTS

The Group leases certain properties and equipment under operating leases. The leases typically run for an initial period of one to five years and may include an option to renew the lease when all terms are renegotiated. None of these leases includes contingent rentals.

The total future minimum lease payments payable under non-cancellable operating leases are as follows:

	Group		Bank	
	2005	2004	**2005**	2004
Within one year	191	163	191	163
Between one and five years	409	130	409	129
	600	293	600	292

44. EMPLOYEE RETIREMENT BENEFITS

(a) Defined benefit schemes

The Group operates three defined benefit schemes, the Hang Seng Bank Limited Defined Benefit Scheme ("HSBDBS"), which is the principal scheme which covers about 80 per cent of the Group's employees, and two other schemes, the Hang Seng Bank Limited Pension Scheme ("HSBPS") and the Hang Seng Bank Limited Non-contributory Terminal Benefits Scheme ("HSBNTBS"). HSBDBS was closed to new entrants with effect from 1 April 1999, and HSBPS and HSBNTBS was closed to new entrants with effect from 31 December 1986.

These schemes are funded defined benefit schemes and are administered by trustees with assets held separately from those of the Group. The Group makes contributions to these schemes in accordance with the recommendation of qualified actuary based on annual actuarial valuations. The latest annual actuarial valuations at 31 December 2005 was performed by E Chiu, fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Ltd, a fellow subsidiary company of the Bank, using the Projected Unit Credit Method. The amounts recognised in the balance sheet at year-end and retirement benefits costs recognised in the income statement for the year in respect of these defined benefit schemes are set out below.

(i) The amounts recognised in the balance sheets are as follows:

		Group and Bank	
2005	HSBDBS	HSBPS	HSBNTBS
Present value of funded obligations	3,571	167	4
Fair value of scheme assets	(3,947)	(221)	(31)
Net assets recognised in the balance sheet	(376)	(54)	(27)
Obligations covered by plan assets (%)	111	132	775

44. EMPLOYEE RETIREMENT BENEFITS (continued)

(a) Defined benefit schemes (continued)

		Group and Bank	
2004 (restated)	HSBDBS	HSBPS	HSBNTBS
Present value of funded obligations	3,663	182	4
Fair value of scheme assets	(3,737)	(220)	(32)
Net assets recognised in the balance sheet	(74)	(38)	(28)
Obligations covered by plan assets (%)	102	121	800

The scheme assets of HSBDBS included ordinary shares issued by HSBC Holdings plc with a fair value of HK$168 million (2004: HK$174 million). Other than that, the scheme assets of HSBPS did not include any financial instruments issued by the Bank and its ultimate holding company at 31 December 2005 (2004: Nil).

(ii) Movements in the net assets recognised in the balance sheets are as follows:

		Group and Bank	
2005	HSBDBS	HSBPS	HSBNTBS
At 1 January (restated)	**(74)**	**(38)**	**(28)**
Contributions paid	**(225)**	**(8)**	**–**
Net expense recognised in the income statement	**108**	**(1)**	**–**
Actuarial (gains)/losses	**(185)**	**(7)**	**1**
Net assets at 31 December	**(376)**	**(54)**	**(27)**

		Group and Bank	
2004	HSBDBS	HSBPS	HSBNTBS
At 1 January			
– as previously reported	(37)	(37)	(28)
– change in accounting policies	(215)	–	–
At 1 January (restated)	(252)	(37)	(28)
Contributions paid	(276)	(9)	–
Net expense recognised in the income statement	147	1	–
Actuarial losses	307	7	–
Net assets at 31 December (restated)	(74)	(38)	(28)

(iii) Amounts recognised in the income statement are as follows:

		Group	
2005	HSBDBS	HSBPS	HSBNTBS
Current service cost	**187**	**1**	**–**
Interest cost	**148**	**7**	**–**
Expected return on scheme assets	**(227)**	**(9)**	**–**
Net expense for the year (note 7(k))	**108**	**(1)**	**–**
Actual return on scheme assets	**294**	**10**	**–**

44. EMPLOYEE RETIREMENT BENEFITS (continued)

(a) Defined benefit schemes (continued)

		Group	
2004	HSBDBS	HSBPS	HSBNTBS
Current service cost	178	1	–
Interest cost	170	10	–
Expected return on scheme assets	(201)	(10)	–
Net expense for the year (note 7(k))	147	1	–
Actual return on scheme assets	284	8	–

(iv) The principal actuarial assumptions used as at 31 December 2005 (expressed as weighted averages) are as follows:

		Group and Bank	
	HSBDBS	HSBPS	HSBNTBS
2005	%	%	%
Discount rate	**4.2**	**4.2**	**4.2**
Expected rate of return on scheme assets	**6.0**	**4.0**	**2.0**
Expected rate of salary increases	**3.0**	**3.0**	**3.0**
Expected rate of pension increases	**–**	**1.5**	**–**

		Group and Bank	
	HSBDBS	HSBPS	HSBNTBS
2004	%	%	%
Discount rate	4.0	5.0	5.0
Expected rate of return on scheme assets	6.0	4.5	2.0
Expected rate of salary increases	3.0	3.0	3.0
Expected rate of pension increases	–	3.0	–

(b) Defined contribution schemes

The principal defined contribution scheme for Group employees joining on or after 1 April 1999 is the HSBC Group Hong Kong Local Staff Defined Contribution Scheme. The Group also operates three other defined contribution schemes, the Hang Seng Bank Provident Fund Scheme which was closed to new entrants since 31 December 1986, the Hang Seng Insurance Company Limited Employees' Provident Fund and the Hang Seng Bank (Bahamas) Limited Defined Contribution Scheme for employees of the respective subsidiaries. The Bank and relevant Group entities also participated in mandatory provident fund schemes ("MPF schemes") registered under the Hong Kong Mandatory Provident Fund Ordinance, which are also defined contribution schemes.

Contributions made in accordance with the relevant scheme rules to these defined contribution schemes (including MPF schemes) are charged to the income statement as below:

	2005	2004
Amounts charged to the income statement (note 7(k))	**30**	21

45. SHARE-BASED PAYMENTS

The Group participated in three share compensation plans operated by the HSBC Group for acquiring of HSBC Holdings plc shares. They are the Savings-Related Share Option Plan, Executive/Group Share Option Plan and Restricted Share Plan. Analysis of the movement in the number of share options and exercise price of these plans is set out below.

45. SHARE-BASED PAYMENTS (continued)

(a) Savings-Related Share Option Plan (Equity-settled)

The Savings-Related Share Option Plan invites eligible employees to enter into savings contracts to save Hong Kong dollar equivalent of up to £250 per month, with the option to use the savings to acquire shares. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is at a 20 per cent discount to the market value at the date of grant.

(i) Movements in the number of share options held by employees are as follows:

	2005		2004	
	Weighted average exercise price £	Number ('000)	Weighted average exercise price £	Number ('000)
At 1 January	**5.93**	**5,671**	5.55	8,098
Granted in the year	**6.68**	**1,551**	6.47	2,024
Exercised in the year	**6.07**	**(1,301)**	5.66	(4,133)
Less: Lapsed in the year	**5.93**	**(355)**	5.55	(318)
At 31 December	**6.10**	**5,566**	5.93	5,671
Amounts charged to the income statement (note 7(k))		**44**		30
Options vested at 31 December		**–**		12

(ii) Details of share options granted during the year:

Exercise period	Exercise price £	**2005** Number ('000)	2004 Number ('000)
1 Aug 2005 to 31 Jan 2006	6.32	**–**	1
1 Aug 2007 to 31 Jan 2008	6.47	**–**	1,569
1 Aug 2008 to 31 Jan 2009	5.35	**–**	3
1 Aug 2008 to 31 Jan 2009	6.68	**1,234**	–
1 Aug 2009 to 31 Jan 2010	6.47	**–**	451
1 Aug 2010 to 31 Jan 2011	6.68	**317**	–
		1,551	2,024

(iii) Details of share options exercised during the year:

Exercise period	Exercise price £	Proceeds received (£'000)	**2005** Number ('000)	2004 Number ('000)
1 Aug 2004 to 31 Jan 2005	5.40	17,935	**–**	3,322
1 Aug 2004 to 31 Jan 2005	6.75	5,475	**–**	811
1 Aug 2004 to 31 Jan 2005	5.40	41	**8**	–
1 Aug 2004 to 31 Jan 2005	6.75	26	**4**	–
1 Aug 2005 to 31 Jan 2006	6.03	6,686	**1,108**	–
1 Aug 2005 to 31 Jan 2006	6.32	1,143	**181**	–
			1,301	4,133

45. SHARE-BASED PAYMENTS (continued)

(a) Savings-Related Share Option Plan (Equity-settled) (continued)

(iv) Terms of share options at balance sheet date

Exercise period	Exercise price £	**2005** Number ('000)	2004 Number ('000)
1 Aug 2004 to 31 Jan 2005	5.40	–	8
1 Aug 2004 to 31 Jan 2005	6.75	–	4
1 Aug 2005 to 31 Jan 2006	6.03	–	1,118
1 Aug 2005 to 31 Jan 2006	6.32	–	188
1 Aug 2006 to 31 Jan 2007	6.75	**95**	98
1 Aug 2006 to 31 Jan 2007	5.35	**1,795**	1,919
1 Aug 2007 to 31 Jan 2008	6.32	**32**	32
1 Aug 2007 to 31 Jan 2008	6.47	**1,401**	1,500
1 Aug 2008 to 31 Jan 2009	5.35	**334**	358
1 Aug 2008 to 31 Jan 2009	6.68	**1,176**	–
1 Aug 2009 to 31 Jan 2010	6.47	**431**	446
1 Aug 2010 to 31 Jan 2011	6.68	**302**	–
		5,566	5,671

(b) Executive/Group Share Option Plan (Equity-settled)

Executive Share Option Plan (for options granted in 1999 and 2000) and Group Share Option Plan (for options granted in 2001 to 2004) were issued by the HSBC Holdings plc and awarded to high performing employees of the Group on a discretionary basis. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Exercise of the options, is also subject to the attainment of a corporate performance condition. The Group Share Option Plan has been closed since 2004.

(i) Movements in the number of share options held by employees are as follows:

	2005		2004	
	Weighted average exercise price £	Number ('000)	Weighted average exercise price £	Number ('000)
At 1 January	**7.76**	**5,935**	6.35	5,239
Granted in the year	**n.a.**	**–**	8.18	1,421
Exercised in the year	**7.45**	**(617)**	7.06	(519)
Less: Lapsed in the year	**7.76**	**(287)**	6.35	(206)
At 31 December	**7.80**	**5,031**	7.76	5,935
Amounts charged to the income statement (note 7(k))		**20**		16
Options vested at 31 December		**2,803**		2,475

45. SHARE-BASED PAYMENTS (continued)

(b) Executive/Group Share Option Plan (Equity-settled) (continued)

(ii) Details of share options granted during the year:

Exercise period	Exercise price £	**2005** Number ('000)	2004 Number ('000)
1 Apr 1999 to 31 Mar 2006	3.33	–	9
24 Mar 2000 to 23 Apr 2007	5.02	–	8
16 Mar 2001 to 15 Mar 2008	6.28	–	8
29 Mar 2002 to 28 Mar 2009	6.38	–	30
3 Apr 2003 to 2 Apr 2010	7.46	–	5
23 Apr 2004 to 22 Apr 2011	8.71	–	5
7 May 2005 to 6 May 2012	8.41	–	5
30 Apr 2007 to 29 Apr 2017	8.28	–	1,351
		–	1,421

(iii) Details of share options exercised during the year:

Exercise period	Exercise price £	Proceeds received (£'000)	**2005** Number ('000)	2004 Number ('000)
1 Apr 1999 to 31 Mar 2006	3.33	30	**9**	–
16 Mar 2001 to 15 Mar 2008	6.28	47	**8**	–
29 Mar 2002 to 28 Mar 2009	6.38	1,359	**213**	279
3 Apr 2003 to 2 Apr 2010	7.46	981	**131**	166
23 Apr 2004 to 22 Apr 2011	8.71	911	**105**	71
30 Aug 2004 to 29 Aug 2011	8.23	–	–	3
7 May 2005 to 6 May 2012	8.41	1,269	**151**	–
			617	519

(iv) Terms of share options at balance sheet date

Exercise period	Exercise price £	**2005** Number ('000)	2004 Number ('000)
1 Apr 1999 to 31 Mar 2006	3.33	–	9
24 Mar 2000 to 23 Apr 2007	5.02	**8**	8
16 Mar 2001 to 15 Mar 2008	6.28	–	8
29 Mar 2002 to 28 Mar 2009	6.38	**544**	765
3 Apr 2003 to 2 Apr 2010	7.46	**516**	652
23 Apr 2004 to 22 Apr 2011	8.71	**896**	1,033
7 May 2005 to 6 May 2012	8.41	**839**	1,012
2 May 2006 to 1 May 2013	6.91	**1,047**	1,156
30 Apr 2007 to 29 Apr 2017	8.28	**1,181**	1,292
		5,031	5,935

45. SHARE-BASED PAYMENTS (continued)

(c) Calculation of fair values

The recognition of compensation cost of share option is based on the fair value of the options on grant date. The calculation of the fair value of HSBC share option is centrally managed by HSBC Holdings plc. Fair values of share options, measured at the date of grant of the options are calculated using a binomial lattice model methodology that is based on the underlying assumptions of the Black-Scholes model. When modelling options with vesting dependent on HSBC's Total Shareholder Return over a period, these performance targets are incorporated into the model using Monte-Carlo simulation. The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used.

The significant weighted average assumptions used to estimate the fair value of the options granted in 2005 are as follows:

	Executive/ Group Share Option Plan	3-year Savings-Related Share Option Plan	5-year Savings-Related Share Option Plan
Risk-free interest rate (%)	**4.6**	**4.3**	**4.3**
Expected life (years)	**7.8**	**3.0**	**5.0**
Expected volatility (%)	**20.0**	**20.0**	**20.0**

The risk-free rate was determined from the UK gilts yield curve for Group Share Option Plan and Savings-Related Share Option Plan awards. Expected life is not a single input parameter but a function of various behavioural assumptions. Expected volatility is estimated by considering both historic average share price volatility and implied volatility derived from traded options over HSBC shares of similar maturity to those of the employee options. Expected dividend yield was based on historic levels of dividend growth.

(d) Restricted Share Plan

Conditional awards under the Restricted Share Plan have been in operation since 1996. Upto and including 2004, restricted shares are granted with vesting criteria subject to attaining the HSBC Group targets. Commencing 2005, the award is generally granted with a vesting period of 3 years from the year of award. The fair value of the shares awarded is charged to the income statement as share compensation cost over the period the performance conditions applied.

	2005 Number ('000)	2004 Number ('000)
At 1 January	**459**	379
Additions during the year	**141**	152
Less: Released in the year	**(48)**	(72)
Less: Lapsed in the year	**(202)**	–
At 31 December	**350**	459
Amounts charged to the income statement (note 7(k))	**6**	2

The weighted average purchase price for shares purchased for conditional awards under the Restricted Share Plan is £8.07 (2004: £7.91). The closing price of the HSBC Holdings plc share at 31 December 2005 was £9.33 (2004: £8.79).

The weighted average remaining vesting period as at 31 December 2005 was 2.10 years (2004: 2.61 years).

46. CROSS-BORDER CLAIMS

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

2005	Banks & other financial institutions	Sovereign & public sector entities	Other	Total
Asia Pacific excluding Hong Kong:				
– Australia	23,961	144	712	24,817
– Other	38,140	1,447	6,882	46,469
	62,101	1,591	7,594	71,286
The Americas:				
– Canada	16,229	3,976	1,677	21,882
– Other	13,182	2,460	10,712	26,354
	29,411	6,436	12,389	48,236
Western Europe:				
– United Kingdom	23,008	–	7,842	30,850
– Other	81,089	1,430	6,207	88,726
	104,097	1,430	14,049	119,576

2004	Banks & other financial institutions	Sovereign & public sector entities	Other	Total
Asia Pacific excluding Hong Kong:				
– Australia	21,429	62	1,223	22,714
– Other	26,222	1,530	5,432	33,184
	47,651	1,592	6,655	55,898
The Americas:				
– Canada	19,748	4,957	1,556	26,261
– Other	11,320	2,744	10,252	24,316
	31,068	7,701	11,808	50,577
Western Europe:				
– United Kingdom	23,794	16	5,945	29,755
– Other	76,926	2,063	5,711	84,700
	100,720	2,079	11,656	114,455

47. CAPITAL ADEQUACY RATIOS

The Group's capital adequacy ratios adjusted for market risk at 31 December, calculated in accordance with the guideline "Maintenance of Adequate Capital Against Market Risk" issued by the Hong Kong Monetary Authority, are as follows:

	2005	2004
Adjusted total capital ratio	12.8%	12.0%
Adjusted tier 1 capital ratio	10.4%	10.8%

The Group's capital adequacy ratios at 31 December, calculated in accordance with the Third Schedule of the Hong Kong Banking Ordinance, are as follows:

	2005	2004
Total capital ratio	12.8%	12.1%
Tier 1 capital ratio	10.4%	10.8%

In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting", the Group has earmarked a "Regulatory reserve" of HK$510 million from retained profits (2004: Nil). This regulatory reserve is included as tier 2 capital together with the Bank's collective impairment allowances.

48. LIQUIDITY RATIO

The Group's average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2005	2004
The Bank and its major banking subsidiaries	45.1%	47.2%

49. MATERIAL RELATED-PARTY TRANSACTIONS

(a) Immediate holding company and fellow subsidiary companies

In 2005, the Group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions.

The Group used the IT of, and shared an automated teller machine network with, its immediate holding company and used certain processing services of fellow subsidiaries on a cost recovery basis. The Group also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and the Bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an arm's length basis.

49. MATERIAL RELATED-PARTY TRANSACTIONS (continued)

(a) Immediate holding company and fellow subsidiary companies (continued)

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:

	Group					
	Immediate holding company and its subsidiaries		Fellow subsidiaries		Associates	
	2005	2004 restated	**2005**	2004 restated	**2005**	2004 restated
Interest income	**159**	82	**8**	1	**3**	–
Interest expense	**(208)**	(78)	**(38)**	(13)	**(1)**	–
Other operating income/(expense)	**44**	86	**(3)**	(2)	**–**	–
Operating expenses	**(633)**	(527)	**(127)**	(83)	**(10)**	(8)
Amounts due from:						
Cash and balances with banks and other financial institutions	**46**	12	**672**	1,215	**1**	–
Placings with and advances to banks and other financial institutions	**2,785**	2,416	**710**	–	**78**	31
Trading assets	**50**	–	**–**	–	**–**	–
Derivative financial instruments	**101**	134	**44**	43	**–**	–
Financial assets designated at fair value	**2,299**	–	**–**	–	**–**	–
Advances to customers	**–**	–	**–**	–	**233**	233
Financial investments	**1,135**	1,728	**–**	–	**–**	–
Other assets	**27**	46	**2**	1	**–**	–
	6,443	4,336	**1,428**	1,259	**312**	264
Amounts due to:						
Current, savings and other deposit accounts	**41**	33	**126**	132	**14**	17
Deposits from banks	**4,972**	3,241	**164**	60	**–**	–
Derivative financial instruments	**411**	211	**77**	97	**–**	–
Subordinated liabilities	**2,016**	–	**–**	–	**–**	–
Other liabilities	**286**	115	**75**	42	**–**	–
	7,726	3,600	**442**	331	**14**	17
Derivative contracts:						
Contract amount	**35,364**	20,194	**12,308**	15,074	**–**	–
Credit equivalent amount	**355**	343	**106**	141	**–**	–
Risk-weighted amount	**71**	69	**21**	28	**–**	–

49. MATERIAL RELATED-PARTY TRANSACTIONS (continued)

(a) Immediate holding company and fellow subsidiary companies (continued)

	Bank							
	Immediate holding company and its subsidiaries		Fellow subsidiaries		Subsidiaries		Associates	
	2005	2004 restated	**2005**	2004 restated	**2005**	2004	**2005**	2004 restated
Amounts due from:								
Cash and balances with banks and other financial institutions	30	3	671	1,213	–	–	1	–
Placings with and advances to banks and other financial institutions	1,909	581	710	1,196	–	–	78	31
Trading assets	50	–	–	–	–	–	–	–
Derivative financial instruments	101	134	24	43	–	–	–	–
Financial assets designated at fair value	–	–	–	–	–	–	–	–
Advances to customers	–	–	–	–	–	–	–	–
Amounts due from subsidiaries	–	–	–	–	93,261	109,324	–	–
Financial investments	325	731	–	–	–	–	–	–
Other assets	13	44	1	–	–	–	–	–
	2,428	1,493	1,406	2,452	93,261	109,324	79	31
Amounts due to:								
Current, savings and other deposit accounts	41	33	126	132	–	–	14	17
Deposits from banks	4,972	3,241	164	60	–	–	–	–
Derivative financial instruments	411	211	58	97	–	–	–	–
Subordinated liabilities	2,016	–	–	–	–	–	–	–
Amounts due to subsidiaries	–	–	–	–	1,433	1,136	–	–
Other liabilities	269	107	74	18	–	–	–	–
	7,709	3,592	422	307	1,433	1,136	14	17
Derivative contracts:								
Contract amount	35,364	20,194	8,848	10,647	–	–	–	–
Credit equivalent amount	355	343	73	96	–	–	–	–
Risk-weighted amount	71	69	15	19	–	–	–	–

49. MATERIAL RELATED-PARTY TRANSACTIONS (continued)

(b) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Bank's directors as disclosed in note 7(m) and certain highest paid employees as disclosed in note 7(l), is as follows:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Short-term employee benefits	**19**	20	**19**	20
Post-employment benefits	**3**	4	**3**	4
Equity compensation benefits	**1**	1	**1**	1
	23	25	**23**	25

(c) Material transactions with key management personnel

During the year, the Bank provided credit facilities and accepted deposits to key management personnel of the Bank and its holding companies, their close family members and companies controlled or significantly influenced by them. The credit facilities extended and deposit taken were provided in the ordinary course of business and on substantially the same terms as for comparable transactions with persons of a similar standing or, where applicable, with other employees.

Material transactions conducted with key management personnel of the Bank and its holding companies and parties related to them is as follows:

	Group		Bank	
	2005	2004 restated	**2005**	2004 restated
Interest received	**440**	152	**387**	137
Interest paid	**90**	9	**90**	9
Fees and exchange income received	**18**	34	**18**	34
Loans and advances	**13,166**	11,725	**15,836**	14,140
Deposits	**3,830**	2,983	**3,830**	2,983
Undrawn commitments	**6,130**	4,912	**6,130**	4,912
Maximum aggregate amount of loans and advances during the year	**19,599**	17,903	**18,593**	16,766

(d) Loans to officers

Loans to officers of the Bank disclosed pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

	Group		Bank	
	2005	2004	**2005**	2004
Aggregate amount of relevant transactions outstanding at 31 December	**61**	18	**61**	18
Maximum aggregate amount of relevant transactions during the year	**107**	62	**107**	62

(e) Associates

The Group maintains an interest-free shareholders' loan to an associate. The balance at 31 December 2005 was HK$233 million (2004: HK$233 million).

(f) Ultimate holding company

In 2005, no transaction was conducted with the Bank's ultimate holding company (same as 2004).

50. FINANCIAL RISK MANAGEMENT

This section presents information about the Group's exposure to and its management and control of risks, in particular, the primary risks associated with its use of financial instruments:

- credit risk: loss resulting from customer or counterparty default and arises on credit exposure in all forms, including settlement risk;
- liquidity risk: risk that the Group is unable to meet its payment obligations as they fall due;
- market risk: exposure to market variables such as interest rates, exchange rates and equity markets; and
- operational risk: is the risk of economic loss arising from fraud, unauthorised activities, error, omission, inadequate or failed internal process, people and systems inefficiency, systems failure or from external events. It is inherent to every business organization and covers a wide spectrum of issues.

The Group's risk management policy is designed to identify and analyse risks, to set appropriate risk limits and to monitor these risks and limits continually by means of reliable and up-to-date management information systems. The Group's risk management policies and major control limits are approved by the Board of Directors and they are monitored and reviewed regularly by the Executive Committee and Audit Committee.

(a) Credit risk

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. The Group has dedicated standards, policies and procedures in place to control and monitor all such risks.

The Credit Risk Management ("CRM") function is mandated to provide centralised management of credit risk through:

- formulating credit policies on approval process, post disbursement monitoring, recovery process and large exposure;
- issuing guidelines on lending to specified market sectors, industries and products; the acceptability of specific classes of collateral or risk mitigations and valuation parameters for collateral;
- undertaking an independent review and objective assessment of credit risk;
- controlling exposures to industries, counterparties, countries and portfolio types etc. by setting limits;
- maintaining facility grading process;
- reporting to senior executives and various committees on aspects of the Group loan portfolio;
- managing and directing credit-related systems initiatives; and
- providing advice and guidance to business units on various credit-related issues.

The Group undertakes ongoing credit analysis and monitoring at several levels. Special attention is also paid to problem loans. Recovery units are established by the Group to provide the customers with intensive support in order to maximise recoveries of doubtful debts. Loans impairment allowances are made promptly where necessary and be consistent with established guidelines. Management regularly performs an assessment of the adequacy of the established impairment by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions.

Master netting arrangements

The Group further restricts its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

50. FINANCIAL RISK MANAGEMENT (continued)

(a) Credit risk (continued)

Concentration of credit risk

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instrument is diversified along geographic, industry and product sectors.

Analysis of geographical concentration of the Group's assets is disclosed in note 14 and credit risk concentration of respective financial assets is disclosed in notes 18 to 21.

(b) Liquidity risk

Liquidity management is essential to ensure the Group has the ability to meet its obligations as they fall due. It is the Group's policy to maintain a strong liquidity position by properly managing the liquidity structure of its assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are comfortably met.

The Group has established policies and procedures to monitor and control its liquidity position on a daily basis by adopting a cash flow management approach. The Group always maintains a stock of high quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period. The liquidity management process is monitored by the Asset and Liability Management Committee ("ALCO") and is reported to the Executive Committee and the Board of Directors.

Analysis of assets and liabilities by remaining maturity is disclosed in note 15.

(c) Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to the Group. The Group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value-at-risk ("VAR") limits at a portfolio level. VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

(i) Foreign exchange exposure

The Group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out below, are managed by ALCO.

50. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

(i) Foreign exchange exposure (continued)

The tables below summarise the net structural and non-structural foreign currency positions of the Group and the Bank.

	Group			
2005	USD	RMB	Other foreign currencies	Total foreign currencies
Non-structural position				
Spot assets	193,149	5,955	98,115	297,219
Spot liabilities	(168,513)	(6,008)	(97,661)	(272,182)
Forward purchases	84,026	439	40,291	124,756
Forward sales	(104,960)	(300)	(40,772)	(146,032)
Net options position	(77)	–	75	(2)
Net long non-structural position	3,625	86	48	3,759
% of total net non-structural position	96.4%	2.3%	1.3%	100.0%
Structural positions	1,035	2,043	107	3,185
% of total net structural position	32.5%	64.1%	3.4%	100.0%

	Bank			
2005	USD	RMB	Other foreign currencies	Total foreign currencies
Non-structural position				
Spot assets	153,467	5,955	63,853	223,275
Spot liabilities	(128,831)	(6,008)	(63,399)	(198,238)
Forward purchases	84,026	439	40,291	124,756
Forward sales	(104,960)	(300)	(40,772)	(146,032)
Net options position	(77)	–	75	(2)
Net long non-structural position	3,625	86	48	3,759
% of total net non-structural position	96.4%	2.3%	1.3%	100.0%
Structural positions	1,035	2,043	107	3,185
% of total net structural position	32.5%	64.1%	3.4%	100.0%

50. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

(i) Foreign exchange exposure (continued)

	Group			
2004	USD	RMB	Other foreign currencies	Total foreign currencies
Non-structural position				
Spot assets	173,071	2,664	112,074	287,809
Spot liabilities	(171,698)	(2,400)	(94,709)	(268,807)
Forward purchases	68,726	207	28,826	97,759
Forward sales	(69,795)	(192)	(46,148)	(116,135)
Net options position	(37)	–	37	–
Net long non-structural position	267	279	80	626
% of total net non-structural position	42.7%	44.6%	12.7%	100.0%
Structural positions	850	1,998	108	2,956
% of total net structural position	28.8%	67.6%	3.6%	100.0%

	Bank			
2004	USD	RMB	Other foreign currencies	Total foreign currencies
Non-structural position				
Spot assets	128,169	2,664	70,054	200,887
Spot liabilities	(126,796)	(2,400)	(52,689)	(181,885)
Forward purchases	68,726	207	28,826	97,759
Forward sales	(69,795)	(192)	(46,148)	(116,135)
Net options position	(37)	–	37	–
Net long non-structural position	267	279	80	626
% of total net non-structural position	42.7%	44.6%	12.7%	100.0%
Structural positions	850	1,998	108	2,956
% of total net structural position	28.8%	67.6%	3.6%	100.0%

(ii) Interest rate exposure

Interest rate risks comprise those originating from treasury activities, both trading and non-trading portfolios as well as structural interest rate exposures. Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities, such as shareholders' funds and some current accounts. Structural interest rate risks were transferred to Treasury based on contractual or behavioural maturity directly or through the ALCO book.

Treasury manages interest rate risks within the limits approved by the Board of Directors and under the monitoring of ALCO.

Interest rate sensitivity analysis is useful in managing the interest rate risk of non-trading portfolio. The tables on pages 178 to 181 disclose the mismatching of the dates on which interest receivable on assets and payable on liabilities are next reset to market rates on a contractual basis, or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. At 31 December 2005, it is estimated that a general increase one percentage point in interest rates would decrease the Group's profit before tax by approximately HK$248 million so far as the effect on interest-bearing financial instruments is concerned.

50. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

(ii) Interest rate exposure (continued)

Interest rate sensitivity analysis

	Group						
2005	up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 Months	Non-interest earning/ bearing	Trading Book	Total
Assets							
Cash and balances with banks and other financial institutions	4,320	–	–	–	4,881	–	9,201
Placings with and advances to banks and other financial institutions	64,919	3,332	1,031	4	–	–	69,286
Trading assets	–	–	–	–	28	12,572	12,600
Financial assets designated at fair value	51	75	37	4,106	1,758	–	6,027
Derivative financial instruments	–	–	–	–	470	1,245	1,715
Advances to customers	240,688	9,024	4,970	5,547	451	–	260,680
Financial investments	97,920	11,210	13,750	65,664	1,360	–	189,904
Investments in associates	–	–	–	–	2,929	–	2,929
Investment properties	–	–	–	–	4,273	–	4,273
Premises, plant and equipment	–	–	–	–	6,750	–	6,750
Interest in leasehold land held for own use under operating lease	–	–	–	–	594	–	594
Intangible assets	–	–	–	–	1,636	–	1,636
Other assets	4	–	–	–	15,221	–	15,225
Total assets	407,902	23,641	19,788	75,321	40,351	13,817	580,820
Liabilities							
Current, savings and other deposit accounts	400,586	4,287	1,628	965	23,529	–	430,995
Deposits from banks	11,953	86	–	–	4	–	12,043
Trading liabilities	–	–	–	–	–	45,804	45,804
Financial liabilities designated at fair value	–	–	–	967	–	–	967
Derivative financial instruments	–	–	–	–	485	1,307	1,792
Certificates of deposit and other debt securities in issue	225	1,162	798	7,838	–	–	10,023
Other liabilities	–	–	–	–	14,138	–	14,138
Liabilities to customers under investment contracts	–	–	–	–	561	–	561
Liabilities to customers under insurance contracts	–	–	–	–	15,335	–	15,335
Deferred tax and current tax liabilities	–	–	–	–	1,921	–	1,921
Subordinated liabilities	3,511	–	–	–	–	–	3,511
Total liabilities	416,275	5,535	2,426	9,770	55,973	47,111	537,090
Off-balance sheet items	(21,638)	7,189	3,107	11,342			
Net gap position	(30,011)	25,295	20,469	76,893			
Cumulative gap position	(30,011)	(4,716)	15,753	92,646			

50. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

(ii) Interest rate exposure (continued)

Interest rate sensitivity analysis

	Bank						
2005	up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 Months	Non-interest earning/ bearing	Trading Book	Total
Assets							
Cash and balances with banks and other financial institutions	4,321	–	–	–	4,852	–	9,173
Placings with and advances to banks and other financial institutions	43,573	1,912	1,031	4	–	–	46,520
Trading assets	–	–	–	–	28	9,125	9,153
Financial assets designated at fair value	–	50	–	1,597	–	–	1,647
Derivative financial instruments	–	–	–	–	397	1,226	1,623
Advances to customers	196,409	8,828	4,174	5,408	291	–	215,110
Amounts due from subsidiaries	91,329	–	–	–	1,932	–	93,261
Financial investments	72,090	8,705	11,338	49,935	52	–	142,120
Investments in subsidiaries	–	–	–	–	2,104	–	2,104
Investments in associates	–	–	–	–	1,634	–	1,634
Investment properties	–	–	–	–	2,644	–	2,644
Premises, plant and equipment	–	–	–	–	4,798	–	4,798
Interest in leasehold land held for own use under operating lease	–	–	–	–	594	–	594
Intangible assets	–	–	–	–	71	–	71
Other assets	–	–	–	–	13,836	–	13,836
Total assets	407,722	19,495	16,543	56,944	33,233	10,351	544,288
Liabilities							
Current, savings and other deposit accounts	391,342	4,274	1,622	965	23,315	–	421,518
Deposits from banks	11,953	86	–	–	4	–	12,043
Trading liabilities	–	–	–	–	–	45,804	45,804
Financial liabilities designated at fair value	–	–	–	967	–	–	967
Derivative financial instruments	–	–	–	–	483	1,288	1,771
Certificates of deposit and other debt securities in issue	233	1,162	798	7,867	–	–	10,060
Amounts due to subsidiaries	419	1,014	–	–	–	–	1,433
Other liabilities	–	–	–	–	15,112	–	15,112
Deferred tax and current tax liabilities	–	–	–	–	1,303	–	1,303
Subordinated liabilities	3,511	–	–	–	–	–	3,511
Total liabilities	407,458	6,536	2,420	9,799	40,217	47,092	513,522
Off-balance sheet items	(21,526)	7,470	2,773	11,283			
Net gap position	(21,262)	20,429	16,896	58,428			
Cumulative gap position	(21,262)	(833)	16,063	74,491			

50. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

(ii) Interest rate exposure (continued)

Interest rate sensitivity analysis

	Group						
2004	up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 Months	Non-interest earning/ bearing	Trading Book	Total
Assets							
Cash and balances with banks and other financial institutions	495	–	–	–	6,753	–	7,248
Placings with and advances to banks and other financial institutions	69,196	3,960	1,919	4	–	–	75,079
Trading assets	–	–	–	–	44	4,188	4,232
Derivative financial instruments	–	–	–	–	–	1,684	1,684
Advances to customers	223,015	14,781	6,182	5,349	2,226	–	251,553
Financial investments	86,028	9,492	19,637	66,619	2,930	–	184,706
Investments in associates	–	–	–	–	2,299	–	2,299
Investment properties	–	–	–	–	3,383	–	3,383
Premises, plant and equipment	–	–	–	–	5,558	–	5,558
Interest in leasehold land held for own use under operating lease	–	–	–	–	609	–	609
Intangible assets	–	–	–	–	1,266	–	1,266
Other assets	–	–	–	–	9,330	–	9,330
Total assets	378,734	28,233	27,738	71,972	34,398	5,872	546,947
Liabilities							
Current, savings and other deposit accounts	407,868	5,320	2,138	2,705	29,429	–	447,460
Deposits from banks	11,406	–	–	–	528	–	11,934
Trading liabilities	–	–	–	–	–	5,840	5,840
Derivative financial instruments	–	–	–	–	–	1,273	1,273
Certificates of deposit and other debt securities in issue	9,902	315	1,104	4,734	–	–	16,055
Other liabilities	–	–	–	–	11,740	–	11,740
Liabilities to customers under investment contracts	–	–	–	–	540	–	540
Liabilities to customers under insurance contracts	–	–	–	–	8,656	–	8,656
Deferred tax and current tax liabilities	–	–	–	–	1,668	–	1,668
Total liabilities	429,176	5,635	3,242	7,439	52,561	7,113	505,166
Off-balance sheet items	(6,493)	494	2,004	3,995			
Net gap position	(56,935)	23,092	26,500	68,528			
Cumulative gap position	(56,935)	(33,843)	(7,343)	61,185			

50. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

(ii) Interest rate exposure (continued)

Interest rate sensitivity analysis

				Bank			
2004	up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 Months	Non-interest earning/bearing	Trading Book	Total
Assets							
Cash and balances with banks and other financial institutions	494	–	–	–	6,731	–	7,225
Placings with and advances to banks and other financial institutions	35,550	1,503	114	4	–	–	37,171
Trading assets	–	–	–	–	44	4,103	4,147
Derivative financial instruments	–	–	–	–	–	1,684	1,684
Advances to customers	178,292	11,733	2,043	5,211	1,511	–	198,790
Amounts due from subsidiaries	107,280	–	–	–	2,044	–	109,324
Financial investments	62,467	3,794	15,488	59,974	2	–	141,725
Investments in subsidiaries	–	–	–	–	2,004	–	2,004
Investments in associates	–	–	–	–	1,634	–	1,634
Investment properties	–	–	–	–	2,046	–	2,046
Premises, plant and equipment	–	–	–	–	4,013	–	4,013
Interest in leasehold land held for own use under operating lease	–	–	–	–	609	–	609
Intangible assets	–	–	–	–	17	–	17
Other assets	–	–	–	–	8,140	–	8,140
Total assets	384,083	17,030	17,645	65,189	28,795	5,787	518,529
Liabilities							
Current, savings and other deposit accounts	398,543	5,304	2,132	2,705	29,363	–	438,047
Deposits from banks	11,404	–	–	–	528	–	11,932
Trading liabilities	–	–	–	–	–	5,840	5,840
Derivative financial instruments	–	–	–	–	–	1,272	1,272
Certificates of deposit and other debt securities in issue	9,920	315	1,104	4,771	–	–	16,110
Amounts due to subsidiaries	1,136	–	–	–	–	–	1,136
Other liabilities	–	–	–	–	12,662	–	12,662
Deferred tax and current tax liabilities	–	–	–	–	1,232	–	1,232
Total liabilities	421,003	5,619	3,236	7,476	43,785	7,112	488,231
Off-balance sheet items	(213)	719	802	(1,308)			
Net gap position	(37,133)	12,130	15,211	56,405			
Cumulative gap position	(37,133)	(25,003)	(9,792)	46,613			

50. FINANCIAL RISK MANAGEMENT (continued)

(c) Market risk (continued)

(ii) Interest rate exposure (continued)

The following table indicates the effective interest rates for interest bearing assets and liabilities in 2005 as compared with 2004.

	2005			2004 restated		
	Average balance HK$m	Interest income HK$m	yield %	Average balance HK$m	Interest income HK$m	yield %
Assets						
Balances and placings with and advances to banks	65,905	2,301	3.49	69,548	1,771	2.55
Advances to customers	255,825	10,305	4.03	243,273	6,871	2.82
Financial investments	183,491	6,423	3.50	167,496	4,140	2.47
Total interest-earning assets	505,221	19,029	3.77	480,317	12,782	2.66
Loans impairment allowances	(983)	–	–	–	–	–
Provision for bad & doubtful debts	–	–	–	(1,696)	–	–
Non interest-earning assets and trading assets	57,535	–	–	29,637	–	–
Total assets and interest income	561,773	19,029	3.39	508,258	12,782	2.51

	Average balance HK$m	Interest expense HK$m	Cost %	Average balance HK$m	Interest expense HK$m	Cost %
Liabilities						
Current, savings and other deposit accounts	400,237	6,796	1.70	396,785	2,261	0.57
Deposits from banks	23,209	717	3.09	11,264	203	1.80
Certificates of deposit and debt securities in issue	11,847	412	3.48	9,857	231	2.34
Subordinated liabilities	913	36	3.94	–	–	–
Other interest-bearing liabilities	15	–	–	3,119	82	2.63
Total interest-bearing liabilities	436,221	7,961	1.83	421,025	2,777	0.66
Non interest-bearing current accounts	25,857	–	–	27,690	–	–
Shareholders' funds, non interest-bearing liabilities and trading liabilities	99,695	–	–	59,543	–	–
Total liabilities and interest expenses	561,773	7,961	1.42	508,258	2,777	0.55

(iii) Equities exposure

The Group's equities exposure in 2005 is mainly in long-term equity investments which are reported as "Financial investments" set out in note 21. Equities held for trading purpose are included under "Trading assets" set out in note 18. These are subject to trading limit and risk management control procedures and other market risk regime.

(d) Insurance underwriting risk

Through its insurance subsidiaries, the Group offers a comprehensive insurance products, including life and non life insurance, to both personal and commercial customers. As a result, the Group is exposed to financial risks when the proceeds from the financial assets are not sufficient to fund the obligations arising from insurance and investment contracts. These insurance operating subsidiaries are subject to the supervision of the Insurance Authority in Hong Kong and are required to observe the relevant compliance requirements stipulated by the Insurance Authority.

The Group manages its insurance risks through the application of sound underwriting, reinsurance, risk management and claims procedures. To mitigate the concentration of insurance risk, the Group uses a combination of treaty and facultative reinsurance. Use of reinsurance is confined to a select number of professional companies.

50. FINANCIAL RISK MANAGEMENT (continued)

(e) Operational risk

The Group's established framework for operational risk management includes identification and vigorous assessment of operational risks inherent in processes, activities and products and adequate management information on analysis of operational loss events and data. The Operational Risk Management Committee oversees the implementation of this framework. Operational risk is mitigated by well-established internal control system, adequate insurance cover, back up systems and contingency business resumption plans.

51. USE OF DERIVATIVES

Derivatives are financial contracts whose value and characteristics are derived from underlying assets, exchange and interest rates, and indices. Derivative instruments are subject to both credit risk and market risk. The credit risk relating to a derivative contract is principally the replacement cost of the contract when it has a positive mark-to-market value and the estimated potential future change in value over the residual maturity of the contract. The nominal value of the contracts does not represent the amount of the Group's exposure to credit risk. All activities relating to derivatives are subject to the same credit approval and monitoring procedures used for other credit transactions. Details of the nominal value, fair value and credit risk-weighted amounts of derivatives are set out in note 40.

Market risk from derivative positions is controlled individually and in combination with on-balance sheet market risk positions within the Group's market risk limits regime as described in note 50.

The Group transacts derivatives for three primary purposes: to create risk management solutions for clients, for proprietary trading purposes, and to manage and hedge its own risks. For accounting purposes, derivative instruments are classified as either held for trading or hedging.

Trading derivatives

Most of the Group's trading derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities in derivatives are entered into principally for the purpose of generating profits from short-term fluctuations in price or margin. Positions may be traded actively or be held over a period of time to benefit from expected changes in currency rates, interest rates, equity prices or other market parameters.

Trading derivatives also include non-qualifying hedging derivatives, ineffective hedging derivatives and the components of hedging derivatives that are excluded from assessing hedge effectiveness. Non-qualifying hedging derivatives are entered into for risk management purposes but do not meet the criteria for hedge accounting. These include derivatives managed in conjunction with financial instruments designated at fair value. Ineffective hedging derivatives were previously designated as hedges, but no longer meet the criteria for hedge accounting.

Hedging instruments

The Group uses derivatives (principally interest rate swaps) for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables the Group to optimise the cost of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

(a) Fair value hedge

The Group's fair value hedge principally consists of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

(b) Cash flow hedges

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be re-funded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions.

51. USE OF DERIVATIVES (continued)

The table below is a summary of the derivative assets and liabilities held for hedging purposes at 31 December 2005:

	Group		Bank	
	Fair Value hedges	Cash flow hedges	Fair Value hedges	Cash flow hedges
Derivative assets				
– Interest rate contracts	156	298	110	271
Derivative liabilities				
– Interest rate contracts	142	315	141	315

Hedge effectiveness testing

In order to qualify for hedge accounting, the Group carries out prospective effectiveness testing to demonstrate that it expects the hedge to be highly effective at the inception of the hedge and throughout its life. Actual effectiveness (retrospective effectiveness) is also demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For fair value hedge relationships, the Group utilises the cumulative dollar offset method as effectiveness testing methodology. For cash flow hedge relationships, the Group utilises the change in variable cash flow method or capacity test or the cumulative dollar offset method using the hypothetical derivative approach.

For prospective effectiveness, the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the change in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

52. FAIR VALUES OF FINANCIAL INSTRUMENTS

(a) Determination of fair value

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available, the fair value of such instruments is therefore calculated on the basis of well-established valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of the value realisable in a future sale.

All valuation models are validated before they are used as a basis for financial reporting, by qualified personnel independent of the area that created the mode. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgement made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors.

The methods and significant assumptions applied in determining the fair values of financial instruments are set out in note 3(l).

52. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

(b) Fair value

All financial instruments are stated at fair value or carried at amounts not materially different from their fair values as at 31 December 2005 and 2004 except as follows:

	Group			
	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets				
Placings with and advances to banks and other financial institutions	**69,286**	**69,284**	75,079	75,069
Advances to customers	**260,680**	**260,139**	251,553	254,510
Held-to-maturity debt securities	**10,731**	**10,778**	181,000	182,577
Financial Liabilities				
Current, savings and other deposit accounts	**430,995**	**430,944**	447,460	447,429
Deposits from banks	**12,043**	**12,043**	11,934	11,934
Certificates of deposit and other debt securities in issue	**10,023**	**9,825**	16,055	16,142
Subordinated liabilities	**3,511**	**3,547**	–	–

	Bank			
	2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets				
Placings with and advances to banks and other financial institutions	**46,520**	**46,518**	37,171	37,171
Advances to customers	**215,110**	**214,791**	198,790	200,944
Held-to-maturity debt securities	**–**	**–**	141,723	142,708
Financial Liabilities				
Current, savings and other deposit accounts	**421,518**	**421,467**	438,047	438,015
Deposits from banks	**12,043**	**12,043**	11,932	11,932
Certificates of deposit and other debt securities in issue	**10,060**	**9,864**	16,110	16,197
Subordinated liabilities	**3,511**	**3,547**	–	–

53. PARENT AND ULTIMATE HOLDING COMPANIES

The parent and ultimate holding companies of the Bank are The Hongkong and Shanghai Banking Corporation Limited (incorporated in Hong Kong) and HSBC Holdings plc (incorporated in England) respectively.

54. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 6 March 2006.

AUDITORS' REPORT

AUDITORS' REPORT TO THE SHAREHOLDERS OF HANG SENG BANK LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 81 to 185 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 6 March 2006

ANALYSIS OF SHAREHOLDERS

At 31 December 2005	Shareholders		Shares of HK$5 each	
	Number	Percentage of total	Number in millions	Percentage of total
Number of shares held				
1 – 500	6,362	30.91	1.6	0.08
501 – 2,000	6,820	33.14	8.3	0.43
2,001 – 5,000	3,593	17.46	12.3	0.64
5,001 – 20,000	2,894	14.06	29.6	1.55
20,001 – 50,000	571	2.77	17.6	0.92
50,001 – 100,000	170	0.83	12.2	0.64
100,001 – 200,000	91	0.44	12.7	0.67
Over 200,000	80	0.39	1,817.5	95.07
	20,581	100.00	1,911.8	100.00
Geographical Distribution				
Hong Kong	20,168	97.99	1,908.6	99.83
Malaysia	87	0.42	0.7	0.04
Singapore	52	0.25	1.1	0.06
Macau	44	0.22	0.2	0.01
Canada	64	0.31	0.3	0.02
United Kingdom	43	0.21	0.1	0.00
United States of America	47	0.23	0.3	0.02
Australia	45	0.22	0.3	0.01
Others	31	0.15	0.2	0.01
	20,581	100.00	1,911.8	100.00

SUBSIDIARIES*

Bankers Alliance Insurance Company Limited
Beautiful Fountain Investment Company Limited
Everlasting International Limited
Fulcher Enterprises Company Limited
Full Wealth Investment Limited
Hang Che Lee Company, Limited
Hang Seng Asset Management Pte Ltd
Hang Seng Bank (Bahamas) Limited
Hang Seng Bank (Trustee) Limited
Hang Seng Bank Trustee (Bahamas) Limited
Hang Seng Bank Trustee International Limited
Hang Seng Bullion Company Limited
Hang Seng Credit Limited
Hang Seng Credit (Bahamas) Limited
Hang Seng Credit Card Limited
Hang Seng Data Services Limited
Hang Seng Finance Limited
Hang Seng Finance (Bahamas) Limited
Hang Seng Financial Information Limited
Hang Seng Futures Limited
Hang Seng Insurance Company Limited
Hang Seng Insurance (Bahamas) Limited
Hang Seng Investment Management Limited
Hang Seng Investment Services Limited
Hang Seng Life Limited
Hang Seng (Nominee) Limited
Hang Seng Real Estate Management Limited
Hang Seng Security Management Limited
Hang Seng Securities Limited
Haseba Investment Company Limited
Hayden Lake Limited
High Time Investments Limited
HSI International Limited
HSI Services Limited
Imenson Limited
Mightyway Investments Limited
Perpetual Publicity Limited
Silver Jubilee Limited
Wide Cheer Investment Limited
Yan Nin Development Company Limited

* As defined in Section 2 of Hong Kong Companies Ordinance.

CORPORATE INFORMATION

Honorary Senior Advisor to the Bank
The Honourable Lee Quo-Wei GBM, JP

Board of Directors

Chairman
Michael R P Smith OBE

Vice-Chairman
Raymond C F Or JP

Directors
John C C Chan GBS, JP
Patrick K W Chan
Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)
Marvin K T Cheung DBA(Hon), SBS, OBE, JP
S J Glass
Jenkin Hui
Peter T C Lee JP
Eric K C Li FCPA(Practising), GBS, OBE, JP
Vincent H S Lo GBS, JP
Joseph C Y Poon
David W K Sin DSSc(Hon)
Richard Y S Tang MBA, BBS, JP
Peter T S Wong JP

Secretary
C C Li

Registered Office

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: http://www.hangseng.com

Stock Code

The Stock Exchange of Hong Kong Limited: 11

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

Depositary*

The Bank of New York
American Depositary Receipts
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, USA
Website: http://www.stockbny.com
Email: shareowners@bankofny.com
Telephone: 1-212-815-3700
Toll free (domestic): 1-888-269-2377

* The Bank offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York.

Annual Report 2005

The Annual Report 2005 in both English and Chinese is now available in printed form and on the Bank's website: http://www.hangseng.com.

Shareholders who:

A) received this Annual Report 2005 by electronic means and wish to receive a printed copy; or
B) received this Annual Report 2005 in either English or Chinese and wish to receive a printed copy of the other language version,

may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this Annual Report 2005 by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this Annual Report 2005, may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and be sent this Annual Report 2005 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Bank's future corporate communications at any time, free of charge, by completing and sending to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, a change request form which can be obtained from the Bank's Share Registrars.

CALENDAR

2005 Full Year Results

Announcement date	6 March 2006

2005 Fourth Interim Dividend*

Announcement date	6 March 2006
Book close date	21 March 2006
Payment date	31 March 2006

2005 Annual Report

posted to shareholders in late March 2006

Annual General Meeting

to be held on 26 April 2006

2006 Half Year Results

Announcement date	31 July 2006

2006 Interim Report

posted to shareholders in late August 2006

Proposed dates for 2006:

2006 First Interim Dividend

Announcement date	2 May 2006
Book close date	26 May 2006
Payment date	6 June 2006

2006 Second Interim Dividend

Announcement date	31 July 2006
Book close date	23 August 2006
Payment date	31 August 2006

2006 Third Interim Dividend

Announcement date	6 November 2006
Book close date	20 December 2006
Payment date	3 January 2007

2006 Full Year Results

Announcement date	5 March 2007

2006 Fourth Interim Dividend

Announcement date	5 March 2007
Book close date	20 March 2007
Payment date	30 March 2007

* The Register of Shareholders of the Bank will be closed on Tuesday, 21 March 2006, during which no transfer of shares can be registered. To qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Monday, 20 March 2006. The fourth interim dividend will be payable on Friday, 31 March 2006 to shareholders on the Register of Shareholders of the Bank on Tuesday, 21 March 2006.

Concept and design: YELLOW CREATIVE (HK) LIMITED

Principal photography: Bobby Lee and Graham Uden

Printed by Suncolor Printing Co. Ltd, Hong Kong, on Magno Satin paper using soy-based inks. With the cover board made in the Netherlands and the text paper made in Austria. Magno Satin comprises 80% virgin fibre and 20% pre-consumer waste. Pulps used are totally chlorine-free.

HANG SENG BANK LIMITED
83 Des Voeux Road Central
Hong Kong

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hang Seng Bank Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HANG SENG BANK

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, AMENDMENTS TO ARTICLES OF ASSOCIATION, ELECTION OF DIRECTORS AND REMUNERATION OF DIRECTORS, AND NOTICE OF ANNUAL GENERAL MEETING

Hang Seng Bank Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 11)

The notice convening an Annual General Meeting of Hang Seng Bank Limited (the "Bank") to be held on Wednesday, 26 April 2006 at 3:30 pm, at which, among others, the proposals relating to general mandates to issue shares and repurchase shares of the Bank and amendments to be made to the Articles of Association of the Bank will be considered, is set out on pages 15 to 18 of this circular.

The action to be taken by shareholders is set out on page 4 of this circular. Whether or not you propose to attend the Annual General Meeting you are requested to complete and return the form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting.

23 March 2006

Member HSBC Group

HANG SENG BANK LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Mr Michael R P Smith OBE, *Chairman**
Mr Raymond C F Or JP, *Vice-Chairman and Chief Executive*
Mr John C C Chan GBS, JP#
Mr Patrick K W Chan
Dr Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon) #
Dr Marvin K T Cheung DBA(Hon), SBS, OBE, JP#
Mr Simon J Glass*
(Mr Glass has given notice to resign from the Board with effect from 24 March 2006)
Mr Jenkin Hui#
Mr Peter T C Lee JP#
Dr Eric K C Li FCPA (Practising), GBS, OBE, JP#
Dr Vincent H S Lo GBS, JP*
Mr Joseph C Y Poon
Dr David W K Sin DSSc(Hon)#
Mr Richard Y S Tang MBA, BBS, JP#
Mr Peter T S Wong JP*

* *Non-executive Directors*
\# *Independent non-executive Directors*

Registered Office:
83 Des Voeux Road Central
Hong Kong

23 March 2006

To the Shareholders

Dear Sir or Madam

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, AMENDMENTS TO ARTICLES OF ASSOCIATION, ELECTION OF DIRECTORS AND REMUNERATION OF DIRECTORS, AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to seek your approval of proposals to grant general mandates to issue shares and to repurchase shares, to amend the Articles of Association of the Bank, to elect Directors, to fix the remuneration of Directors and to provide you with information in connection with such proposals. Your approval will be sought at the Annual General Meeting of the Bank to be held on 26 April 2006.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the Annual General Meeting of the Bank held on 21 April 2005, ordinary resolutions were passed giving general mandates to the Directors (i) to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at 21 April 2005; and (ii) to allot, issue and otherwise deal with additional shares up to a limit equal to, where the shares are to be allotted wholly for cash, 5 per cent and in any event 20 per cent of the aggregate nominal amount of the shares of the Bank in issue as at 21 April 2005. The purpose of the general mandate to issue shares was to enable the Directors to issue additional shares should the need arise. The 20 per cent limit to the general mandate to issue additional shares is imposed pursuant to the requirement of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Directors also consider it good corporate governance practice for the Bank to impose an additional limit of 5 per cent where shares are allotted wholly for cash. No shares have been repurchased and no shares have been allotted, issued or otherwise dealt with pursuant to these mandates. The Directors have no present intention to exercise the general mandates to issue shares and to repurchase shares of the Bank.

Under the terms of the Companies Ordinance (Cap 32) (the "Companies Ordinance") and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on 26 April 2006, unless renewed at that meeting. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement giving certain information regarding the repurchase resolution as required under the Listing Rules is set out in Appendix I to this circular.

AMENDMENTS TO ARTICLES OF ASSOCIATION

The Directors propose to make two housekeeping amendments to the Articles of Association of the Bank to facilitate the operation of the Bank. A special resolution setting out the amendments to the Articles of Association of the Bank is proposed under Agenda item No. 5 of the 2006 Annual General Meeting. The background to the proposed amendments is set out below:

(a) Article 118 — To provide that decisions may be validly made by a majority of Directors at a meeting without the requirement that four or more Managing Directors be present. This is a housekeeping amendment to facilitate the operation of the Bank. The requirement for four Managing Directors to form a quorum has already been repealed at the last Annual General Meeting of the Bank.

(b) Article 123 — To provide that resolutions of the Board of Directors in writing are only required to be signed by Directors who are in Hong Kong at that time. This is also a housekeeping amendment to facilitate the operation of the Bank. The use of written resolutions will continue to be subject to the requirements of the Listing Rules.

ELECTION OF DIRECTORS

At the Annual General Meeting of the Bank to be held on 26 April 2006, Mr Jenkin Hui, Mr Peter T C Lee, Mr Raymond C F Or and Mr Richard Y S Tang will retire as Directors by rotation and, being eligible, offer themselves for re-election in accordance with Articles 100 to 102 of the Bank's Articles of Association.

Mr Michael R P Smith, Mr Peter T S Wong and Mr Patrick K W Chan were appointed Directors of the Bank with effect from 22 April 2005, 25 May 2005 and 7 December 2005 respectively; and will retire under Article 106 of the Bank's Articles of Association and, being eligible, offer themselves for re-election.

Particulars of the above mentioned Directors are set out in Appendix II to this circular.

REMUNERATION OF DIRECTORS

The current scale of the Directors' fees of the Bank, which is Chairman (HK$200,000 per annum), Vice-Chairman (HK$150,000 per annum) and other Directors (HK$125,000 per annum), was recommended by the Board of Directors and approved by the shareholders at the Annual General Meeting of the Bank held on 21 April 2005.

Having regard to the recent developments in corporate governance and reporting obligations, and the expansion of the Bank's business, which continue to increase the commitment required of the Directors, a resolution will be proposed under Agenda item No. 3 of the 2006 Annual General Meeting to increase the fees of the Chairman and each of the Directors to HK$230,000 per annum and HK$150,000 per annum respectively. The fees of Vice-chairman will remain unchanged. If approved by shareholders, the proposed increase in the Directors' fees will be effective from 1 January 2006.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

As a good corporate governance practice, the Chairman intends to demand a poll on each of the resolutions set out in the notice of the Annual General Meeting to be held on 26 April 2006.

In accordance with Article 63 of the Bank's Articles of Association, every resolution put to the vote of the Meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands, a poll is demanded by:

(i) the Chairman; or

(ii) at least two shareholders present in person or by proxy for the time being entitled to vote at the Meeting; or

(iii) a shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the shareholders having the right to vote at the Meeting; or

(iv) a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right.

In accordance with Article 64 of the Bank's Articles of Association, if a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.

ACTION TO BE TAKEN

A notice of the Annual General Meeting of the Bank for 2006 is set out on pages 15 to 18 of this circular. At the Annual General Meeting, ordinary resolutions, among others, will be proposed to:

(a) grant the Directors a general mandate to allot, issue and deal with additional shares up to an aggregate nominal amount not exceeding 20 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution provided that the additional shares to be allotted by the Directors pursuant to this mandate wholly for cash shall not in aggregate exceed 5 per cent of the issued share capital; and

(b) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution (the "Repurchase Mandate").

In addition, a special resolution will be proposed to amend the Articles of Association of the Bank for the purposes as stated in the paragraph headed "Amendments to Articles of Association" above.

Enclosed with the Annual Report and Accounts for the year ended 31 December 2005 is a form of proxy for use at the Annual General Meeting. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the form of proxy and return it to the Legal and Company Secretarial Services Department, Hang Seng Bank Limited, at 83 Des Voeux Road Central, Hong Kong so as to be received not less than 48 hours before the time appointed for holding of the Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person.

RECOMMENDATION

The Directors believe that the proposed general mandate to issue shares of the Bank and the Repurchase Mandate, the proposed amendments to the Articles of Association of the Bank, election of Directors and remuneration of the Directors are in the best interests of the Bank as well as its shareholders. Accordingly, the Directors recommend that all shareholders vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully

Michael R P Smith
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, and also a memorandum of the terms of a proposed purchase, as required by section 49BA(3)(b) of the Companies Ordinance, to provide information to you with regard to the Repurchase Mandate.

1. SHARE CAPITAL

As at 23 March 2006 (the latest practicable date prior to the printing of this circular), the issued share capital of the Bank comprised 1,911,842,736 shares of HK$5 each (the "Shares"). Subject to the passing of the necessary ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, exercise in full of the Repurchase Mandate could accordingly result in up to 191,184,273 Shares being repurchased by the Bank during the course of the period prior to the next annual general meeting to be held in 2007.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Bank and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Bank and/or net assets per Share and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Bank and its shareholders.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Bank's available cash flow or working capital facilities, and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Bank and the applicable laws of Hong Kong.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank. However, there might be a material adverse effect on the working capital requirements or gearing levels of the Bank (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2005) in the event that the Repurchase Mandate is exercised in full at any time.

4. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Bank if the Repurchase Mandate is approved by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

The Directors are not aware of any consequences which could arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any repurchases pursuant to the Repurchase Mandate. As at 23 March 2006 (the latest practicable date prior to the printing of this circular), The Hongkong and Shanghai Banking Corporation Limited beneficially owned Shares representing 62.14 per cent of the issued share capital of the Bank. If the Directors were to exercise the Repurchase Mandate in full, such Shares would represent approximately 69.05 per cent of the issued share capital of the Bank. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code.

No purchase has been made by the Bank of its Shares in the six months prior to the date of this circular (whether on the Stock Exchange or otherwise).

The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, has undertaken not to sell any Shares to the Bank under the Repurchase Mandate if the Repurchase Mandate is approved by shareholders and exercised by the Directors. Save as aforesaid, no connected person (as defined in the Listing Rules) has notified the Bank that he or she has a present intention to sell Shares to the Bank, or has undertaken not to sell any Shares to the Bank, if the Repurchase Mandate is approved by shareholders.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
March 2005	107.50	102.50
April 2005	106.50	102.00
May 2005	107.00	103.50
June 2005	107.00	104.00
July 2005	107.90	104.60
August 2005	108.40	103.10
September 2005	105.90	103.50
October 2005	104.90	99.80
November 2005	103.90	100.80
December 2005	103.70	101.20
January 2006	104.20	101.10
February 2006	104.40	101.70

Particulars of the retiring Directors subject to re-election at the Annual General Meeting are set out below:

Mr Patrick Kwok Wai CHAN[note]

Mr Chan, aged 49, is Executive Director and Chief Financial Officer and a Member of Executive Committee of the Bank. He has been a Director of the Bank since December 2005. He is a Director of a number of wholly-owned subsidiaries of the Bank, namely, Bankers Alliance Insurance Company Limited, Hang Seng Bank (Trustee) Limited, Hang Seng Credit (Bahamas) Limited, Hang Seng Futures Limited, Hang Seng Insurance Company Limited, Hang Seng Investment Services Limited, Hang Seng Real Estate Management Limited and Hang Seng Securities Limited. He is also a Director of Hang Seng Life Limited, a 50%-owned subsidiary of the Bank. He is also a Director and Executive Committee member of Industrial Bank Co., Limited, PRC; a Council Member of the Hong Kong Institute of Certified Public Accountants and a Member of the Professional Development Sub-committee of the ACCA Hong Kong; a Member of the Quality Education Fund Steering Committee and Advisory Board on Accounting Studies of the Chinese University of Hong Kong and the Hong Kong University of Science and Technology Accounting Students' Society; and a Member of the Investment Committee of the Foundation of Tsinghua University Center for Advanced Study Co Ltd. He has not held any directorships in Hong Kong listed public companies during the last three years.

Mr Chan obtained a Master of Business Administration degree from the University of Warwick in 1993. Mr Chan joined the Bank as Assistant General Manager and Head of Financial Control Division in July 1995. In 1998 he took up the role of Chief Financial Officer, being responsible for the planning and control of the Bank's financial direction, as well as overseeing the Bank's financial standards and discipline. In 2003, he was promoted to Deputy General Manager. He was appointed General Manager on 1 December 2005.

Mr Chan started his career at Ernst & Young and worked for a number of banks and listed companies in Hong Kong, including Chase Manhattan Bank, Australia and New Zealand Banking Group and Dah Sing Financial Group.

Save as disclosed herein, Mr Chan does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. As at 23 March 2006 (the latest practicable date prior to the printing of this circular), Mr Chan was interested in 1,000 shares in the Bank within the meaning of Part XV of the Securities and Futures Ordinance. These shares were held by his spouse.

Mr Chan will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$125,000 per annum. His annual salary for the financial year ending on 31 December 2006 is HK$2.89 million and he is entitled to a discretionary bonus. His salary package is covered by a contract of employment and has been determined with reference to the remuneration policy of the Bank. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Jenkin HUI[note]

Mr Hui, aged 62, is an independent non-executive Director and a Member of the Remuneration Committee of the Bank. He has been a Director of the Bank since August 1994. He is a Director and Chief Executive of Pointpiper Investment Limited; a Director of Central Development Limited, Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Save as disclosed herein, Mr Hui has not held any directorships in other Hong Kong listed public companies during the last three years.

Save as disclosed herein, Mr Hui does not hold any other positions in the Bank and its subsidiaries. Mr Hui has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Mr Hui does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Hui will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$125,000 per annum. He will also receive a fee for duties assigned to and services provided by him as a Member of the Remuneration Committee, currently being HK$40,000 per annum, which has been determined with reference to the remuneration policy of the Bank. There is no service contract signed between the Bank and Mr Hui. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Peter Ting Chang LEE JP[note]

Mr Lee, aged 52, is an independent non-executive Director and a Member of the Remuneration Committee of the Bank. He has been a Director of the Bank since August 2002. He is also a Director of Barrowgate Limited, an associated company of the Bank. He is Chairman of Hysan Development Company Limited; a non-executive Director of Cathay Pacific Airways Limited, SCMP Group Limited, Maersk China Limited; and a Director of a number of other companies. He is also a Vice President of the Real Estate Developers Association of Hong Kong. Save as disclosed herein, Mr Lee has not held any directorships in other Hong Kong listed public companies during the last three years.

Mr Lee obtained a Bachelor of Science Degree in Civil Engineering from the University of Manchester, England in 1976 and qualified as a Solicitor of the Supreme Court of England and Wales since 1980.

Save as disclosed herein, Mr Lee does not hold any other positions in the Bank and its subsidiaries. Mr Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Mr Lee does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Lee will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$125,000 per annum. He will also receive a fee for duties assigned to and services provided by him as a Member of the Remuneration Committee, currently being HK$40,000 per annum, which has been determined with reference to the remuneration policy of the Bank. There is no service contract signed between the Bank and Mr Lee. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Raymond Ching Fai OR JP[note]

Mr Or, aged 56, is Vice-Chairman and Chief Executive and a Member of the Executive Committee of the Bank. He has been a Director of the Bank since February 2000. He is a Director of The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank. He is also a Director of Haseba Investment Company Limited, a wholly-owned subsidiary of the Bank, Hang Seng Life Limited, a 50%-owned subsidiary of the Bank, and Barrowgate Limited, an associated company of the Bank. He is also a Director of Cathay Pacific Airways Limited, Esprit Holdings Limited and Hutchison Whampoa Limited. He is also a Vice President and a Council Member of the Hong Kong Institute of Bankers; Chairman of the Hang Seng School of Commerce; a Council Member of The

University of Hong Kong and The City University of Hong Kong; an adviser of the Employers' Federation of Hong Kong; a member of the Planning Committee of the 5th East Asian Games; a Director of 2009 East Asian Games (Hong Kong) Limited; and the First Vice President of the Board of The Community Chest of Hong Kong. Save as disclosed herein, Mr Or has not held any directorships in other Hong Kong listed public companies during the last three years.

Mr Or began his career with The Hongkong and Shanghai Banking Corporation Limited in 1972 after receiving a bachelor's degree from the University of Hong Kong in Economics and Psychology. Mr Or has worked in a variety of positions within The Hongkong and Shanghai Banking Corporation Limited in personnel, securities, retail banking and corporate banking. He was appointed a Group General Manager of HSBC Group, General Manager of The Hongkong and Shanghai Banking Corporation Limited, and a non-executive Director of the Bank in 2000.

Save as disclosed herein, Mr Or does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Mr Or does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Or will receive fees for being the Vice-Chairman of the Board of Directors in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$150,000 per annum. His annual salary for the financial year ending on 31 December 2006 is HKD5.67 million. He is also entitled to a discretionary bonus. His salary package has been determined with reference to the remuneration policy of the Bank. There is no service contract signed between the Bank and Mr Or. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Michael Roger Pearson SMITH OBE[note]

Mr Smith, aged 49, is non-executive Chairman of the Bank. He has been a Director of the Bank since April 2005. He is the President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank. He is also the Chairman of HSBC Bank Malaysia Berhad; a Director of HSBC Australia Holdings Pty Limited, HSBC Bank Australia Limited and The Shek O Development Company Limited; and a member of the Visa International Asia Pacific, Regional Board.

Mr Smith joined HSBC Group in 1978, after graduating with honours from the City University of London where he read Economic Sciences. Mr Smith has held a wide variety of posts throughout HSBC Group in Hong Kong, the rest of Asia-Pacific, the United Kingdom, Australasia, the Middle East and South America.

Mr Smith was appointed a Group General Manager of HSBC Group in 2000. In 2003, Mr Smith returned to the United Kingdom to review and restructure the Group Head Office. He took up the appointment of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited in January 2004 and became Chairman of HSBC Bank Malaysia Berhad on 1 January 2004. He was appointed Global Head of Commercial Banking of HSBC Group in June 2005. Mr Smith has not held any directorships in Hong Kong listed public companies during the last three years.

Save as disclosed herein, Mr Smith does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Mr Smith does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Smith will receive fees for being the Chairman of the Board of Directors in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, which are currently HK$200,000 per annum. There is no service contract signed between the Bank and Mr Smith. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Richard Yat Sun TANG MBA, BBS, JP[note]

Mr Tang, aged 53, is an independent non-executive Director and a Member of the Audit Committee of the Bank. He has been a Director of the Bank since August 1995. He is Chairman and Managing Director of Richcom Company Limited; a Vice Chairman of King Fook Holdings Limited; a Director of Miramar Hotel and Investment Company Limited and Hong Kong Commercial Broadcasting Company Limited. He is also the Chairman of the Correctional Services Children's Education Trust Investment Advisory Board of the Correctional Services Department; a member of the HKSAR Passports Appeal Board; a member of the Disciplinary Panel A of the Hong Kong Institute of Certified Public Accountants; a member of Customs & Excise Service Children's Education Trust Fund Investment Advisory Board; and a member of Tang Shiu Kin and Ho Tim Charitable Fund. Mr Tang was awarded "Justice of the Peace" in 1997 and the Bronze Bauhinia Star by the HKSAR Government in July 2000. Save as disclosed herein, Mr Tang has not held any directorships in other Hong Kong listed public companies during the last three years.

Mr Tang obtained a Bachelor of Science Degree in Business Administration from Menlo College, California, USA in 1976 and an MBA from the University of Santa Clara, California, USA in 1978.

Save as disclosed herein, Mr Tang does not hold any other positions in the Bank and its subsidiaries. Mr Tang has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank and does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Tang will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$125,000 per annum. He will also receive fees for duties assigned to and service provided by him as Member of Audit Committee, currently being HK$80,000, which has been determined with reference to the remuneration policy of the Bank. There is no service contract signed between the Bank and Mr Tang. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Mr Peter Tung Shun WONG JP[note]

Mr Wong, aged 54, is non-executive Director and a member of the Executive Committee of the Bank. He has been a Director of the Bank since May 2005. He is an Executive Director of The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, and Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited. He is also a Director of Bank of Communications Co., Ltd., Ping An Bank Limited and Hong Kong Interbank Clearing Limited; the Chairman of the Hong Kong Association of Banks; the President of the Hong Kong Institute of Bankers; a Council Member of the Hong Kong Trade Development Council and Chairman of its Financial Services Advisory Committee; a Member of the Banking Advisory Committee and of the Exchange Fund Advisory Sub-committee on Currency Board Operations of the Hong Kong Monetary Authority; a Member of the Greater Pearl River Delta Business Council; a Member of the Commission on Poverty and the Advisory Board of the Hong Kong Red Cross; a Director of The Community Chest of Hong Kong; a Council Member of the Hong Kong University of Science and Technology; and an Honorary Professor of The Hong Kong University of Hong Kong.

Mr Wong started his career in banking in 1980 when he joined Citibank as Assistant Financial Controller. He later held a number of roles, including Director of Business Development, Deputy Managing Director, and Director of Banking, before becoming Director of Sales, Services and Distribution Channels for CitiBank's North Asian operations in 1996. In 1997, Mr Wong was appointed Head of Consumer Banking at Standard Chartered Bank for its Hong Kong and China operations. He became Chief Executive for its Hong Kong operations in 2000 and Director for Greater China Operations in 2002. On 1 April 2005, Mr Wong joined The Hongkong and Shanghai Banking Corporation Limited as Group General Manager and Executive Director, Hong Kong and Mainland China. Save as disclosed herein, Mr Wong has not held any directorships in other Hong Kong listed public companies during the last three years.

Mr Wong was educated at Indiana University in the USA and holds Bachelor's degree in computer science, an MBA in marketing and finance and an MSc in computer science.

Save as disclosed herein, Mr Wong does not hold any other positions in the Bank and its subsidiaries, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Bank. Mr Wong does not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Mr Wong will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$125,000 per annum. There is no service contract signed between the Bank and Mr Wong. The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that a Director's specific term of appointment cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

note *None of the retiring Directors have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to the re-election of the retiring Directors that need to be brought to the attention of the Bank's shareholders.*

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of the Bank will be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Wednesday, 26 April 2006 at 3:30 pm to transact the following ordinary business:

(1) to receive and consider the Statement of Accounts and the Reports of the Directors and of the Auditors for the year ended 31 December 2005;

(2) to elect Directors:

  (a) Mr Patrick K W Chan;

  (b) Mr Jenkin Hui;

  (c) Mr Peter T C Lee;

  (d) Mr Raymond C F Or;

  (e) Mr Michael R P Smith;

  (f) Mr Richard Y S Tang; and

  (g) Mr Peter T S Wong;

(3) to fix the remuneration of the Directors;

(4) to reappoint the Auditors and to authorise the Directors to fix their remuneration;

and, by way of special business, to consider and, if thought fit, pass the following Resolution as a Special Resolution:

(5) "THAT, with effect from the conclusion of the Annual General Meeting of the Company at which this resolution is passed, the existing Articles of Association of the Company be and are hereby altered by:-

  (a) deleting Article 118 in its entirety and substituting therefor the following:-

  "Questions arising at any meeting shall be decided by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote."; and

  (b) in Article 123, adding the words "present in Hong Kong at that time" after the word "Directors" when it first appears."

and, by way of special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:

(6) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."; and

(7) "THAT

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed, where the shares are to be allotted wholly for cash, 5 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

By Order of the Board

C C Li
Secretary

Hong Kong, 6 March 2006

Notes:

1. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of the shareholder; a proxy needs not also be a shareholder of the Bank.*

2. *The Directors of the Bank have declared a fourth interim dividend of HK$1.90 per share. The Register of Shareholders of the Bank will be closed on Tuesday, 21 March 2006, during which no transfer of shares can be registered. To qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Monday, 20 March 2006. The fourth interim dividend will be payable on Friday, 31 March 2006 to shareholders on the Register of Shareholders of the Bank on Tuesday, 21 March 2006.*

3. *The biographical details of all the Directors to be elected or re-elected at the Meeting are provided in the "Biographical details of Directors" section of the Annual Report for 2005 and also Appendix II to the circular of which this notice forms part.*

4. *In relation to Agenda item No. 3, the fees for the Bank's Directors were last increased in 2005. Having regard to recent developments in corporate governance and reporting obligations, and the expansion of the Bank's business, which continue to increase the commitment required of Directors, it is proposed that the Directors' fees be increased. The fees of the Chairman and each of the Directors (except Vice-Chairman) respectively are proposed to be increased to HK$230,000 (2005: HK$200,000) per annum and HK$150,000 (2005: HK$125,000) per annum respectively effective as from 1 January 2006.*

5. *The Bank's Articles of Association are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Resolution 5 on amendments of the Bank's Articles of Association is a translation only. Should there be any discrepancies, the English version will prevail.*

6. *In accordance with Article 63 of the Bank's Articles of Association, every resolution put to the vote of the Meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands, a poll is demanded by (i) the Chairman; or (ii) at least two shareholders present in person or by proxy for the time being entitled to vote at the Meeting; or (iii) a shareholder or shareholders representing not less than 10 per cent of the total voting rights of all the shareholders having the right to vote at the Meeting; or (iv) by a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right. In accordance with Article 64 of the Bank's Articles of Association, if a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner, as the Chairman shall direct (including the use of ballot or voting papers or tickets), and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.*

7. *As a good corporate governance practice, the Chairman intends to demand a poll on each of the resolutions set out in the notice of the Meeting in accordance with Article 63 of the Bank's Articles of Association.*

8. *As at the date hereof, the Board of Directors of the Bank comprises Mr Michael R P Smith* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr John C C Chan#, Mr Patrick K W Chan, Dr Y T Cheng#, Dr Marvin K T Cheung#, Mr S J Glass*, Mr Jenkin Hui#, Mr Peter T C Lee#, Dr Eric K C Li#, Dr Vincent H S Lo*, Mr Joseph C Y Poon, Dr David W K Sin#, Mr Richard Y S Tang# and Mr Peter T S Wong*.*

* *Non-executive Director*
\# *Independent non-executive Director*

THIS CIRCULAR

This circular in both English and Chinese is now available in printed form and on the Bank's website at www.hangseng.com.

Shareholders who:

A) received this circular by electronic means and wish to receive a printed copy; or

B) received this circular in either English or Chinese and wish to receive a printed copy of the other language version,

may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this circular by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this circular may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and be sent this circular in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Bank's future corporate communications at any time, free of charge, by completing and sending to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, a change request form which can be obtained from the Bank's Registrars.